


Ibuprofen



Meeting the World's Growing Need for Quality, Affordable, Healthcare Products





2007
ANNUAL REPORT



Corporate Profile

Perrigo Company is a leading global health care supplier that develops, manufactures and distributes over-the-counter (OTC) and prescription pharmaceuticals (R_X), nutritional products, active pharmaceutical ingredients (API) and consumer products. The Company is the world's largest manufacturer of OTC pharmaceutical products for the store brand market. The Company's primary markets and manufacturing facilities are in the United States, Israel, Mexico and the United Kingdom.


PERRIGO

We're in the Business of Helping
People Live Better Lives


Cold & Flu Capsules
non-drowsy
Fish Oil
Pure
Cod Liver Oil
340 mg
Starflower Oil
junior
EXPECTORANT
Triple Strength
Glucosamine
Chondroitin
Complex
Sodium Free
Dietary Supplement
WESTERN FAMILY
Gummies
GOODSENSE
Maximum Strength
Famotidine Tablets, 20 mg
Acid Reduc
Max Strength
Cold & Flu
Relief Sachets
ALL DAY
CALCIUM 60
WITH D
vitamins
inerals
Sainsbury's
ROMEMATE
romium
nicotinate
Finest Natural
Cinnamon
RITE AID
Nicotine
Loze
Stop Smoking
Paracetamol
EASY TO SWALLOW
CRANBERRY
EXTRACT
Quit!
CAPLETS
saveur de fruits
Goût Extra
equate
gomme de
nicotine 2 mg
equate
Suplemento
Alimenticio
Pregnancy Care
SPECIAL VALUE SIZE
Maximum Strength

CONTENTS

FINANCIAL HIGHLIGHTS

Financial Results – Reported (GAAP)
In millions, except shares and per share amounts

	Year Ended		
	July 1, 2006 (1)	June 30, 2007 (1)	% Change
Net Sales	$ 1,366.8	**$ 1,447.4**	5.9
Operating Income	$ 111.3	**$ 98.6**	(11.4)
Net Income	$ 71.4	**$ 73.8**	3.4
Diluted Earnings Per Share	$ 0.76	**$ 0.79**	3.9
Average Diluted Shares Outstanding (000's)	94,105	**93,807**	(0.3)

Financial Results
Adjusted For Non-recurring Items
In millions, except shares and per share amounts

	Year Ended		
	July 1, 2006 (1) (2)	June 30, 2007 (1) (2)	% Change
Net Sales	$ 1,366.8	**$ 1,447.4**	5.9
Operating Income	$ 124.9	**$ 114.3**	(8.5)
Net Income	$ 77.8	**$ 83.1**	6.8
Diluted Earnings Per Share	$ 0.83	**$ 0.89**	7.2
Average Diluted Shares Outstanding (000's)	94,105	**93,807**	(0.3)


Net Sales
($ in millions)
1,366.8 1,447.4
2006 2007
Operating Income
($ in millions)
124.9 114.3
2006 2007
Net Income
($ in millions)
77.8 83.1
2006 2007
Diluted Earnings Per Share
(in dollars)
0.83 0.89
2006 2007

(1) See Item 7 of the Form 10-K report for a discussion of results of operations.
(2) See reconciliation of non-GAAP financial measures on page 24. We have excluded certain non-recurring items when monitoring and evaluating Perrigo's financial results because we believe this provides important insight into Perrigo's ongoing operations.



LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

Fiscal 2007 was an exciting year at Perrigo.

We achieved record sales and grew our bottom line. We made significant progress in furthering our strategic vision and expanded our management team in several important areas. We also successfully met some significant challenges, including a voluntary recall of a product and the unexpected need to rescue our customers after a competitor suspended its OTC operations. Both remind us of the critical importance of our absolute commitment to quality.

> *"In the midst of skyrocketing healthcare costs, aging demographics and a worldwide focus on health care, Perrigo is at the forefront of quality, affordable healthcare products."*
>
> *Joseph Papa, President and CEO*

Before I elaborate on several of these events, however, I want to recognize David Gibbons as fiscal 2007 marked his retirement as Perrigo's President and CEO. On behalf of all of our employees and shareholders around the world, I would like to thank Dave for his many contributions to the company. Dave was instrumental in expanding Perrigo's strategy beyond North American store brands to global store brands, Rx and API. As a result of Dave's efforts and leadership, Perrigo stock appreciated more than 300 percent during his tenure. We wish him well in his retirement and appreciate his continued service as Chairman of Perrigo's Board of Directors.



RESULTS

Fiscal year-end 2007 sales were $1.45 billion compared to $1.37 billion in fiscal 2006, an increase of $80 million, or 6 percent.

Net income for the year was $74 million versus $71 million last year. Diluted earnings per share were $0.79 this year versus $0.76 a year ago. Excluding unusual charges of $9 million after-tax, net income was $83 million, or $0.89 per share.

We also benefited from a lower tax rate due to strong earnings from our non-U.S. business units, the renewal of the federal research and development tax credit, and several tax planning programs. These actions should allow us to have lower effective tax rates, sustainable over the longer term – similar to other global pharmaceutical companies.

Cash flow from operations continued to be very strong this year, reaching $129 million versus $127 million last year.





Finally, we lowered our net debt position this year despite the completion of an acquisition, leaving us with a stronger balance sheet as we enter fiscal 2008.

PROGRESS ON STRATEGIC PILLARS

During fiscal 2007, we laid out the foundation of our strategic plan and its pillars, which are:

- An unwavering focus on *quality*;
- superior *customer service*;
- *low cost* through efficiency and economies of scale;
- continued *innovation* through development and launch of new products; and
- attracting, developing and retaining talented *people*.

We also initiated numerous steps in the execution of our strategic pillars.

Quality: Quality is the core of our business and at the heart of everything we do. For that reason, in fiscal 2007 we continued to make investments that reinforce our commitment to quality by pursuing the most intensive quality initiative in Perrigo's history. Specifically:

- We increased our investment in quality by more than $4 million per quarter to further enhance our quality systems; and
- we named Louis Yu, Ph.D., as Senior Vice President of Global Quality. Dr. Yu has more than 30 years of experience in the pharmaceutical industry. He and his team are evaluating and enhancing our quality measures and standards in all of our global operations. He is a great addition to the Perrigo team.

Elsewhere in the industry, a store brand competitor was forced to suspend its operations because of quality-related issues. As a result, we have been working diligently to fill gaps in our customers' supplies. While this certainly represents a potentially great opportunity for Perrigo, it is also a dramatic reminder of just how critical quality is to the pharmaceutical business.

Customer Service: Our customers are the world's leading retailers, and they demand continuous, superior service from us. I am particularly pleased with this year's improvement in supply chain performance that resulted in our best customer service levels in years. This performance is also helping us develop closer relationships with our customers as we collaborate to deliver best-in-class service.

Low Cost Provider: To continually provide value to our customers and their consumers, and to remain competitive in a global marketplace, we must have a relentless focus on our cost position. But as the world's largest producer of quality, affordable



store brand healthcare products, we learned long ago that you do not lower cost by cutting corners. So our best strategy to lower cost is a "right-first-time" mentality – i.e., do what it takes to do it right the first time. To support that strategy, our Lean Sigma team led the implementation of nine "value streams" designed to make our production processes as efficient and effective as possible. The team is now collaborating with suppliers to further improve the flow of these critical processes.

Innovation: We define innovation as the ability to introduce new products to the market. Becoming the exclusive or semi-exclusive provider of key new products is at the forefront of our business strategy. We believe that Perrigo is among the industry leaders in bringing important new generic and store brand healthcare products to market before anyone else.

In fact, fiscal 2007 was a particularly successful year for new product additions to what was already the broadest and widest product line in our industry. We expanded our highly successful smoking cessation product line, and for fiscal 2008 we added store brand equivalents to Rid® and Nix® in the OTC pediculicide category, a new market segment for Perrigo. Sales from new products totaled $77 million. We also received tentative or final approval on six Abbreviated New Drug Application (ANDA) filings, and we have 18 more pending. In addition, we broadened our topical generic pharmaceutical


RITE AID
Nicotine Gum,
Stop Smoking Aid
RITE AID
Nicotine Lozenge
Stop Smoking Aid
MINT FLAVOR
CVS
NEW!
All day GLUCOSAMINE CHONDROITIN
EXTENDED RELEASE
120 CAPLETS
WESTERN FAMILY
Regular Strength
Stomach Relief
Saw Palmetto
Standardized Extract
Sainsbury's
PERRIGO
Terconazole Vaginal
PERRIGO
Ciclopirox Olamine Cream, USP
Quit!
equate
Maximum Strength
Acid Reducer


NASALUB
NASALUB
Uso diario
Nasivin
Uso diario
Nasivin

offering with the acquisition of nine products from the Glades subsidiary of Stiefel Laboratories. At the end of fiscal 2007 we had more than 65 projects in our pipeline.

We are also continuing to invest in research and development in order to maintain our leadership position.

People: A successful company is only as good as its ability to attract, develop and retain talented people. Perrigo's impeccable reputation puts us in the enviable position of being able to attract leading talent from all over the world.

In addition to Dr. Yu, we made several other changes to our management team during fiscal 2007.

- Judy Brown was named Executive Vice President and Chief Financial Officer at the beginning of this fiscal year. Judy and I have worked closely on several initiatives designed to enhance shareholder value, including driving working capital improvements, optimizing our worldwide tax position, and aligning management goals, resource allocation and portfolio reviews to improve return on invested capital.
- Thomas Farrington joined us this year as Senior Vice President and Chief Information Officer, and has led Perrigo's development of a global IT platform and strategy. Tom has nearly 30 years experience in information systems, operations and audit, including leadership positions at BP Amoco and Dell Computer.
- John Hendrickson was named Executive Vice President of Global Operations and Supply Chain. In this new role, John is responsible for optimizing global manufacturing and supply chain functions for all of Perrigo's finished dosage Consumer Healthcare and R_X products. He oversees operations in the U.S., U.K., and Mexico, as well as Perrigo New York and Perrigo Israel. This year, he has implemented numerous global procurement and "value stream" initiatives.
- Sharon Kochan was named Executive Vice President of U.S. Generics. Sharon is responsible for expanding our generic pharmaceutical business in the U.S. market and coordinating the business development activities of our global generics business. This year, Sharon was instrumental in acquiring the Glades products for our portfolio.

We are extremely fortunate to have people of this caliber in these key management positions.



GROWTH STRATEGY

Every day, we see and hear stories about the skyrocketing cost of health care, our aging population and the importance of preventative health care in reducing disease. Perrigo is uniquely positioned to address these realities.

Our strategy is centered on identifying opportunities for new products and growing international markets. We then focus on those opportunities that can benefit most from our unique ability to develop and produce a broad variety of high volume OTC products, hard-to-develop topical prescription products and complex active pharmaceutical ingredients.

Our mission is to guide Perrigo in carrying out that strategy.

As I met with employees and investors during my first year as Perrigo's CEO, many of them asked me why I came to Perrigo. The answer was simple: as a pharmacist by training, I am passionate about helping people lead healthier lives and providing them with high quality healthcare products. That passion dovetails nicely with Perrigo's mission to help people by making high quality healthcare products more affordable.

Perrigo has more than 10,000 stock keeping units (SKUs). We make more than 34 billion tablets and caplets every year. That is more than 100 tablets per year for every man, woman and child in the United States. No other company has the (mass customization) capabilities, scope or scale that Perrigo offers in the OTC healthcare and generic pharmaceutical industries.

I believe Perrigo's unique approach to delivering quality, affordable healthcare products can have a monumental impact on the future of health care around the world. The opportunity to direct this company's future at this exciting time in its history made my decision to join it obvious.

Importantly, I would like to close by thanking Perrigo's more than 6,200 employees worldwide for all of their hard work this year. I look forward to another exciting year ahead.

Sincerely,



Joseph C. Papa

President and Chief Executive Officer
September 24, 2007













PERRIGO TODAY
The Need Is Growing

PERRIGO IS UNIQUELY POSITIONED AT A CRITICAL MOMENT.

Among the more pressing issues of our time is the looming health care crisis. It has businesses and individuals worldwide struggling to find affordable alternatives to the ever-rising cost of health care – yet offers opportunities for Perrigo.

WHAT FACTORS ARE CREATING THIS INTENSE FOCUS ON HEALTH CARE?

First, there are 35 million people over the age of 65 in the U.S., and 483 million worldwide. These numbers are expected to more than double to 71 million and 974 million, respectively, in just the next two decades (*U.S. Census Bureau, The State of Aging in America 2007*).

And while some may debate the impact of aging itself on the cost of health care, there is no dispute that the sheer mass of people getting older is beginning to put a huge strain on healthcare systems.

In 2006, total healthcare expenditures in the U.S. rose by 7.3 percent – twice the rate of inflation. That equates to $2.16 trillion, or 16.5 percent of the U.S. gross domestic product (GDP) (*U.S. Department of Health and Human Services*).

In addition, U.S. health care spending is expected to increase at similar levels for the next decade, reaching $4 trillion in 2015, or 20 percent of GDP (*Centers for Medicare and Medicaid Services*).

In 2006, employer health insurance premium increases also outpaced inflation, rising 7.7 percent. The annual premium for an employer health plan covering a family of four averaged nearly $11,500 (*The National Coalition on Health Care*).

The dramatic rise in the cost of health care is even beginning to have an impact on health care delivery. Much as the retailer marketplace changed forever via massive consolidation in the 1990s, today's healthcare system is similarly beginning to seek efficiency via consolidation. Increasingly we see consolidation among healthcare institutions, physician practice groups and insurance companies in an attempt to gain efficiencies through vertical integration and economies of scale.

LEADING THE WORLD OF QUALITY, AFFORDABLE PHARMACEUTICALS.

Building on a 120-year tradition of delivering healthcare value, Perrigo was among the first to recognize the growing need for more quality, affordable pharmaceuticals.

Today, we are a global leader in meeting that need, with worldwide operations that now occupy nearly five million square feet of liquid, solid dose and topical manufacturing space.







DELIVERING QUALITY, AFFORDABLE HEALTH CARE VIA THE RETAIL SHELF

WHAT PEOPLE NEED TO STAY WELL, AT PRICES THAT WON'T MAKE THEM SICK.

Perrigo Consumer Healthcare is a leader in the store brand healthcare products market, serving the majority of the world's leading retail chains. We are an industry leader because only Perrigo has the capacity, expertise and experience to deliver the industry's widest variety of OTC pharmaceutical and nutritional products in the volumes necessary to consistently meet demand while keeping cost low. That position has enabled us to solidify our relationships as our customers expand globally. In addition, our own global expansion has not only enabled us to meet our existing customers' growing demand, but also to penetrate key global markets where the growing need for quality, affordable healthcare products offers tremendous opportunities.

Perrigo Consumer Healthcare currently markets more than 1,000 store brand OTC products to more than 130 customers worldwide. We also manufacture and market selected OTC products under the Good Sense® brand in the U.S.

The unquestionable quality of our products is our first and foremost priority. Each and every product we make, and every process used to make it, undergoes exactly the same rigorous scrutiny and regulatory oversight as branded pharmaceuticals. The only difference is that our products are typically sold under our retail customers' own brands and do not carry the burden of national, and sometimes international marketing and promotion. So, consumers can save up to 40 percent over national brands.

At the core of our Consumer Healthcare business is our commitment to provide our retail customers with the most in-demand products first, while keeping our costs low and continuously improving our sophisticated supply chain management to ensure them a consistent on-time supply. To accomplish this, we integrate our research and development and formulation expertise with our tremendous capacity and global sourcing. This enables us to generate product volumes that are unmatched in the pharmaceutical industry.

> *The unquestionable quality of our products is our first and foremost priority.*



QUALIS ACQUISITION ADDS NEW PRODUCTS.

In March 2007, we entered into a purchase agreement to acquire Qualis, Inc., a privately owned manufacturer of store brand OTC products that compare to Rid® and Nix®, which are used for the treatment of lice. This strategic acquisition enabled us to enter a new category, further expanding the range of products we will offer our customers beginning in fiscal 2008.

SCALE PROVIDES COMPETITIVE ADVANTAGES.

Our expertise in "mass customization" of more than 10,000 consumer healthcare SKUs enables us to respond very quickly to changing market dynamics. We produce as many as 450 variations of labels and packaging for a single product. This ability to "mass customize" products enables us to leverage our scale to maintain a very low cost structure, while meeting the specific needs of our many, varied customers.

NEW CONSUMER HEALTHCARE PRODUCTS

In September 2006, we received approval to manufacture and market OTC Famotidine tablets, USP, 20 mg. This product is comparable to Johnson & Johnson – Merck Consumer Pharmaceuticals' Maximum Strength Pepcid® AC tablets, which had 2006 estimated sales of $60 million.


GoodSense
Famotidine Tablets, 20 mg
Acid Reducer

This year, we also began shipping coated nicotine mint gum. This is our store brand equivalent to Nicorette® Fresh Mint ™ coated gum, which has estimated retail sales of more than $100 million. This exclusive new product is the latest growth driver in our smoking cessation category, which also includes uncoated gum and polacrilex nicotine lozenges, comparable to Commit®. Just three years ago Perrigo wasn't in the smoking cessation category. Now we have the leading share of the market. That's just one example of the power of Perrigo's marketing and distribution network.


inControl
Nicotine
Polacrilex
Gum
Cool Mint
2mg

During fiscal 2007, we also received FDA approval to market OTC coated nicotine polacrilex gum USP, 2 mg (coated fruit) and 4 mg (coated fruit), which is comparable to GlaxoSmithKline's Nicorette® Fruit Chill ™ coated gum. The fruit flavor is the fastest growing item in the category and we believe we will enjoy an exclusive position upon launch in early fiscal 2008.



We also provide our customers unmatched consumer insight and marketing expertise, ensuring that their brands compete effectively with national brands. In many cases, our marketing knowledge contributes to product launches that are significantly more successful than those from competing store brand suppliers. Our customers know this, and therefore place their trust in us to develop and manage their store brand programs. This results in strong, long-lasting relationships with our customers.

WE DELIVER QUALITY, AFFORDABLE HEALTH CARE TO PEOPLE WORLDWIDE.

People the world over face illness and seek affordable ways to feel better, but not necessarily from the same products or from the same sources. Perrigo maintains a global commitment to be market-driven, with capabilities and capacity scaled to regional demands and markets. Perrigo serves the Canadian market from the U.S. and maintains Consumer Healthcare





manufacturing and marketing in the U.S., Mexico, and the United Kingdom. Each maintains on-site R & D capabilities and marketing expertise that are country-specific, delivering a global focus with local/regional market connections.

In the U.S. and Canada, for example, our products are sold through supermarkets, mass retailers, chain drug stores and warehouse clubs. On the other hand, in Mexico, while most people get their medications from chain drug stores or supercenters, the most popular products are often very different than those in the U.S. or even Europe. For example, one of the more popular products in Mexico is saline nasal spray, a product that represents a relatively small part of the U.S. market. Perrigo in Mexico has approximately 40 percent of the market for saline nasal spray.

Perrigo Mexico produces OTC, behind-the-counter (BTC) and R_x products for both the Mexican and U.S. markets. While the Mexican store brand OTC market is still developing, garnering only five percent or so of the OTC dollars at retail, it is growing at roughly 50 percent per year, so the opportunity for further growth is tremendous.

The United Kingdom store brand market varies a good deal from that in the U.S. in that in many of our product categories, the store brand is the leading "national brand." Retailers such as Tesco, Sainsbury and Boots are so strong that their brands rank among the most popular. In addition, because the U.K. does not have dominant commercial broadcast media the way the U.S. does, nationwide marketing of a single brand to "pull" it through retail distribution is not as efficient as in the U.S.

Our U.K. operations are home to R & D, manufacturing, packaging and logistics for store brand OTC healthcare products as well as contract manufacturing for a variety of branded pharmaceutical products for the U.K. and European markets. Approximately 50 percent of our U.K. business comes from contract manufacturing for branded products, predominantly in Europe.

No matter where in the world we operate, Perrigo global facilities are an integral part of our consistent, worldwide commitment to quality, efficiency and productivity. And our global culture drives us to do it right the first time, which contributes to our ability to deliver high quality at low cost.







LEADING SUPPLIER OF "EXTENDED TOPICAL" PRESCRIPTION GENERICS

Like our Consumer Healthcare products unit, our Rx Pharmaceuticals unit is in the business of making health care more affordable. As such, it too benefits from the dominant trends driving the healthcare industry. But Perrigo Pharmaceuticals also benefits from Perrigo's established store brand consumer health care position among retailers, as many of them are now or have the potential to become Perrigo Rx Pharmaceuticals customers as well.

Today, Perrigo Rx Pharmaceuticals develops, manufactures and markets approximately 230 generic topical prescription pharmaceuticals to approximately 100 customers from our New York and Israel facilities, and non-topicals from our Michigan facilities.

Our emphasis is on "extended topical" products that are difficult to develop or manufacture. We broadly define these products as those with active ingredients that are absorbed topically. Such products include creams, ointments, lotions, suppositories, gels, otics and nasal sprays. We believe these products represent significant opportunities in the next five years.

Similar to our Consumer Healthcare business, our prescription pharmaceutical business relies heavily on new products. Our ongoing investments in R & D help support our development of new products by providing us with specialized capabilities needed to produce them. This, together with our regulatory expertise, enables us to be first-to-file for new product approvals, which if granted, provides us short-term exclusivity and long-term sustainability. This exclusivity period also has a significant positive impact on the profitability of newly introduced generic drugs. Typically, generic pharmaceuticals are most profitable when first introduced and prior to the entry of competitors. That is why we strive to be first-to-market with our products and to focus on products that are difficult and potentially expensive for competitors to develop and produce. Historically, we have been very successful in gaining such approvals.

Our emphasis is on "extended topical" products that are difficult to develop or manufacture.





NEW PHARMACEUTICAL PRODUCTS

In fiscal 2007, our Perrigo Pharmaceuticals unit received several new generic prescription product approvals.

- We received tentative approval for Clobetasol Foam, which is comparable to Olux®, a $100 million brand. Although a patent infringement suit was filed against us in October 2005, we anticipate we will be able to market the product by March 2008, when the mandatory 30-month stay expires.

- In October 2006, we received tentative approval for Ciclopirox Topical Solution, comparable to Penlac® Nail Lacquer. Final approval was granted for the Sanofi Aventis product on September 18, 2007. Penlac® is indicated for treatment of fungal infections of fingernails and toenails and has annual sales of approximately $90 million.



- We received final FDA approval for Ciclopirox Topical Suspension, comparable to Loprox®, in December 2006. Loprox® is an antifungal medication indicated for the topical treatment of skin infections such as athlete's foot, jock itch and ringworm and has annual sales of approximately $42 million. We are currently shipping our generic version of this product.





STRATEGIC ACQUISITION OF GLADES

On March 26, 2007, Perrigo acquired nine generic prescription dermatological products and four pipeline products from Glades Pharmaceuticals, Inc., a division of Stiefel Laboratories, for approximately $57 million in cash, plus $2.5 million of consideration for future research and development collaborations. The acquisition supports our strategic direction of reaching a leadership position in "extended topical" generics and was immediately accretive. The operating results related to these products are included in the fiscal fourth quarter consolidated results of operations.


Urea 50% Cream
Erythromycin Topical Gel USP, 2%
Clobetasol Propionate Gel, 0.05%


IBUPROFEN
IBUPROFEN
אסור
לצלם


PERRIGO
API

A PROFITABLE STEP TOWARD VERTICAL INTEGRATION

> *Perrigo API provides both Perrigo Consumer Healthcare and Perrigo R_x Pharmaceuticals with a competitive advantage.*

Perrigo API, operating as Chemagis, develops, owns the rights to and produces numerous active pharmaceutical ingredients. These ingredients are produced in our facilities in Israel and Germany and are sold to other pharmaceutical companies worldwide, as well as used in Perrigo pharmaceutical products.

Perrigo API focuses on products that are particularly challenging to develop. The understanding of regulatory issues, patents, and chemistry associated with these complex products provides both Perrigo Consumer Healthcare and Perrigo R_x Pharmaceuticals with a competitive advantage when it comes to developing and filing for regulatory approvals for difficult-to-develop products. Plus, being in a position to produce our own active ingredients for our OTC and R_x products has the potential to provide us with a considerable cost advantage through vertical integration.



Maintaining a competitive advantage in producing complex products is critical because API product development frequently involves extended timelines. Our ability to continue to develop and market new products before competitors enter the market is key to driving profitability in the API business. As a result, we doubled our investment in API R&D in fiscal 2007.

In addition to facilities in Israel and Germany, we have established a joint venture in the Shandong Province in China. This facility produces ibuprofen used in our products. This is another example of vertical integration which both leverages our global presence and demonstrates our commitment to quality and cost control.


CARELINE
10


PERRIGO®

ISRAEL CONSUMER PRODUCTS AND PHARMACEUTICAL AND DIAGNOSTIC PRODUCTS

The Consumer Products and Pharmaceuticals/ Diagnostic Products operating segments primarily serve the Israeli market. Israel Consumer Products consists of cosmetics, toiletries, bar soaps, and detergents sold under the brand names Careline®, Neca® and Natural Formula®. Israel Pharmaceutical and Diagnostic Products manufactures and markets branded prescription drugs under long-term exclusive licenses, and imports pharmaceutical, diagnostics and other medical products into Israel based on exclusive agreements with the manufacturers.

Our competitive advantage is that we have an enormous amount of historical knowledge of the local markets and strong local brand recognition. For example, Careline® is the largest cosmetic brand in Israel and holds a high quality brand position among Israelis.

PERRIGO: THE RIGHT COMPANY, IN THE RIGHT PLACE, AT THE RIGHT TIME.

The world's need for more quality, affordable healthcare products is growing. Perrigo is in a unique position to meet that need. We have the expertise, the products, the experience, the global reach and the commitment to deliver on the promise of those products. And to deliver superior financial performance to our shareholders in the process.


COMPARE TO
NyQuil

	 PERRIGO® CONSUMER HEALTHCARE	 PERRIGO® Rx PHARMACEUTICALS
FY SALES	(Millions of $) 2005: $ 933,280 2006: $ 994,231 2007: $1,037,305	(Millions of $) 2005: $ 32,565 * 2006: $120,941 2007: $137,797
MARKETS	U.S./Canada Mexico United Kingdom China	U.S.
CUSTOMERS	Food, Drug and Mass Merchandise Retailers Club Stores Dollar Stores Wholesalers	Wholesalers Food, Drug and Mass Merchandise Retailers Drug Distributors Government Group Purchasing Organizations/Institutional
MANUFACTURING LOCATIONS	Allegan, Michigan Bronx, New York Greenville, South Carolina Ramos Arizpe, Coahila Mexico Wrafton, Braunton, North Devon U.K. Swadlincote, Derbyshire U.K.	Yeruham, Israel Allegan, Michigan Bronx, New York

MAJOR PRODUCTS

Consumer Healthcare:

Categories	Brand Names
Cough/Cold/ Allergy/Sinus	Advil® Cold & Sinus, Afrin®, Alavert®, Aleve® Cold & Sinus, Benadryl®, Claritin®, Dimetapp®, NyQuil®, DayQuil®, Robitussin®, Sudafed®, Triaminic®, Tylenol®
Analgesics	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Gastrointestinal	Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Mylanta®, Pepcid®, Pepto Bismol®, Phillips®, Tagamet®, Tums®, Zantac®
Vitamins/Nutritional Supplements	Centrum®, Flintstones®, One-A-Day®, Caltrate®, Osteo-Bi-Flex®, Ensure®
Smoking Cessation	Nicorette®, Commit®

Rx Pharmaceuticals:

Generic Names	Brand Names
Ammonium lactate cream, lotion	Lac-Hydrin®
Clindamycin pledgets	Cleocin T®
Desonide cream, ointment	Tridesilon®
Econazole nitrate cream	Spectazole®
Erythromycin and benzoyl peroxide gel	Benzamycin®
Fluticasone cream, ointment	Cutivate®
Griseofulvin oral suspension	Grifulvin V®
Halobetasol cream, ointment	Ultravate®
Ibuprofen oral suspension, tablets	Motrin®
Ketoconazole shampoo	Nizoral®
Mesalamine suspension enema	Rowasa®
Mometasone cream, ointment, lotion	Elocon®
Mupirocin ointment	Bactroban®
Permethrin cream	Elimite®
Terconazole suppositories	Terazol 3®
Tretinoin cream, gel	Retin-A®


CARELINE
CARELINE
CARELINE
CARELINE
CARELINE
10
10
10
10
10
10
10


PERRIGO®
API

(Millions of $)
2005: $ 23,412*
2006: $110,713
2007: $122,143

Europe
U.S.
Asia

Pharmaceutical Companies
Perrigo

Ramat Hovav, Israel
Wiesbaden, Germany
Zibo, Shandong, PRC

Generic API

Ammonium lactate	Midazolam base
Cetirizine dihydrochloride	Midazolam maleate
Cilostasol	Mometasone furoate
Donepezil hydrochloride	Moxonidine
Fenofibrate	Pentoxifylline
Flumazenil	Rocuronium bromide
Fluticasone propionate	Temozolomide
Granisetron hydrochloride	Terbinafine hydrochloride
Halobetasol	Tramadol hydrochloride
Lamotrigine	Zonisamide


PERRIGO®

(Millions of $)
2005: $ 34,841*
2006: $140,936
2007: $150,183

Israel

Health Funds
Supermarkets
Pharmacy Chains

Yeruham, Israel

Consumer Products

Cosmetics, toiletries, detergents, cleaning products and bar soaps in Israel under the brand names Careline®, Neca® and Natural Formula®.

Pharmaceutical and Diagnostic Products

Imported pharmaceuticals and medical diagnostic products in Israel.

* Results for three months



RECONCILIATION FINANCIALS

Perrigo Company Reconciliation of Non-GAAP Measures
In millions, except shares and per share amounts (unaudited)

	Year Ended	
	July 1, 2006	June 30, 2007
Reported Net Sales	$ 1,366.8	$ 1,447.4
Reported Operating Income	$ 111.3	$ 98.6
Expensing of Inventory Step-up	4.8	4.6
Restructuring	8.8	0.9
Write-off of In-Process R&D	-	8.2
Impairment of Note Receivable	-	2.0
Adjusted Operating Income	$ 124.9	$ 114.3
Reported Net Income	$ 71.4	$ 73.8
Expensing of Inventory Step-up	3.7	2.7
Restructuring	5.6	0.6
Gain on Sale of Equity Investment	(2.9)	-
Write-off of In-Process R&D	-	4.8
Impairment of Note Receivable	-	1.2
Adjusted Net Income	$ 77.8	$ 83.1
Diluted Earnings Per Share		
Reported	$ 0.76	$ 0.79
Adjusted	$ 0.83	$ 0.89
Average Diluted Shares Outstanding	94,105	93,807

The Company excludes the expensing of the step-up in the value of inventory acquired, restructuring costs, the gain on the sale of an equity method investment, a write-off of in-process research and development, and an impairment of a note receivable when monitoring and evaluating the ongoing financial results and trends of its business due to the non-recurring nature of these items. The Company believes this information is also useful for investors, since excluding these non-recurring items provides insight into the Company's ongoing operations.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2007
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 0-19725

Perrigo Company

(Exact name of registrant as specified in its charter)

Michigan	38-2799573
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

515 Eastern Avenue Allegan, Michigan (Address of principal executive offices)	49010 (Zip Code)

Registrant's telephone number, including area code: (269) 673-8451

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (without par value)	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.
YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **YES [X] NO [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.
Large accelerated filer [X] **Accelerated filer [ ]** **Non-accelerated filer [ ]**

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **[ ] YES [X] NO**

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the common stock on December 29, 2006 as reported on The NASDAQ Stock Market, was approximately $1,159,179,442. Shares of common stock held by each executive officer have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of August 17, 2007 the registrant had 93,688,664 outstanding shares of common stock.

Documents incorporated by reference: Portions of the Registrant's Proxy Statement for its Annual Meeting on October 30, 2007 are incorporated by reference into Part III.

PERRIGO COMPANY
FORM 10-K
FISCAL YEAR ENDED JUNE 30, 2007
TABLE OF CONTENTS

PART I.

Item 1. Business. (Dollar and share amounts in thousands, except per share amounts)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In particular, statements about the Company's expectations, beliefs, plans, objectives, assumptions, future events or future performance contained in this report, including certain statements contained in "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control. These and other important factors, including those discussed under "Risk Factors," may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this report are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL

Perrigo Company, established in 1887, is a leading global healthcare supplier that develops, manufactures and distributes over-the-counter (OTC) and prescription pharmaceuticals, nutritional products, active pharmaceutical ingredients (API) and consumer products. The Company is the world's largest manufacturer of OTC pharmaceutical products for the store brand market. The Company's primary markets and locations of manufacturing and logistics operations are the United States, Israel, Mexico and the United Kingdom. See Note O to the Company's consolidated financial statements for further information.

Perrigo Company operates through several wholly owned subsidiaries. In the U.S., its operations are conducted primarily through L. Perrigo Company, Perrigo Company of South Carolina Inc. and Perrigo New York, Inc. Outside the U.S., its operations are conducted primarily through Perrigo Israel Pharmaceuticals Ltd., Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Wrafton Laboratories Limited and Perrigo U.K. Limited. As used herein, references to the "Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

The Company's principal executive offices are located at 515 Eastern Avenue, Allegan, Michigan, 49010. Its telephone number is (269) 673-8451. The Company's website address is http://www.perrigo.com, where the Company makes available free of charge the Company's reports on Forms 10-K, 10-Q and 8-K, as well as any amendments to these reports, as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. These filings are also available to the public at http://www.sec.gov and http://www.isa.gov.il.

The Company has three reportable segments, aligned primarily by product: Consumer Healthcare, Prescription (Rx) Pharmaceuticals and API. Additionally, the Company has an Other category that includes two operating segments (Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products) that do not meet the quantitative thresholds required to be separately reportable segments.

CONSUMER HEALTHCARE

The Consumer Healthcare segment includes the Company's U.S., U.K. and Mexico operations supporting the sale of OTC pharmaceutical and nutritional products. This reportable segment markets a broad line of products that are comparable in quality and effectiveness to national brand products. Major product categories include analgesic, cough/cold/allergy/sinus, gastrointestinal, smoking cessation, first aid, vitamin and nutritional supplement products. The cost to the retailer of a store brand product is significantly lower than that of a comparable nationally advertised brand name product. The retailer therefore can price a store brand product below the competing national brand product yet realize a greater profit margin. Generally, the retailers' dollar profit per unit of store brand product sold is greater than the dollar profit per unit of the comparable national brand product. The consumer benefits by receiving a quality product at a price below a comparable national brand product.

Significant Developments

Product Recall

In November 2006, the Company initiated a voluntary retail-level recall of certain lots of its acetaminophen 500mg caplets containing raw material purchased from a third party supplier. The Company's quality control systems noted trace amounts of metal particulate in a very small number of these caplet products. Although the probability of health risk is extremely remote, the Company voluntarily initiated a consumer level return program in addition to the retail returns process. The total cost of the recall is estimated to be approximately $6,500, the majority of which was recorded in the first three quarters of fiscal 2007. The charge included sales returns and refunds, handling of on-hand inventories, disposal of inventory and management of consumer inquiries. This product recall related to the Consumer Healthcare segment and is now essentially complete.

Acquisition

In March 2007, the Company announced that it entered into a purchase agreement to acquire Qualis, Inc., a privately-owned manufacturer of store brand pediculicide products, for $12,000. The majority of the assets acquired in this transaction consist of the intangible assets attributable to the products acquired, which include primarily store brand over-the-counter product formulations that compare to Rid® and Nix® brand products. The transaction closed on July 3, 2007. Accordingly, the acquired opening balance sheet and ongoing results of operations will be included in the Company's consolidated financial statements beginning in the first quarter of fiscal 2008. No goodwill is expected to be recorded as a result of this acquisition.

Update on Pseudoephedrine Sales

The Company continued to be impacted in fiscal 2007 by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $1,900 in fiscal 2007 for estimated obsolete inventory on hand.

The Company began reformulating and launching products containing phenylephrine, an alternative decongestant, in fiscal 2006. These product launches continued throughout fiscal 2007 and are expected to carry on into fiscal 2008.

	Fiscal Year		
	2007	2006	2005
Pseudoephedrine sales	$29,000	$ 92,000	$182,000
Reformulation sales	59,000	18,000	-
Total	$88,000	$110,000	$182,000

Class Action Lawsuit Settlements

In August 2004, the Company reached a settlement with the United States Federal Trade Commission (FTC) and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company was named as a defendant in four class action suits that have been consolidated with one another (the Suit), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. The Company entered into a settlement agreement to resolve the Suit for a combination of cash and product donations of approximately $1,000. On December 11, 2006, the court granted final approval of the settlement. The Company recorded income of $500 in the second quarter of fiscal 2007 for the reduction of the associated accruals and considers all related issues to be closed.

Restructuring

In June 2006, as a result of an ongoing review of its Consumer Healthcare operating strategies, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives and, as a result, incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the estimated fair value of the affected assets. This action resulted in the sale of one Michigan plant and the closure of an additional Michigan plant, both in the second quarter of fiscal 2007. The Company recorded a gain of $1,276 in the second quarter of fiscal 2007 based on the cash proceeds from the sale of the plant. The gain is included in the restructuring line of the income statement. The Company also recorded a $1,500 note receivable from the buyer of the plant. This amount, reflecting further gain on the sale of the plant, has been deferred and will be recognized as the note is repaid over the next five years. As of June 30, 2007, $100 has been recognized related to this note receivable. As of June 30, 2007, the net book value of the assets associated with the second plant is included in the assets held for sale line item on the Company's consolidated balance sheet. In addition, the Company incurred a charge of $2,255 in fiscal 2007 for employee-related and plant shutdown costs. The employee-related charge was $1,578 for termination benefits for 72 employees, all of which was paid as of June 30, 2007.

Consumer Healthcare Business

The Company is dedicated to being the first manufacturer to develop and market key new store brand products and has a research and development staff that management believes is one of the most experienced in the industry at developing products comparable to national brand products. This staff also responds to changes in existing national brand products by reformulating existing Company products. In the OTC pharmaceutical market, certain new products are the result of changes in product status from "prescription only" (Rx) to OTC (non-prescription). These "Rx switch" products require approval by the United States Food and Drug Administration (FDA) through either its Abbreviated New Drug Application (ANDA) process or its New Drug Application (NDA) process. As part of its strategy, the Company relies on both internal development and strategic product development agreements with outside sources.

The Company is committed to consistently providing its customers with high quality products that adhere to "Current Good Manufacturing Practices" (cGMP) regulations promulgated by the FDA. Substantially all products are developed using ingredients and formulas comparable to those of national brand products. In most instances, packaging is designed to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer.

The Company seeks to establish customer loyalty through superior customer service by providing a comprehensive assortment of high quality, value priced products; timely processing, shipment and delivery of orders; assistance in managing customer inventories and support in managing and building the customer's store brand business. The Company also seeks to establish customer loyalty by providing marketing support that is directed at developing customized marketing programs for the customers' store brand products. The primary objective of this store brand management approach is to enable customers to increase sales of their own store brand products by communicating store brand quality and value to the consumer. The Company's sales and marketing personnel assist customers in the development and introduction of new store brand products and the promotion of customers' ongoing store brand products by performing consumer research, providing market information and establishing individualized promotions and marketing programs.

The Company currently markets approximately 1,080 store brand products to approximately 90 customers. The Company considers every different combination of size, flavor and form (e.g., tablet, liquid, softgel, etc.) of a given item as separate "products". The Company also currently manufactures and markets certain products under its brand name Good Sense®.

Listed below are major consumer healthcare product categories under which the Company markets products for store brand labels; the annual retail market size for food, drug and mass merchandise retailers in the U.S. (excluding Wal-Mart and those classified as club stores and dollar stores, according to Information Resources Inc.); and the names of certain national brands against which the Company's products compete.

Product Categories	Retail Market Size (Billions)	Comparable National Brands
Cough/Cold/Allergy/Sinus	$ 4.1	Advil® Cold & Sinus, Afrin®, Alavert®, Aleve® Cold & Sinus, Benadryl®, Claritin®, Dimetapp®, NyQuil®, DayQuil®, Robitussin®, Sudafed®, Tavist®, Triaminic®, Tylenol®
Analgesics	$2.3	Advil®, Aleve®, Bayer®, Excedrin®, Motrin®, Tylenol®
Dietary Supplements	$2.3	Centrum®, Flintstones®, One-A-Day®, Caltrate®, Osteo Bi-Flex®, Ensure®
Gastrointestinal	$2.2	Correctol®, Ex-Lax®, Fibercon®, Imodium A-D®, Maalox®, Mylanta®, Pepcid® AC, Pepto Bismol®, Phillips®, Tagamet HB®, Tums®, Zantac® 75
Smoking Cessation	$0.4	Nicorette®,Commit®

Customers of the Consumer Healthcare segment are major national and regional retail drug, supermarket and mass merchandise chains, such as Wal-Mart, CVS, Walgreens, Kroger, Safeway, Dollar General, Sam's Club and Costco and major wholesalers, such as McKesson and Supervalu.

The Consumer Healthcare segment employs its own sales force to service larger customers and uses industry brokers for some retailers. Field sales employees, with support from marketing and customer service, are assigned to specific customers in order to understand and work most effectively with the customer. They assist customers in developing in-store marketing programs for consumers and optimize communication of customers' needs to the rest of the Company. Industry brokers provide a distribution channel for some products, primarily those marketed under the Good Sense® label.

In contrast to national brand manufacturers who incur considerable advertising and marketing expenditures that are directly targeted to the end consumer, the Consumer Healthcare segment's primary marketing efforts are channeled through its customers, the retailers and wholesalers, and reach the consumer through our customers' in-store marketing programs. These programs are intended to increase visibility of store brand products and to invite comparisons to national brand products in order to communicate store brand value to the consumer. Merchandising vehicles such as floor displays, bonus sizes, coupons, rebates, store signs and promotional packs are incorporated into customers' programs. Because the retailer profit margin for store brand products is generally higher than for national brand products, retailers and wholesalers often commit funds for additional promotions. The Company's marketing efforts are also directed at new product introductions and conversions and providing market data. Market analysis and research is used to monitor trends for products and categories and develop category management recommendations.

New Product Introductions and Drug Application Approvals

The Company launched several new products in fiscal 2007, most notably nicotine polacrilex coated gum 2mg (mint) and 4mg (mint) and Famotidine 20mg tablets comparable to the national brands Nicorette ® and Maximum Strength Pepcid® AC tablets, respectively. Net sales related to new products were approximately $68,700 for fiscal 2007, $77,000 for fiscal 2006 and $38,000 for fiscal 2005. A Consumer Healthcare product is considered new if it was added to the Company's product lines within 18 months prior to the end of the period for which net sales are being measured.

In fiscal 2007, the Company received approval from the FDA for three OTC drug applications. The applications were for the following products, famotidine 20mg and nicotine polacrilex coated fruit gum 2mg and 4mg. The Company has six OTC drug applications currently pending approval with the FDA.

Competition

The market for OTC pharmaceutical and nutritional products is highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. The Company believes it competes favorably in these areas.

The Company's competition in store brand products consists of several publicly traded and privately owned companies, including brand name pharmaceutical companies. The competition is highly fragmented in terms of both geographic market coverage and product categories, such that a competitor generally does not compete across all product lines. Some of the Company's competitors are AccuMed Inc., Actavis Group hf., Guardian Drug Company, Leiner Health Products Inc., LNK International Inc., NBTY Inc. and Taro Pharmaceutical Industries Ltd. The Company's store brand products also compete with nationally advertised brand name products. Most of the national brand companies have financial resources substantially greater than those of the Company. National brand companies could in the future manufacture store brand products or lower prices of national brand products. Additionally, competition is growing from generic prescription drug manufacturers that may market products that require FDA approval or that have switched or are switching from Rx to OTC status. The Company competes in the nutritional area with a number of publicly traded and privately owned companies, some of which have broader product lines and larger sales volumes than the Company does.

PRESCRIPTION (Rx) PHARMACEUTICALS

The Company develops, manufactures and markets primarily topical generic prescription drug products, generally for the U.S. market.

Significant Developments

Acquisition

On March 26, 2007, the Company acquired certain generic prescription dermatological products from Glades Pharmaceuticals, Inc. (Glades) for approximately $57,000 in cash plus $2,500 of consideration for future research and development collaborations. The third quarter of fiscal 2007 included a charge of $8,252 related to the write-off of in-process research and development. The operating results related to these products are included in the Company's consolidated results of operations beginning in the fourth quarter of fiscal 2007 and include a $4,573 charge to cost of sales equal to the step-up in the value of inventory acquired, as this inventory was sold in the fourth quarter of fiscal 2007.

Product Recall

In September 2005, the Company initiated a voluntary retail-level recall of all affected lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap. The recall was not safety related and there have been no reports of injury or illness related to the leakage of this product. The cost to write off the Company's on-hand inventories and the cost of return and disposal was originally estimated to be $2,750, which was recorded in the first quarter of fiscal 2006. The Company recorded income of $550 in the fourth quarter fiscal 2007 for the reduction of the associated accrual as this recall is essentially complete.

Collaboration Agreement

During fiscal 2006, the Company entered into an agreement with another pharmaceutical company pursuant to which the two companies will collaborate on the development and manufacture of two drug products. Revenues related to this agreement had a significant positive impact on gross profit in the second half of fiscal 2006 and all of fiscal 2007 and are expected to continue to contribute significantly to gross profit in fiscal 2008.

Rx Business

The Company develops, manufactures and markets primarily generic topical prescription pharmaceuticals. Topical products are manufactured at the Company's New York and Israel facilities. The Company also manufactures certain generic non-topical products at its Michigan facilities. The Company focuses on topical generics, including creams, ointments, lotions, gels, shampoos, suppositories, liquid suspensions and solutions. In addition, the Company's current development areas include other delivery systems such as nasal sprays, oral liquids, foams, otics and transdermal products. Other areas of expertise include the production capabilities for various dosage forms such as tablets, capsules and liquids. Pharmaceuticals are manufactured, labeled and packaged in facilities that comply with strict regulatory standards while also meeting customers' stringent requirements.

The Company currently markets approximately 230 generic prescription products to approximately 110 customers. The Company includes as separate products multiple sizes and product forms of certain products. The Company generally holds the ANDA or NDA for the drugs that it manufactures or enters into an arrangement with the application holder for the manufacture and/or marketing of certain products.

Listed below are the major generic prescription products that the Company manufactures and/or distributes:

Generic Name	Competitive Brand Name Drug
Ammonium lactate cream and lotion	Lac-Hydrin®
Benzoyl peroxide gel	Benzac®
Clindamycin phosphate solution	CleocinT®
Econazole nitrate cream	Spectazole®
Erythromycin and benzoyl peroxide gel	Benzamycin®
Erythromycin pads	Erycette®, T-Stat®
Fluticasone ointment and cream	Cutivate®
Griseofulvin oral suspension	Grifulvin V®
Halobetasol ointment and cream	Ultravate®
Ibuprofen oral suspension	Motrin®
Ketoconazole shampoo	Nizoral®
Mesalamine rectal suspension enema	Rowasa®
Mometasone cream, ointment and lotion	Elocon®
Mupirocin ointment	Bactroban®
Permethrin cream	Elimite®
Selenium sulfide shampoo	Selsun®
Sodium sulfacetamide	Ovace ®
Terconazole suppositories	Terazol 3®
Tretinoin cream and gel	Retin-A®

The Company's U.S. based customers are major wholesalers such as Cardinal Health, McKesson and AmerisourceBergen, as well as national and regional retail drug, supermarket and mass merchandise chains, such as Wal-Mart, CVS, Rite Aid, Walgreens, Kroger and Safeway. Generic prescription drugs are sold to the consumer through the pharmacy counter of predominantly the same retail outlets as OTC pharmaceuticals and nutritional products.

New Product Introductions and Drug Application Approvals

The Company recently launched several new generic prescription products, including prednisone tablets and ciclopirox topical suspension which are generic equivalents to the, Prednisone and Loprox® brand products, respectively. Net sales related to new products were approximately $6,500 for fiscal 2007, $11,000 for fiscal 2006 and $22,000 for fiscal 2005. An Rx Pharmaceutical product is considered new if it was added to the Company's product lines within 12 months prior to the end of the period for which net sales are being measured.

In fiscal 2007, the Company received tentative or final approval from the FDA for three generic prescription drug applications. The applications were for the following products: clobetasol propionate foam, ciclopirox topical solution and ciclopirox olamine topical suspension. The Company, on its own or in conjunction with a partner, has 14 generic Rx drug applications currently pending approval with the FDA.

Competition

The market for generic prescription drugs is subject to intense competition from other generic drug manufacturers, brand name pharmaceutical companies launching their own generic version of a branded product (known as an authorized generic), manufacturers of branded drug products that continue to produce those products after patent expirations and manufacturers of therapeutically similar drugs. Among the Company's competitors in the topical generics market are Actavis U.S., Fougera, Glades Pharmaceuticals, Paddock Laboratories, Sandoz International, Taro Pharmaceutical, Teva Pharmaceutical, and Triax Pharmaceuticals, as well as brand-name pharmaceutical companies where the Company offers a generic equivalent. In other product lines, such as oral dosage forms, competitors include Actavis U.S., Apotex, Aurobindo Pharma, Barr Pharmaceuticals, Caraco Pharmaceutical

Laboratories, Cobalt Pharmaceuticals, Corepharma, Dr. Reddy's Laboratories, Par Pharmaceutical, Mylan Laboratories, Roxane Laboratories, Sandoz International, Taro Pharmaceutical, Teva Pharmaceutical, and Watson Laboratories, as well as brand-name pharmaceutical companies where the Company offers a generic equivalent. The Company believes that one of its primary competitive advantages is its ability to introduce difficult to develop and/or manufacture topical generic equivalents to brand-name drug products. Generally, these products are exposed to less competition. In addition, the Company believes it has a competitive advantage in prompt delivery, efficiency, customer service and reputation.

Price competition from additional generic versions of the same product, as well as potential price competition from the original branded product, may result in significant reductions in sales and profit margins over time. In addition, competitors may also develop their products more rapidly or complete the regulatory approval process sooner and market their products earlier than the Company. New drugs and future developments in improved and/or advanced drug delivery technologies or other therapeutic techniques may provide therapeutic or cost advantages to competing products.

Many brand name competitors try to prevent, discourage or delay the use of generic equivalents through various measures, including introduction of new branded products, legislative initiatives, changing dosage form or dosing regimen just prior to introduction of a generic equivalent, regulatory processes, filing new patents or patent extensions, litigation, citizens' petitions and negative publicity. In addition, brand name companies sometimes launch, either through an affiliate or licensing arrangements with another company, an authorized generic at or near the time that the first generic product is launched depriving the marketer of that generic product of the exclusivity intended by the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act (Hatch-Waxman). See Information Applicable to All Reported Segments – Government Regulation – U.S. Food and Drug Administration below.

The Company's customers continue to consolidate as chain drug stores, hospitals and hospital systems, wholesalers and group purchasing organizations merge or consolidate. In addition, a number of its customers have instituted source programs limiting the number of suppliers of generic pharmaceutical products carried by that customer. As a result of these developments, heightened competition exists among generic drug producers for the business in this smaller and more selective customer base.

ACTIVE PHARMACEUTICAL INGREDIENTS (API)

The Company develops, manufactures and markets API used worldwide by the generic drug industry and branded pharmaceutical companies. Certain of these ingredients are used in its own pharmaceutical products. The manufacturing of these API occurs primarily in Israel and Germany.

API Business

API development is focused on the synthesis of less common molecules for the U.S., European and other international markets. An established position in the manufacture of API has become increasingly important to the Company as a means to be more competitive on pricing of its other product lines and to broaden its growth and profit opportunities. The Company believes it has a competitive advantage in its ability to produce difficult-to-develop products through its understanding of regulatory issues, patents, and chemistry. Because of the difficulty in developing these products and the related regulatory challenges, the lead time to market a product can be long. The Company's ability to continue to develop and market new products subject to lower levels of competition is key to driving profitability in the API business.

The API business sells to customers that face similar regulatory oversight as the Company's own Rx Pharmaceutical business. As such, the API business is dependent on these customers' ability to obtain proper product approvals and maintain regulatory compliance with the FDA, the FTC, the U.S. Drug Enforcement

Administration (DEA) and the Consumer Product Safety Commission (CPSC), as well as several foreign, state and local agencies in localities in which the Company's products are sold.

API customers depend on high quality supply and regulatory support, and as such the Company is focusing on rigorous quality assurance, quality control and regulatory compliance as part of its strategic positioning. The Company's quality system is designed to comply with the regulatory requirements of the FDA, the European Medicines Agency and the Australian Therapeutic Goods Administration. The Company is regularly inspected by various regulatory authorities and customers.

The Company places high priority on responding to client needs and requirements from project initiation through final production. It offers support throughout the development stage, preparation of Drug Master Files (DMF) and assistance throughout the approval process. The API segment is supported by sales offices in the U.S. and Israel and sales agents in various other countries.

The Company currently manufactures and markets to generic and branded pharmaceutical companies worldwide the following 20 API products:

Ammonium lactate
Cetirizine dihydrochloride
Cilostasol
Donepezil hydrochloride
Fenofibrate
Flumazenil
Fluticasone propionate
Granisetron hydrochloride
Halobetasol
Lamotrigine
Midazolam base
Midazolam maleate
Mometasone furoate
Moxonidine
Pentoxifylline
Rocuronium bromide
Temozolomide
Terbinafine hydrochloride
Tramadol hydrochloride
Zonisamide

New Product Introductions

The Company launched a new finished dosage form of granisetron hydrochloride in fiscal 2007. An API product is considered new if it was added to the Company's product lines within 12 months prior to the end of the period for which net sales are being measured.

Competition

The API segment operates in a highly competitive, price sensitive market. Since other manufacturers of API typically do not offer all of the same product lines or serve all of the same markets as the Company's API segment, the segment competes on a product by product basis with a number of different competitors. The Company's API business is subject to increased price competition from other manufacturers of API located mostly in India, China and Europe. Such competition may result in loss of API clients and/or decreased profitability in this business segment. Additionally, the Company's customers continue to consolidate and/or vertically integrate, thereby creating a smaller customer base. However, the Company believes that its regulatory position, market reputation, client relationships and ability to manufacture hard-to-develop API provide it with a competitive advantage.

OTHER

The Other category includes two operating segments: Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products. Both of these segments primarily serve the Israeli market. The Israel Consumer Products segment consists of cosmetics, toiletries, bar soaps and detergents generally sold under the Company's brand names Careline®, Neca® and Natural Formula®. The Israel Pharmaceutical and Diagnostic Products segment includes the marketing and manufacturing of branded prescription drugs under long-term exclusive licenses and the importation of pharmaceutical, diagnostics and other medical products into Israel based on exclusive agreements with the manufacturers. Neither of these operating segments individually meets the quantitative thresholds required to be a reportable segment.

The Company's Other category operates in competitive markets. These markets are primarily based in Israel but are also subject to competition from large multi-national companies looking to expand their position in the local Israeli market. In most instances, these companies are significantly larger than the Company on a global basis with greater financial resources and product lines. The Company also has several significant product supply agreements with outside vendors. As such, the Company's competitive position is dependent on its ability to maintain these agreements. The Company believes that its competitive advantages consist of its historical knowledge of the local markets and strong local brand recognition.

INFORMATION APPLICABLE TO ALL REPORTABLE SEGMENTS

Research and Development

Research and development are key components of the Company's business strategy and are performed in various locations in the U.S. and abroad. Development for the Consumer Healthcare markets focuses on products comparable in formulation, quality and effectiveness to existing national brand OTC products and Rx-to-OTC switch products. Development of generic prescription drugs, primarily for the U.S. market, is focused on complex formulations, many of which require costly clinical endpoint trials. Development of API for the global market also focuses on complex products with high barriers to entry. While the Company conducts a significant amount of its own research and development, it also enters into strategic alliance agreements to obtain the rights to manufacture and/or distribute new products.

Research and development spending during the year was $66,480 for fiscal 2007, $52,293 for fiscal 2006 and $38,419 for fiscal 2005. In addition, fiscal 2007 included an $8,252 charge for the write-off of in-process research and development related to the Glades acquisition. The fiscal 2007 increase is due to a higher number of ongoing product development projects which require more costly bioequivalence studies and clinical endpoint trials. The sharp increase in fiscal 2006 was due to the inclusion of a full year of Agis results. The Company anticipates that research and development expenditures will remain at or slightly above fiscal 2007 levels in the foreseeable future as the Company continues to cultivate its presence in the generic pharmaceutical market and to develop its internal research and development capabilities.

Trademarks and Patents

The Company owns certain trademarks and patents; however, its business as a whole is not materially dependent upon its ownership of any one trademark or patent or group of trademarks or patents.

Significant Customers

Wal-Mart accounted for 21% of consolidated net sales for fiscal 2007, 22% for fiscal 2006 and 26% for fiscal 2005. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business would have a material adverse impact on the Company's consolidated operating results and financial position. The Company does not anticipate such a change in the foreseeable future. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers which, if the relationship changes significantly, could have a material adverse impact on the Company's financial position and results of operations.

Manufacturing and Distribution

The Company's primary manufacturing facilities are located in the U.S. and Israel (see Item 1A. Risk Factors – Conditions in Israel for further information). The Company also has secondary manufacturing facilities located in the U.K., Mexico and Germany along with a joint venture located in China. The Company supplements its production capabilities with the purchase of product from outside sources. During fiscal 2007, the approximate average capacity utilization was 75% for both the Company's U.S. and Israel facilities. The capacity of some facilities may be fully utilized at certain times due to various reasons, such as the seasonality of the cough/cold/flu season and new product launches. The Company may utilize available capacity by contract manufacturing for other companies.

The Company has logistics facilities located in the U.S., Israel, the U.K. and Mexico. Both contract freight and common carriers are used to deliver products.

Seasonality

Revenues in the Company's Consumer Healthcare segment are subject to the seasonal demands for cough/cold/flu and allergy products in its second and third fiscal quarters. Historically, the Company's sales of these products have varied from year to year based in large part on the severity and length of the cough/cold/flu season. While the Company believes that the severity and length of the cough/cold/flu season will continue to impact its sales of cough/cold/flu and allergy products, there can be no assurance that the Company's future sales of these products will necessarily follow historical patterns. Revenues for the Rx Pharmaceuticals, API and Other segments are generally not impacted significantly by seasonal conditions.

Materials Sourcing

High quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products it manufactures. Raw materials and packaging components are generally available from multiple suppliers. While the Company has the ability to manufacture and supply certain API materials for the Rx Pharmaceuticals segment, certain components and finished goods are purchased rather than manufactured because of temporary production limitations, FDA restrictions or economic and other factors. Supplies of certain raw materials, bulk tablets and components are limited, or are available from one or only a few suppliers. Historically, the Company has been able to react to situations that require alternate sourcing. Should alternate sourcing be required, the nature of the FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate source and adversely affect financial results. The Company has good, cooperative working relationships with substantially all of its suppliers and has historically been able to capitalize on economies of scale in the purchase of materials and supplies due to its volume of purchases.

Environmental

The Company is subject to various environmental laws and regulations. The Company believes that the costs for complying with such laws and regulations will not be material to the business of the Company. The Company does not have any material remediation liabilities outstanding.

Government Regulation

The manufacturing, processing, formulation, packaging, labeling, testing, storing, distributing, advertising and sale of the Company's products are subject to regulation by one or more U.S. agencies, including the FDA, the FTC, the DEA and the CPSC, as well as several foreign, state and local agencies in localities in which the Company's products are sold. In addition, the Company manufactures and markets certain of its products in accordance with standards set by organizations, such as the United States Pharmacopoeial Convention, Inc. (USP) and NSF

International (NSF). The Company believes that its policies, operations and products comply in all material respects with existing regulations.

U.S. Food and Drug Administration

The FDA has jurisdiction over the Company's marketing of ANDA, NDA and OTC monograph drug products and the marketing of dietary supplements, which are regulated as foods. The FDA's jurisdiction extends to the manufacturing, testing, labeling, packaging, storage and distribution of these products.

OTC and Generic Prescription Pharmaceuticals. The majority of the Company's OTC pharmaceuticals are regulated under the OTC Monograph System and subject to certain FDA regulations. Under the OTC Monograph System, selected OTC drugs are generally recognized as safe and effective and do not require the submission and approval of an ANDA or NDA prior to marketing. The FDA OTC Monograph System includes well-known ingredients and specifies requirements for permitted indications, required warnings and precautions, allowable combinations of ingredients and dosage levels. Drug products marketed under the OTC Monograph System must conform to specific quality and labeling requirements; however, these products generally can be developed with fewer regulatory hurdles than those products that require the filing of an ANDA or NDA. It is, in general, less costly to develop and bring to market a product produced under the OTC Monograph System. From time to time, adequate information may become available to the FDA regarding certain ANDA or NDA drug products that will allow the reclassification of those products as no longer requiring the approval of an ANDA or NDA prior to marketing. For this reason, there may be increased competition and lower profitability related to a particular product should it be reclassified to the OTC Monograph System. In addition, regulations may change from time to time, requiring formulation, packaging or labeling changes for certain products.

The Company also markets generic prescription drugs and other products that have switched from prescription to OTC status. These products require approval by the FDA through its ANDA or NDA processes before they can be commercialized. Based on current FDA regulations, ANDAs and NDAs provide information on chemistry, manufacturing and control issues, bioequivalence, packaging and labeling. The ANDA process generally requires less time and expense for FDA approval than the NDA process. For approval of an ANDA, the Company must demonstrate that the product is bioequivalent to a marketed product that has previously been approved by the FDA and that the Company's manufacturing process meets FDA standards. This approval process for an ANDA may require that bioequivalence and/or efficacy studies be performed using a small number of subjects in a controlled clinical environment and for certain topical generic products, full clinical studies. Approval time currently averages seventeen months from the date the ANDA is submitted. Changes to a product marketed under an ANDA or NDA are governed by specific FDA regulations and guidelines that define when proposed changes, if approved by the FDA, can be implemented.

Under the Drug Price Competition and Patent Term Restoration Act of 1984 (the Hatch-Waxman Amendments to the Federal Food, Drug and Cosmetic Act), a company submitting an NDA can obtain a three-year period of marketing exclusivity for a Rx product or a Rx to OTC switch product if the company does a clinical study that is essential to FDA approval of the NDA. Longer periods of exclusivity are possible for new chemical entities and orphan drugs. These exclusivity periods could prevent other companies from obtaining approval of any ANDAs or certain other pending applications for the product. Unless the Company establishes relationships with the companies having exclusive marketing rights, or the Company conducts its own clinical trials, the Company's ability to market Rx to OTC switch products and offer its customers products comparable to the national brand products could be delayed if the three-year exclusivity is granted to the initiating company. There can be no assurance that, in the event that the Company applies for FDA approvals, the Company will obtain the approvals to market Rx or Rx to OTC switch products or, alternatively, that the Company will be able to obtain these products from other manufacturers.

Under the FDA Modernization Act of 1997, a manufacturer may obtain an additional six months (which, under certain circumstances, may be extended to one year) of exclusivity if the innovator conducts pediatric studies on the product. This exclusivity will, in certain instances, delay FDA approval and the sales by the Company of certain ANDA and other products.

If the Company is first to file its ANDA and meets certain requirements relating to the patents owned or licensed by the brand company, the Company may be entitled to a 180-day generic exclusivity for that product. When a company submits an ANDA, the company is required to include a patent certification to certain patents that cover the innovator product. If the ANDA applicant challenges the validity of the innovator's patent or certifies that its product does not infringe the patent, the product innovator may sue for infringement. The legal action would not result in material damages but could prevent the Company from introducing the product if it is not successful in the legal action. The Company would, however, incur the cost of defending the legal action and that action could have the effect of triggering a statutorily mandated delay in FDA approval of the ANDA for a period of up to 30 months. In addition, if exclusivity is granted to the Company, there can be no assurance that the Company will be able to market the product at the beginning of the exclusivity period or that the exclusivity will not be shared with other generic companies, including authorized generics. As a result of events that are outside of the Company's control, it may forfeit its exclusivity. Finally, if the Company is not first to file its ANDA, the FDA may grant 180-day exclusivity to another company, thereby effectively delaying the launch of the Company's product.

The Company's prescription drug products that are marketed without approved applications, most notably many of those acquired from Glades Pharmaceuticals, must meet certain manufacturing and labeling standards established by the FDA. The FDA's policy with respect to the continued marketing of unapproved products is stated in the FDA's June 2006 compliance policy guide, titled "Marketed New Drugs without Approved NDAs or ANDAs." Under this policy, the FDA has stated that it will follow a risk-based approach with regard to enforcement against such unapproved products. The FDA evaluates whether to initiate enforcement action on a case-by-case basis, but gives higher priority to enforcement action against unapproved drugs in certain categories, such as those marketed unapproved drugs with potential safety risks or that lack evidence of effectiveness. The FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, among other things, have been marketed for many years and, at this time, might not be subject to immediate enforcement action. See further information in Item 1A – Risk Factors.

All facilities where Rx and OTC drugs are manufactured, tested, packaged, stored or distributed must comply with FDA cGMPs. All of the Company's ANDA, NDA and OTC drug products are manufactured, tested, packaged, stored and distributed according to cGMP regulations. The FDA performs periodic audits to ensure that the Company's facilities remain in compliance with all appropriate regulations. The failure of a facility to be in compliance may lead to a breach of representations made to store brand customers or to regulatory action against the products made in that facility, including seizure, injunction or recall.

The Company submits a DMF for active pharmaceutical ingredients to be commercialized in the U.S. The DMF filing provides an efficient mechanism for the FDA review while protecting the Company's proprietary information related to the manufacturing process. The manufacturing facilities are inspected by the FDA to assess cGMP compliance. The manufacturing facilities and production procedures utilized at the manufacturing facilities must meet FDA standards before products may be exported to the U.S. For European markets, the Company submits a European DMF and, where applicable, obtains a certificate of suitability from the European Directorate for the Quality of Medicines.

Dietary Supplements. The Dietary Supplement Health and Education Act of 1994 (DSHEA) amended the Federal Food, Drug and Cosmetic Act to, among other things: (1) define dietary supplements and dietary ingredients, (2) require ingredient and nutrition labeling for dietary supplements, (3) permit "structure/function" statements for dietary supplements and (4) permit the display of certain published literature where supplements are sold. Although dietary supplements are regulated as foods, the FDA is prohibited from regulating the dietary ingredients in supplements as food additives. The FDA is generally prohibited from regulating dietary supplements as drugs unless the supplements bear drug claims.

DSHEA requires that the FDA be notified at least 75 days in advance of the introduction of a dietary supplement that contains a dietary ingredient that was neither marketed prior to October 15, 1994 nor is present in the food supply in a form where the food has not been chemically altered. The notification must provide information establishing that the dietary supplement containing the dietary ingredient will reasonably be expected to be safe.

DSHEA provides for specific nutrition labeling requirements for dietary supplements that are slightly different than those for conventional foods. All supplements must bear a "Supplement Facts" box, which must list all of the supplement's dietary ingredients using nomenclature as specified in FDA regulations. DSHEA also permits dietary supplements to bear statements (1) claiming a benefit related to a classical nutrient deficiency disease, provided the prevalence of the disease in the U.S. is disclosed, (2) describing the role of a nutrient or dietary ingredient intended to affect the structure or function in humans, (3) characterizing the documented mechanism by which a nutrient or dietary ingredient acts to maintain such structure or function and (4) describing general well-being from consumption of a nutrient or dietary ingredient.

The Company is subject to a Final Rule published by the FDA clarifying the types of statements permissible in dietary supplement labeling. The statements cannot expressly or implicitly state that a dietary supplement has any effect on a "disease," which the FDA defined in the Final Rule.

As with foods in general, dietary supplement labeling may include a "health claim," which characterizes the role of a nutrient to a disease or health-related condition. There are two types of health claims: (1) health claims authorized by FDA regulations based on significant scientific agreement among qualified scientific experts, and (2) "qualified health claims," which may be made with a lower level of substantiation, provided that the FDA does not object to the claims. In each case, the health claim must be submitted to the FDA before it may be used.

The FDA has issued Final Good Manufacturing Practice (GMPs) Regulations specific to Dietary Supplements. These regulations were issued on June 25, 2007. The Company has one year from the effective date to comply. The Company is currently in the process of assessing the impact of this regulation on its dietary supplement business. At this time, the Company believes that the regulation will have minimal impact on its dietary supplement business. The Company is also working with raw material suppliers to optimize the compliance efforts for dietary supplements. The Company cannot determine what effect the FDA's future regulations will have on its business. Future regulations could, among other things, require expanded documentation of the properties of certain products or scientific substantiation regarding ingredients, product claims or safety. In addition, the Company cannot predict whether new legislation regulating the Company's activities will be enacted or what effect any legislation would have on the Company's business.

U.S. Drug Enforcement Agency

The DEA regulates certain drug products containing controlled substances, such as testosterone, and List I chemicals, such as pseudoephedrine, pursuant to the federal Controlled Substances Act (CSA). The CSA and DEA regulations impose specific requirements on manufacturers and other entities that handle these substances including registration, recordkeeping, reporting, storage, security and distribution. Recordkeeping requirements include accounting for the amount of product received, manufactured, stored and distributed. Companies handling either controlled substances or List I chemicals are also required to maintain adequate security and to report suspicious orders, thefts and significant losses. The DEA periodically inspects facilities for compliance with its rules and regulations. Failure to comply with current and future regulations of the DEA could lead to a variety of sanctions, including revocation or denial of renewal of DEA registrations, injunctions, or civil or criminal penalties.

The Company is subject to the requirements the CSA and DEA regulations in the handling of any controlled substances in schedules II – V or any of the List I chemicals identified in the CSA. Specifically, the Company is subject to regulation in the current manufacture and distribution of products containing pseudoephedrine, a List I Chemical. As a result of series of amendments to the CSA, the DEA has imposed increased restrictions on the manufacture and distribution of pseudoephedrine products. For example, the Comprehensive Methamphetamine

Control Act of 1996 was enacted to authorize the DEA to monitor transactions involving chemicals that may be used illegally in the production of methamphetamine. The Comprehensive Methamphetamine Control Act of 1996 establishes certain registration and recordkeeping requirements for manufacturers of OTC cold, allergy, asthma and diet medicines that contain ephedrine, pseudoephedrine or phenylpropanolamine (PPA). While certain of the Company's OTC drug products contain pseudoephedrine, which is a common ingredient in decongestant products, the Company's U.S. products contain neither ephedrine nor PPA.

More recently, the Reauthorization Act of 2005 was signed into law on March 9, 2006. The Reauthorization Act of 2005 prevented the existing provisions of the Patriot Act from expiring and also included the Combat Meth Act. This law further amended the CSA and provided additional requirements on the sale of pseudoephedrine products. Among the various provisions, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine, or phenylpropanolamine (List I Chemical Products). Effective April 7, 2006, the Act imposed quotas on manufacturers which limits the amount of product that can be manufactured. On July 10, 2007, the DEA published an Interim Rule establishing regulations to implement the import and production quotas for List I Chemicals, including pseudoephedrine. The Company's ability to import and manufacture pseudoephedrine products has been limited by the annual quota granted by the DEA.

The CSA, as amended, also imposed daily restrictions on the amount of List I Chemical Products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I Chemical Products a consumer may purchase (9.0 grams) over a 30-day period. Further, effective September 30, 2006, the Act requires that (a) retail sellers place all List I Chemical Products behind the counter and maintain a logbook that tracks the sales of List I Chemical Products to individuals, and (b) purchasers provide valid identification in order to purchase List I Chemical Products. Many states have also enacted legislation regulating the manufacture and distribution of pseudoephedrine products. The Company is subject to these state requirements as well.

Centers for Medicare and Medicaid Services

The Centers for Medicare and Medicaid Services (CMS) is responsible for enforcing legal requirements governing rebate agreements between the federal government and pharmaceutical manufacturers. Drug manufacturers' agreements with the CMS provide that the drug manufacturer will remit to each state Medicaid agency, on a quarterly basis, the following rebates: for generic drugs marketed under ANDAs covered by a state Medicaid program, manufacturers are required to rebate 11% of the average manufacturer price (net of cash discounts and certain other reductions); for products marketed under NDAs, manufacturers are required to rebate the greater of 15.1% of the average manufacturer price (net of cash discounts and certain other reductions) or the difference between such average manufacturer price and the best price during a specified period. An additional rebate for products marketed under NDAs is payable if the average manufacturer price increases at a rate higher than inflation. The Company has such a rebate agreement in effect with the federal government. Federal and/or state governments have and are expected to continue to enact measures aimed at reducing the cost of drugs to the public, including the enactment in December 2003 of Medicare legislation that expanded the scope of Medicare coverage for drugs starting in January 2006. Management cannot predict the nature of such measures or their impact on its profitability. Various states have in recent years adopted supplemental drug rebate programs that are intended to provide the individual states with additional manufacturer rebates that cover patient populations that are not otherwise included in the traditional Medicaid drug benefit coverage. These supplemental rebate programs are generally designed to mimic the federal drug rebate program in terms of how the manufacturer rebates are calculated, e.g., as a percent of average manufacturer price. Although there are a number of supplemental rebate programs, they are insignificant in the aggregate compared to quarterly Medicaid drug rebate obligations.

Consumer Product Safety Commission

Under the Poison Prevention Packaging Act, the CPSC has authority to designate that dietary supplements and pharmaceuticals require child resistant closures to help reduce the incidence of accidental poisonings. The CPSC has published regulations requiring iron-containing dietary supplements and numerous pharmaceuticals to have these closures and established rules for testing the effectiveness of child resistant closures and for ensuring senior adult effectiveness.

Federal Trade Commission

The FTC exercises primary jurisdiction over the advertising and other promotional practices of marketers of dietary supplements and OTC pharmaceuticals and often works with the FDA regarding these practices. The FTC considers whether a product's claims are substantiated, truthful and not misleading. The FTC is also responsible for reviewing mergers between pharmaceutical companies exceeding specified thresholds and investigating certain business practices relevant to the healthcare industry. For example, in accordance with the Medicare Prescription Drug Improvement and Modernization Act of 2003, agreements between NDA and ANDA holders relating to settlements of patent litigation involving paragraph IV certifications under the Hatch-Waxman Act, as well as agreements between generic applicants that have submitted ANDAs containing paragraph IV certifications where the agreement concerns either company's 180-day exclusivity, must be submitted to the FTC (and the United States Department of Justice) for review. The FTC could challenge these business practices in administrative or judicial proceedings.

State Regulation

Most states regulate foods and drugs under laws that generally parallel federal statutes. The Company is also subject to other state consumer health and safety regulations which could have a potential impact on the Company's business if the Company is ever found to be non-compliant. Additionally, logistics facilities that distribute generic prescription drugs are required to be registered within each state. License requirements and fees vary by state.

United States Pharmacopoeial Convention

The USP is a non-governmental, standard-setting organization. Its drug monographs and standards are incorporated by reference into the Federal Food, Drug and Cosmetic Act as the standards that must be met for the listed drugs, unless compliance with those standards is specifically disclaimed. USP standards exist for most Rx and OTC pharmaceuticals and many nutritional supplements. The FDA typically requires USP compliance as part of cGMP compliance.

NSF International

NSF is an independent, not-for-profit, non-governmental organization providing risk management services for public health and safety. Its services include standards development, product certification, safety audits, management systems registration and education programs. NSF is accredited by the American National Standards Institute, the Occupational Safety and Health Administration and the Standard Council of Canada. These accreditations attest to the competency of services provided by NSF and compliance with established national and international standards for third-party certification.

The NSF Good Manufacturing Practices Dietary Supplement Program enables manufacturers to become independently registered by NSF as conforming to voluntary standards that provide a system of processes, procedures and documentation to assure the product produced has the strength, composition, quality and purity represented on the product label. The Company's nutritional facility has earned NSF GMP registration and also has approximately 100 store brand products certified under NSF/ANSI Standard 173 for dietary supplement products.

Foreign Regulation

The Company, through its affiliates located in the U.K., manufactures, packages and distributes OTC pharmaceuticals and nutritional products and provides contract manufacturing and packaging services for major pharmaceutical and healthcare companies in the U.K. and for export to markets outside the U.K. The manufacturing, processing, formulation, packaging, testing, labeling, advertising and sale of these products are subject to regulation by one or more U.K. agencies, including the Medicines and Healthcare Products Regulatory Agency, the Department of Health, the Department of the Environment, Her Majesty's Customs and Excise, the Department of Trade and Industry, the Health and Safety Executive and the Department of Transport.

The Company manufactures, packages and distributes Rx pharmaceutical, OTC pharmaceutical and nutritional products in Mexico. The manufacturing, processing, formulation, packaging, labeling, testing, advertising and sale of these products are subject to regulation by one or more Mexican agencies, including the Health Ministry, the Commercial and Industrial Secretariat, the Federal Work's Secretariat, the Environmental Natural Resources and Fishing Secretariat, the Federal Environmental Protection Ministry, and the Treasury and Public Credit Secretariat and its Customs Government department.

The Company exports OTC pharmaceutical and nutritional products to foreign countries. Government regulations for exporting these products are covered by the FDA and where appropriate, DEA laws, as well as each individual country's requirement for importation of such products. Each country requires approval of these products through a registration process by that country's regulatory agencies. These registrations govern the process, formula, packaging, testing, labeling, advertising and sale of the Company's products and regulate what is required and what may be represented to the public on labeling and promotional material. Approval for the sale of the Company's products by foreign regulatory agencies may be subject to delays.

In Europe and Israel, the manufacture and sale of pharmaceutical products are regulated in a manner similar in many respects to that in the U.S. Legal requirements generally prohibit the handling, manufacture, marketing and importation of any pharmaceutical product unless it is properly registered in accordance with applicable law. The registration file relating to any particular product must contain medical data related to product efficacy and safety, including results of clinical testing and references to medical publications, as well as detailed information regarding production methods and quality control. Health ministries are authorized to cancel the registration of a product if it is found to be harmful or ineffective or manufactured and marketed other than in accordance with registration conditions. Data exclusivity provisions exist in many countries, including in the European Union, where these provisions were recently extended, although the application is not uniform. Similar provisions may be adopted by additional countries, including Israel, where legislation has been proposed. In general, these exclusivity provisions prevent the approval and/or submission of generic drug applications to the health authorities for a fixed period of time following the first approval of the brand name product in that country. As these exclusivity provisions operate independently of patent exclusivity, they may prevent the submission of generic drug applications for some products even after the patent protection has expired.

Sarbanes-Oxley Act of 2002

As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 (the SOX Act). The SOX Act contains a variety of provisions affecting public companies, including but not limited to, corporate governance requirements, the Company's relationship with its auditors, evaluation of its internal disclosure controls and procedures and evaluation of its internal control over financial reporting. See Management's Report on Internal Control over Financial Reporting and Item 9A. Controls and Procedures.

Conditions in Israel

The Company's Israeli operations, which include manufacturing and research and development, are subject to Israeli law. Political, economic and military conditions in Israel directly affect the Company's operations and the Company could be adversely affected by hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel. See Item 1A Risk Factors - Conditions in Israel for further information.

Employees

As of June 30, 2007, the Company had 6,200 full-time and temporary employees worldwide, who are located as follows:

Country	Total Number of Employees	Number of Employees Covered by Collective Bargaining Agreements
U.S.	3,198	179
Israel	1,707	240
U.K.	700	-
Mexico	486	276
Germany	81	75
India	20	-
China	8	-

Item 1A. Risk Factors.

Regulatory Environment

Several U.S. and foreign agencies regulate the manufacturing, processing, formulation, packaging, labeling, testing, storing, distribution, advertising and sale of the Company's products. Various state and local agencies also regulate these activities. In addition, the Company manufactures and markets certain of its products in accordance with the guidelines established by voluntary standard organizations. Should the Company or one of its third party service providers used in the development or commercialization of product fail to adequately conform to these regulations and guidelines, there may be a significant adverse impact on the operating results of the Company. In particular, packaging, labeling or marketing changes mandated by the FDA or state and local agencies can have a material adverse impact on the results of operations of the Company. Required changes could be related to safety or effectiveness issues. There is also the risk that the FDA could require the Company to audit or repeat prior bioequivalence or clinical studies or the FDA could change or withdraw the approval governing such products, which could have a material adverse impact on the results of the Company's operations. The Company believes that it has a good relationship with the FDA, which it intends to maintain. If these relationships should deteriorate, however, the Company's ability to bring new and current products to market could be impeded. See Item 1. Business – Government Regulation.

The FDA has indicated that The Non-Prescription Drug Advisory Committee is tentatively scheduled to convene in October of 2007. This meeting is in response to a Citizen's Petition filed in March of 2007. At this meeting the FDA will review the safe and efficacious use of cough and cold products in children. It is not known at this time what, if any, action the FDA will take in response to this issue. Certain actions by the FDA, such as mandating label and packaging changes, could have a material adverse effect on the operating results of the Company.

In addition, a Citizen's Petition was filed in February 2007 related to the efficacy of phenylephrine at the currently allowed 10mg dose, as well as the safe and efficacious use of phenylephrine. It is not known at this time what, if any, action the FDA will take in response to this issue. Certain actions by the FDA, such as limiting distribution or mandating label and packaging changes, could have a material adverse effect on the operating results of the Company.

The FDA's policy regarding the award of a 180-day market exclusivity period to generic manufacturers who successfully challenge patents relating to specific products continues to be the subject of extensive litigation in the U.S. The FDA's current interpretation of Hatch-Waxman is to award 180 days of exclusivity to the first generic manufacturer who files a successful paragraph IV certification under Hatch-Waxman challenging the patent of the branded product, regardless of whether the manufacturer was sued for patent infringement. Although the FDA's interpretation may benefit some of the products in the Company's pipeline, it may adversely affect others. The Medicare Prescription Drug Improvement and Modernization Act of 2003 provides that the 180-day market exclusivity period provided under Hatch-Waxman is triggered by the commercial marketing of the product. However, the Medicare Prescription Drug Act also contains forfeiture provisions which, if met, will deprive the first paragraph IV filer of exclusivity. Additionally, the manufacturer of the branded product may launch a generic version of its own drug, known as an authorized generic. Under certain circumstances, the Company may not be able to fully exploit its 180-day exclusivity period resulting from it being the first filer.

In May 2007, the Senate approved a bill called the Food and Drug Administration Revitalization Act, which would give the FDA new powers to restrict medications that raise serious safety concerns. The bill would require, and provide funding for, the FDA to monitor drugs after they go on the market. In addition, the bill would require companies to make public the results of many of their studies. If the bill becomes law, the FDA would have authority to require new studies, limit distribution or order label changes. The House of Representatives is expected to pass a version of the bill sometime before September 30, 2007. If this bill becomes law the Company's ability to bring new and current products to market could be impeded, which could have a negative material impact on the Company's financial position or results of operations.

The Company's prescription drug products that are marketed without approved applications, most notably many of those acquired from Glades Pharmaceuticals, must meet certain manufacturing and labeling standards established by the FDA. The FDA's policy with respect to the continued marketing of unapproved products is stated in the FDA's June 2006 compliance policy guide, titled "Marketed New Drugs without Approved NDAs or ANDAs." Under this policy, the FDA has stated that it will follow a risk-based approach with regard to enforcement against such unapproved products. The FDA evaluates whether to initiate enforcement action on a case-by-case basis, but gives higher priority to enforcement action against unapproved drugs in certain categories, such as those marketed unapproved drugs with potential safety risks or that lack evidence of effectiveness. The FDA recognizes that certain unapproved products, based on the introduction date of their active ingredients and the lack of safety concerns, among other things, have been marketed for many years and, at this time, might not be subject to immediate enforcement action. The Company believes that so long as it complies with applicable manufacturing and labeling standards it will be consistent with the FDA's current enforcement policy. There can be no assurance that the FDA will continue this policy or not take a contrary position with any individual product or group of products. If the FDA were to do so, the Company may be required to seek FDA approval for these products or withdraw such products from the market. The Company's annual sales for such unapproved products are approximately $12,000.

Commercialization of New Products / Research and Development

The Company's future results of operations depend, to a significant degree, upon its ability to successfully commercialize additional OTC and generic drugs and/or innovative pharmaceuticals and API. The Company must develop, test and manufacture generic prescription products as well as prove that its generic prescription products are the bioequivalent of their branded counterparts, which requires bioequivalency studies or even more expensive clinical trials in the case of topical products. OTC drugs may require bioequivalency studies as well. All major products must meet regulatory standards and receive regulatory approvals. The development and commercialization process, particularly with respect to innovative products, is both time consuming and costly and involves a high degree of business risk. Products currently under development, if and when fully developed and tested, may not perform as expected, may be the subject of intellectual property challenges, necessary regulatory approvals may not be obtained in a timely manner, if at all, and the Company may not be able to successfully and profitably produce and market such products. Delays in any part of the process or the Company's inability to obtain regulatory approval of its products (including products developed by others to which the Company has exclusive marketing rights) could adversely affect operating results by restricting or delaying its introduction of new products. Even upon the successful development of a product, the Company's customer's failure to launch a product could adversely affect operating results. Continuous introductions of new products and product categories are critical to the Company's business. Product margins may decline over time due to the product's aging life cycle, changes in consumer choice or developments in drug delivery technology. Therefore, new product introductions are necessary for maintenance of the Company's current financial condition, and introductions of products not previously marketed by the Company provide opportunities for financial growth.

The Company's investment in research and development is expected to remain at or slightly above recent levels due to the Company's ongoing broadening of its OTC ANDA, topical generic Rx and specialty API product portfolio as well as several opportunities for new products that are switching from prescription to OTC status. The ability to attract scientists proficient in emerging delivery forms and/or contracting with a third party innovator in order to generate new products of this type is a critical element of the Company's long-term plans. Should the Company fail to attract qualified employees or enter into reasonable agreements with third party innovators, long-term sales growth and profit would be adversely impacted.

Potential Volatility of Stock Price

The market price of the Company's common stock has been, and could be, subject to wide fluctuations in response to, among other things, quarterly fluctuations in operating results, adverse circumstances affecting the introduction or market acceptance of new products, products recalls, failure to meet published estimates of or changes in earnings estimates by securities analysts, announcements of new products or enhancements by competitors, receipt of regulatory approvals by competitors, sales of common stock by existing holders, loss of key personnel, market conditions in the industry, shortages of key product inventory components and general economic conditions.

Fluctuation in Quarterly Results

The Company's quarterly operating results depend on a variety of factors including, but not limited to, the severity, length and timing of the cough/cold/flu season, the timing of new product approvals and introductions by the Company and its competitors, price competition, the magnitude and timing of research and development investments, changes in the levels of inventories maintained by the Company's customers and the timing of retailer promotional programs. Accordingly, the Company may be subject to significant and unanticipated quarter-to-quarter fluctuations.

Competitive Issues

The markets for OTC pharmaceutical, generic pharmaceutical, API and nutritional products are highly competitive. Competition is based primarily on price, quality and assortment of products, customer service, marketing support and availability of new products. Competition also comes from national brand companies and brand pharmaceutical companies. That competition could be intensified should those companies lower prices or manufacture their own store brand or generic equivalent products. Due to the high degree of price competition, the Company has not always been able to fully pass on cost increases to its customers. The inability to pass on future cost increases, the impact of store brand competitors and the impact of national brand companies lowering prices of their products or operating in the store brand market could have a material adverse impact on financial results. In addition, since the Company sells its nutritional products through retail drug, supermarket and mass merchandise chains, it may experience increased competition in its nutritional products business through alternative channels such as health food stores, direct mail and direct sales as more consumers obtain products through these channels. Retailer reverse auctions have added a new dimension to competition as some retailers have instituted this process to obtain competitive price quotes over the internet. The Company has evaluated, and will continue to evaluate, the products and product categories in which it does business. Future product line extensions, or deletions, could have a material impact on the Company's financial position or results of operations.

Selling prices of generic drugs typically decline, sometimes dramatically, as competition intensifies due to additional companies receiving approvals for a given product or brands launching authorized generics. To the extent that the Company succeeds in being the first to market a generic version of a significant product, the Company's sales and profit can be substantially increased in the period following the introduction of such product and prior to a competitor's introduction of an equivalent product. The Company's ability to sustain its sales and profitability on any product over time is dependent on both the number of new competitors for such product, some of whom may be significantly larger than the Company, and the timing of their approvals.

Certain competitors are choosing to consolidate in the generic pharmaceutical industry. This consolidation may create larger companies with which the Company must compete and provide further pressure on prices, development activities or customer retention. The impact of future consolidation in the industry could have a material impact on the Company's financial position or results of operations.

The Company's API business is subject to increased competition from other manufacturers of API located in Europe and developing countries such as India and China. Such competition may result in loss of API customers and/or decreased profitability in this business segment.

Store Brand Product Growth

The future growth of domestic store brand products will be influenced by general economic conditions, which can influence consumers to switch to store brand products, consumer perception and acceptance of the quality of the products available, the development of new products and/or product delivery forms, the market exclusivity periods awarded on Rx to OTC switch products and the ongoing or growing strength of the retailers' brands in the market. The Company does not advertise like the national brand companies and thus is dependent on retailer promotional spending to drive sales volume and increase market share. Growth opportunities for the products in which the Company currently has a significant store brand market share (cough/cold/flu, analgesic, smoking cessation and gastrointestinal products) will be driven by the ability to offer new products to existing domestic customers. Branded pharmaceutical companies may use state and federal regulatory and legislative means to limit the availability of brand equivalent products. Should store brand growth be limited by any of these factors, there could be a significant adverse impact on the operating results of the Company.

Healthcare and Legal Reforms

Increasing expenditures for healthcare have been the subject of considerable public attention in Israel, North America and many European countries. Both private and governmental entities are seeking ways to reduce or contain healthcare costs. In many countries in which the Company currently operates, pharmaceutical prices are subject to regulation. In the U.S., numerous proposals that would effect changes in the U.S. healthcare system and the pharmaceutical industry have been introduced or proposed in Congress and in some state legislatures that could include, but not be limited to, intellectual property, regulatory, antitrust, drug pricing and product liability issues. Similar activities are taking place throughout Europe. As a result of governmental budgetary constraints, the Israel Ministry of Health and the major Israeli health funds have sought to further reduce healthcare costs by, among other things, applying continuous pressure to reduce pharmaceutical prices and inventory levels. The Company cannot predict the nature of the measures that may be adopted, how they will be interpreted by the courts or the administrative agencies charged with enforcing them or their impact on the marketing, pricing and demand for its products.

In July 2007, the CMS issued a final rule for the calculation of the Average Manufacturer Price (AMP), which pharmaceutical companies are required to report to the CMS. The CMS intends to now use this calculation to help determine reimbursements to pharmacies that dispense medicines to Medicaid beneficiaries. Prior to this ruling, the CMS used the Average Wholesaler Price (AWP) in the calculation of the reimbursement. The rule becomes effective October 1, 2007. The Company does not know how the new reimbursement model will affect the Company's pharmacy customers and to what extent these customers will seek to pass on any increased Medicaid costs to the Company. It is also unknown how this will impact consumers' access to generic medicines, which could significantly affect the market for these products. Additionally, the CMS has decided to publish manufacturer-specific AMP data. The Company does not know how the sharing of manufacturer-specific data may impact competition in the marketplace.

Pseudoephedrine – Retail Sales Controls

The Company continued to be impacted by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. Sales of these products in fiscal 2007 were approximately $29,000. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $1,900 in fiscal 2007 for estimated obsolete inventory on hand.

The Reauthorization Act of 2005 was signed into law on March 9, 2006. The Reauthorization Act of 2005 prevented the existing provisions of the Patriot Act from expiring and also included the Combat Meth Act. Among the various provisions of the Combat Meth Act, this national legislation places certain restrictions on the purchase and sale of all products that contain ephedrine, pseudoephedrine, or phenylpropanolamine (List I Chemical Products). Effective April 7, 2006, the Combat Meth Act imposed quotas on manufacturers and imposed daily restrictions on the amount of List I Chemical Products a retailer may sell to a consumer (3.6 grams per day) and limitations on the amount of List I Chemical Products a consumer may purchase (9.0 grams) over a thirty-day period. Further, effective September 30, 2006, the Combat Meth Act requires that (a) retail sellers place all List I Chemical Products behind the counter and maintain a logbook that tracks the sales of List I Chemical Products to individuals, and (b) purchasers provide valid identification in order to purchase List I Chemical Products. Many states have also imposed statutory and regulatory restrictions on the manufacture, distribution and sale of pseudoephedrine products.

Many of the products impacted by the above legislation were reformulated to substitute pseudoephedrine with phenylephrine, an ingredient that cannot be used in the production of methamphetamine. Substitute products are becoming more available as new national brand products are marketed and the Company develops competing products. The Company cannot predict if all pseudoephedrine-containing products can be successfully reformulated with phenylephrine or if consumers will accept phenylephrine as an adequate substitute for pseudoephedrine. In fiscal 2007, 22 replacement products accounted for $59,000 in sales and the Company is continuing its reformulation efforts in fiscal 2008.

Several Arkansas counties, including Independence County, have filed a lawsuit against the Company and various manufacturers and distributors of products containing pseudoephedrine, which is used to produce methamphetamine, an illegal drug. The Company has been informed that other counties in Arkansas may join in the lawsuit as plaintiffs. Through this lawsuit, the plaintiff counties seek to recoup as damages some of the expenses they have incurred to combat methamphetamine use and addiction. They also seek punitive damages, disgorgement of profits and attorneys' fees. The Company believes that any such lawsuit is without merit and intends to vigorously defend against it. At this early stage, the Company cannot predict whether this issue will have a material impact on its results of operations.

Dextromethorphan

The Company manufactures several products that contain the active ingredient dextromethorphan which is indicated for cough suppression. Dextromethorphan has come under scrutiny because of its potential to be abused. Some states have introduced legislation that, if passed, could require restricted access to dextromethorphan in finished dosage forms. Such legislation placing age restrictions on the purchase of OTC products containing dextromethorphan was passed at the local level by Suffolk County, New York and by the City of Jerseyville, Illinois. Although at least one state has passed legislation restricting the bulk sale of dextromethorphan, no state legislation has yet been enacted restricting the sale of dextromethorphan in finished dosages and concentrations for use as an OTC drug. Similarly, on the federal level, legislation has been introduced (the Dextromethorphan Distribution Act of 2007) which, if passed, would prohibit the illicit distribution of bulk, unfinished dextromethorphan. Due to the recent scrutiny of dextromethorphan, it is possible that any of the states or the federal government could introduce and pass legislation imposing restrictions on the sale of dextromethorphan in finished dosage form, including but not limited to, requiring a minimum age to purchase product, limiting the amount a consumer may purchase, requiring a prescription and/or placing the product in a more controlled position of sale behind the pharmacy counter of a retailer. Products containing dextromethorphan generated approximately $68,000 of the Company's revenues in fiscal 2007. The Company cannot predict whether any of the proposed legislation will be passed, or if it is passed, its impact on future revenues attributable to these products.

Product Issues – Effect of Misuse and Publicity

The Company's products are safe and effective when used in accordance with label directions. However, certain products contain ingredients that can be, and in some cases are, used for improper purposes. As previously discussed, pseudoephedrine and dextromethorphan are two of these ingredients, but others may exist. Increasingly, various efforts are employed by federal and state governments in an effort to curb this misuse, including the consideration of additional legislation or regulation that may result in further restrictive requirements for the manufacture or sale of products containing these ingredients. The Company cannot predict if or when any additional legislation or regulation will be approved. If this type of additional legislation or regulation is approved, it could have an adverse impact on the Company's results of operations.

The Company believes that growth in the nutritional products business is based largely on national media attention regarding scientific research suggesting potential health benefits from regular consumption of certain vitamin and other nutritional products. There can be no assurance of future favorable scientific results and media attention, or the absence of unfavorable or inconsistent findings. In the event of future unfavorable scientific results or media attention, the Company's sales of nutritional products could be materially adversely impacted.

Source of Raw Materials and Supplies

High quality raw materials and packaging components are essential to all of the Company's business units due to the nature of the products it manufactures. Raw materials and packaging components are generally available from multiple suppliers. Supplies of certain raw materials, bulk tablets and finished goods purchased by the Company are limited, or are available from one or only a few suppliers. In such situations, increased prices, rationing and shortages can occur. In response to these problems the Company tries to identify alternative materials or suppliers for such raw materials, bulk tablets and finished goods. The nature of FDA restrictions placed on products approved through the ANDA or NDA process could substantially lengthen the approval process for an alternate material source. Certain material shortages and approval of alternate sources could adversely affect financial results.

In addition, raw materials purchased from third parties, including those from foreign countries, may contain counterfeit ingredients or other adulterants. The Company maintains a strict program of verification and product testing throughout the ingredient sourcing and manufacturing process to identify counterfeit ingredients, adulterants and toxic substances. Nevertheless, discovery of previously unknown problems with the raw materials or product manufacturing processes or new data suggesting an unacceptable safety risk associated therewith, could result in a voluntary or mandatory withdrawal of the contaminated product from the marketplace, either temporarily or permanently. Any future recall or removal would result in additional costs to the Company, and may give rise to product liability litigation, either of which may have a material adverse effect on the operating results of the Company.

Legal Exposure

From time to time, the Company and/or its subsidiaries become involved in lawsuits arising from various commercial matters, including, but not limited to, competitive issues, contract issues, intellectual property matters, workers' compensation, product liability, environmental remediation issues and state or federal regulatory issues. See Item 3. Legal Proceedings. Litigation tends to be unpredictable and costly. No assurance can be made that litigation will not have a material adverse effect on the Company's financial position or results of operations in the future. Similarly, judicial decisions in proceedings to which the Company is not a party may result in the setting of legal precedent that could affect the future operation of the Company's business. In addition, the Company may face environmental exposures including, for example, those relating to discharges from and materials handled as part of its operations, the remediation of soil and groundwater contaminated hazardous substances or wastes, and the health and safety of its employees. While the Company does not have any material remediation liabilities currently outstanding, the Company may in the future face liability for the costs of investigation, removal or remediation of certain hazardous substances or petroleum products on, under, or in its currently or formerly owned property, or from a third-party disposal facility that it may have used, without regard to whether the Company knew of, or caused, the presence of the contaminants. The actual or alleged presence of, or failure to remediate properly, these substances could have adverse effects, including, for example, substantial investigative or remedial obligations and limitations on the ability to sell or rent affected property or to borrow funds using affected property as collateral. There can be no assurance that environmental liabilities and costs will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Tax Rate Implication

Income tax rate changes by governments and changes in the tax jurisdictions in which the Company operates could influence the effective tax rates for future years. Entry into new tax jurisdictions, whether domestic or international, increases the likelihood of fluctuation. The mix of income between tax jurisdictions in any given quarter can also significantly change the effective tax rate across quarters and years.

Customer Issues

The Company's largest customer, Wal-Mart, currently comprises approximately 21% of total net sales. Should Wal-Mart's current relationship with the Company change adversely, the resulting loss of business could have a material adverse impact on the Company's financial position and results of operations. In addition, while no other customer individually comprises more than 10% of total net sales, the Company does have other significant customers which, if the relationship changes significantly, could have a material adverse impact on the Company's financial position and results of operations.

Maintaining the supply relationships with the Company's customers is critical to its success. If the Company is unable to deliver to expected customer service levels, customers may choose to assess penalties, obtain alternate sources for products, withhold new product introductions and/or end the relationship with the Company. Customers may limit the level of product sourcing with the Company in protection of the customer's own interests. Any or all of these factors could have a material adverse impact on the Company's financial position and results of operations.

The impact of retailer consolidation could have an adverse impact on future sales growth. If a large customer should encounter financial difficulties, the exposure on uncollectible receivables and unusable inventory could have a material adverse impact on the Company's financial position or results of operations.

Conditions in Israel

The Company has significant manufacturing and research and development facilities in Israel. Political, economic and military conditions in Israel directly affect the Company's operations and the Company could be adversely affected by current or future hostilities involving Israel or a significant recession or downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. The level of hostilities increased significantly in July 2006 between Israel and Hezbollah in neighboring Lebanon. In the first quarter of fiscal 2007, these hostilities abated significantly. However, tensions in the region remain. These hostilities adversely affected Israel's relationship with a number of countries in the region and elsewhere, as well as its relationship with international organizations.

While none of the Company's facilities in Israel have been directly affected by hostile operations, there can be no assurance that a further escalation of hostilities will not impact the Company's facilities. Furthermore, the Company's employees in Israel include members of the Israeli military reserves, some of whom have been called up for active duty. If a significant number of the Company's employees in Israel are called up for active duty in the military, the Company's operations in Israel may be materially adversely affected.

Escalations of hostilities have disruptive effects on Israel's economy, and any international economic sanctions against Israel could further harm Israel's economy. These economic developments could have an adverse effect on the Company's Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products businesses.

Furthermore, certain parties with whom the Company does business may decline to travel to Israel, which would force the Company to make alternative arrangements where necessary. The United States Department of State has issued an advisory regarding travel to Israel. As a result of the State Department's advisory, the FDA has at various times curtailed or prohibited its inspectors from traveling to Israel to inspect the facilities of Israeli companies, which, should it occur with respect to the Company, could result in the FDA withholding approval for new products intended to be produced at those facilities.

Although it has not yet occurred, the political and security situation in Israel may result in certain parties with whom the Company has contracts claiming that they are not obligated to perform their commitments pursuant to force majeure provisions of those contracts.

The Company could experience disruption of its manufacturing and research and development facilities due to terrorist acts or military actions. If terrorist acts or military actions were to result in substantial damage to the Company's facilities, business activities would be disrupted since, with respect to certain products, the Company would need to obtain prior FDA approval for a change in manufacturing site. The Company's insurance may not adequately compensate it for losses that may occur and any losses or damages incurred by the Company could have a material adverse effect on its business.

Some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. The Company is also precluded from marketing its products to certain of these countries due to U.S. and Israeli regulatory restrictions. Because none of the Company's revenue is currently derived from sales to these countries, the Company believes that the boycott has not had a material adverse effect on its current operations. However, continuation or extension of the boycott or implementation of additional restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of the Company's business.

Patent and Trade Dress Issues

The Company's ability to bring new products to market is limited by certain patent, trademarks and trade dress factors including, but not limited to, the existence of patents protecting brand products for the Consumer Healthcare, Rx Pharmaceuticals and API segments and the regulatory exclusivity periods awarded on products that have switched from Rx to OTC status. The cost and time to develop these prescriptions and switch products is significantly greater than the rest of the new products that the Company seeks to introduce. Moreover, the manufacture, use and sale of new products that are the subject of conflicting patent rights have been the subject of substantial litigation in the pharmaceutical industry. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. The Company may have to defend against charges that it violated patents or proprietary rights of third parties. The Company's defense against charges that it infringed third party patents or proprietary rights could require the Company to incur substantial expense and to divert significant effort of its technical and management personnel. If the Company is found to have infringed on the rights of others, it could lose its right to develop or manufacture some products or could be required to pay monetary damages or royalties to license proprietary rights from third parties.

Although the parties to patent and intellectual property disputes in the pharmaceutical industry have often settled their disputes through licensing or similar arrangements, the costs associated with these arrangements may be substantial and could include ongoing royalties. Furthermore, the Company cannot be certain that the necessary licenses would be available to it on terms it believes to be acceptable. As a result, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling a number of its products.

At times, the Company may seek approval to market generic prescription products before the expiration of patents for those products, based upon its belief that such patents are invalid, unenforceable or would not be infringed by its products. As a result, the Company may face significant patent litigation. Depending upon a complex analysis of a variety of legal and commercial factors, the Company may, in certain circumstances, elect to market a generic prescription product while litigation is pending, before any court decision or while an appeal of a lower court decision is pending. Should the Company elect to proceed in this manner, the Company could face substantial patent liability damages if the final court decision is adverse to it.

Israel – Government Grants and Tax Benefits

The Company has received grants for research and development from the Office of the Chief Scientist in Israel's Ministry of Industry and Trade. To continue to be eligible for these grants, the Company's development projects must be approved by the Chief Scientist on a case-by-case basis. If the Company's development projects are not approved by the Chief Scientist, the Company will not receive grants to fund these projects, which would increase research and development costs. The receipt of such grants subjects the Company to certain restrictions and pre-approval requirements which may be conditioned by additional royalty payments with rights to transfer intellectual property and/or production abroad. The Company also receives tax benefits, in particular exemptions and reductions as a result of the approved enterprise status of certain existing operations in Israel. To be eligible for these tax benefits, the Company must maintain its approved enterprise status by meeting conditions, including making specified investments in fixed assets located in Israel and investing additional equity in itself and its Israeli subsidiaries and by meeting projections provided to the regulatory agencies. If the Company fails to meet these conditions in the future, the tax benefits would be canceled and the Company could be required to refund the tax benefits already received. These tax benefits may not be continued in the future at their current levels or at any level. If such benefits are reduced or eliminated in the future, the Company's results of operations will be negatively impacted.

Manufacturing Facilities

The Company's U.S. operations are concentrated in Allegan, Michigan; Greenville, South Carolina and the Bronx, New York. Approximately 67% of the Company's revenues are related to these manufacturing facilities. The Company has concentrated manufacturing facilities in Israel which comprise approximately 14% of the Company's revenues. A significant disruption resulting from, but not limited to, fire, tornado, storm, material supply, insufficient quality, or flu pandemic at any of the Company's facilities could impair its ability to develop, produce and/or ship products on a timely basis, which could have a material adverse effect on the Company's business, financial position and operating results.

Protection of Intellectual Property Rights

The Company's success with certain of its products depends, in part, on its ability to protect its current and future products and to defend its intellectual property rights. If the Company fails to adequately protect its intellectual property, competitors may manufacture and market similar products. The Company has been issued patents covering certain of its products, and has filed, and expects to continue to file, patent applications seeking to protect newly developed technologies and products in various countries, including the U.S. Any existing or future patents issued to or licensed by the Company may not provide it with any significant competitive advantages for its products or may even be challenged, invalidated or circumvented by competitors. In addition, such patent rights may not prevent the Company's competitors from developing, using or commercializing non-infringing products that are similar or functionally equivalent to its products.

The Company also relies on trade secrets, unpatented proprietary know-how and continuing technological innovation that it seeks to protect, in part by confidentiality agreements with licensees, suppliers, employees and consultants. If these agreements are breached, the Company may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, trade secrets and proprietary technology may otherwise become known or be independently developed by competitors or, if patents are not issued with respect to products arising from research, the Company may not be able to maintain the value of such intellectual property rights.

Customs and Trade Regulation

The Company imports and exports products and raw materials from several jurisdictions around the world. This process involves Company subsidiaries and third parties operating in a number of jurisdictions with different customs and import/export regulations. The regulations are subject to change from time to time and the Company cannot predict the nature, scope or impact upon the Company's operations of these changes. The Company is subject to periodic reviews and audits by U.S. and foreign authorities responsible for administering these regulations. To the extent that the Company is unable to successfully defend itself against an audit or review, the Company may be required to pay assessments and penalties and increased duties, which may, individually or in the aggregate, negatively impact the Company's gross margins and operating results. Certain of the Company's facilities operate in a special purpose subzone established by the U.S. Department of Commerce Foreign Trade Zone Board, which allows the Company certain tax advantages on products and raw materials shipped through these facilities. If the U.S. Department of Commerce Foreign Trade Zone Board were to revoke the subzone designation or limit its use by the Company, the Company could be subject to increased duties, which may negatively impact the Company's gross margins and operating results.

In addition, the Chinese government is in the process of enacting a change to its value added tax (VAT) refund policy. This change is expected to create additional costs for not only the Company, but also local suppliers and their customers of pharmaceutical APIs and other non-finished dose products. The direct cost to the Company is not expected to be material but the Company cannot estimate the impact to its broad supply chain at this time.

International Operations

The Company sources certain key raw materials from foreign suppliers in countries that include, but are not limited to, Canada, China, Denmark, Germany, India and Mexico. The Company continues to increase its revenues outside the U.S. The Company's primary markets for the sale of its products outside the U.S. are Canada, Germany, Israel, Mexico and the U.K. The Company may have difficulty in international markets due, for example, to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to markets with different cultural bases and political systems. Sales to customers outside the U.S. and foreign raw material purchases expose the Company to a number of risks including unexpected changes in regulatory requirements, possible difficulties in enforcing agreements, longer payment cycles, longer shipping lead-times, inefficient port operations, exchange rate fluctuations, difficulties obtaining export or import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, military hostilities or exchange controls. Should any of these risks occur, they may have a material adverse impact on the operating results of the Company.

Dependence on Personnel

The Company's future success will depend in large part upon its ability to attract and retain highly skilled employees. Key functions for the Company include executive managers, operational managers, research and development scientists, information technology specialists, financial and legal specialists, regulatory professionals, quality compliance specialists and sales/marketing personnel. Should the Company be unable to attract or retain key qualified employees, future operating results may be adversely impacted.

Goodwill and Other Intangibles

The Company tests goodwill for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The Company's testing in the 2007 fiscal year resulted in no impairment charges related to goodwill. The Company's API business is heavily dependent on new products currently under development. Although not anticipated at this time, the termination of certain key product development projects could have a materially adverse impact on the future results of the API segment, which may include a charge for goodwill impairment.

Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Any significant change in market conditions, estimates or judgments used to determine expected future cash flows that indicate a reduction in carrying value may give rise to impairment in the period that the change becomes known.

MDS Pharma Services

MDS Pharma Services (MDS) is a contract research organization that performs studies related to the bioequivalency of drugs. The Company has engaged MDS in the past to perform these types of studies as part of the approval process for certain drugs. In early 2007, the FDA notified the Company and many other pharmaceutical companies about some concerns over the reliability of studies conducted by MDS between 2000 and 2004. The FDA has requested that the affected companies validate, confirm or repeat certain bioequivalence studies. As of June 30, 2007, all costs incurred by the Company to comply with the FDA have been reimbursed by MDS. The FDA has given no indication that it considers the affected products to be other than safe and effective. Because the outcome of the issue is uncertain, the Company cannot predict whether this issue will have a material adverse impact on its results of operations.

Insurance Costs

The Company maintains insurance, including property, general and product liability, and directors' and officers' liability, to protect itself against potential loss exposures. To the extent that losses occur, there could be an adverse effect on the Company's financial results depending on the nature of the loss and the level of insurance coverage maintained by the Company. The Company cannot predict whether deductible or retention amounts will increase or whether coverage will be reduced in the future. From time to time, the Company may reevaluate and change the types and levels of insurance coverage that it purchases.

Exposure to Product Liability Claims

The Company, like retailers and other distributors and manufacturers of products that are ingested, is exposed to product liability claims in the event that, among other things, the use of its products results in injury. There is no assurance that product liability insurance will continue to be available to the Company at an economically reasonable cost (or at all for certain products) or that the Company's insurance will be adequate to cover liability that the Company incurs in connection with product liability claims. See Item 3. Legal Proceedings.

Capital Requirements and Liquidity

The Company maintains a broad product line to function as a primary supplier for its customers. Capital investments are driven by growth, technological advancements, cost improvement and the need for manufacturing flexibility. Estimation of future capital expenditures could vary materially due to the uncertainty of these factors. If the Company fails to stay current with the latest manufacturing and packaging technology, it may be unable to competitively support the launch of new product introductions.

The Company anticipates that cash, cash equivalents, investment securities, cash flows from operations and borrowings under its credit facilities will substantially fund working capital and capital expenditures. The Company has historically evaluated acquisition opportunities and anticipates that acquisition opportunities will continue to be identified and evaluated in the future. The historical growth of sales and profits has been significantly influenced by acquisitions. There is no assurance that future sales and profits will, or will not, be impacted by acquisition activities. The Company's current capital structure, results of operations and cash flow needs could be materially impacted by acquisitions.

Interest Rate Implication

The Company incurs interest expense due to its use of credit facilities in the U.S., Israel and Germany. These facilities may employ fixed interest rates, variable interest rates based on prime, LIBOR or EURIBOR or rates linked to consumer price indices. Interest income is related to investing cash on hand in various investments whereby the interest rate is determined on the day the investment is made. Accordingly, interest expense and income are subject to fluctuation due to the variability of interest rates and indices.

Financial Statement Estimates, Judgments and Assumptions

The consolidated financial statements included in the periodic reports that the Company files with the Securities and Exchange Commission are prepared in conformity with U.S. generally accepted accounting principles (GAAP). The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income reported. Any such changes could have a material adverse effect on the Company's financial position and operating results and could negatively affect the market price of the Company's common stock.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

The following is a list of the primary facilities owned or leased by the Company and the segment(s) that are generally supported by the facility as of June 30, 2007:

Location	No. of Facilities	Approx. Square Footage Owned	Approx. Square Footage Leased	Segments
Michigan	11	1,800,000	-	Consumer Healthcare, Rx Pharmaceuticals
New York	3	-	267,000	Consumer Healthcare, Rx Pharmaceuticals
South Carolina	3	200,000	160,000	Consumer Healthcare
Braunton, U.K.	1	230,000	-	Consumer Healthcare
Swadlincote, U.K.	1	-	110,000	Consumer Healthcare
Ramos Arizpe, Mexico	3	170,000	30,000	Consumer Healthcare
Yeruham, Israel	2	1,003,000	-	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products[1], API, Israel Consumer Products[1]
B'nei-Brak, Israel	4	-	107,000	Rx Pharmaceuticals, Israel Pharmaceuticals and Diagnostic Products[1], API, Israel Consumer Products[1]
Ramat-Hovav, Israel	1	437,000	-	API
Petach-Tikva, Israel	1	216,000	-	Israel Consumer Products[1]
Wiesbaden, Germany	1	-	114,000	API

All of the facilities above provide manufacturing, logistics and offices to support the respective segment and/or location. The Company leases other minor properties for logistics and offices in the U.S., Israel, Mexico, India and China. The Company considers all of its properties to be well-maintained and suitable for the intended purpose of the facility.

[1] Represents operating segment included in Other category.

Item 3. Legal Proceedings. (Dollar amounts in thousands)

Several Arkansas counties, including Independence County, have filed a lawsuit against the Company and various manufacturers and distributors of products containing pseudoephedrine, which is used to produce methamphetamine, an illegal drug. The Company has been informed that other counties in Arkansas may join in the lawsuit as plaintiffs. Through this lawsuit, the plaintiff counties seek to recoup as damages some of the expenses they have incurred to combat methamphetamine use and addiction. They also seek punitive damages, disgorgement of profits and attorneys' fees. The Company believes that any such lawsuit is without merit and intends to vigorously defend against it. At this early stage, the Company cannot predict whether this issue will have a material impact on its results of operations.

In August 2004, the Company reached a settlement with the FTC and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company was named as a defendant in four class action suits that have been consolidated with one another (the Suit), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. The Company entered into a settlement agreement to resolve the Suit for a combination of cash and product donations of approximately $1,000. On December 11, 2006, the court granted final approval of the settlement. The Company recorded income of $500 in the second quarter of fiscal 2007 for the reduction of the associated accruals and considers all related issues to be closed.

The Company is defending a few remaining individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the U.S. in November 2000 at the request of the FDA. These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to the vote of security holders during the fourth quarter of fiscal 2007.

Additional Item. Executive Officers of the Registrant.

The executive officers of the Company and their ages and positions as of August 17, 2007 were:

Name	Age	Position
Moshe Arkin	54	Vice Chairman and General Manager, Perrigo Global Generics and API
Judy L. Brown	39	Executive Vice President and Chief Financial Officer
Thomas M. Farrington	50	Senior Vice President and Chief Information Officer
John T. Hendrickson	44	Executive Vice President – Global Operations and Supply Chain
Todd W. Kingma	47	Executive Vice President, General Counsel and Secretary
Sharon Kochan	39	Executive Vice President, U.S. Generics
Refael Lebel	50	Executive Vice President and General Manager – Perrigo Israel
Jeffrey R. Needham	51	Senior Vice President, Commercial Business Development
Joseph C. Papa	51	President and Chief Executive Officer
Michael R. Stewart	55	Senior Vice President, Global Human Resources
James C. Tomshack	56	Senior Vice President, Consumer Healthcare Sales
Louis W. Yu, Ph.D.	57	Senior Vice President, Global Quality and Compliance

Mr. Arkin was named Vice Chairman of the Board and General Manager, Perrigo Global Generics and API in March 2005. He was the principal shareholder and Chairman of the Board of Directors of Agis from its establishment in 1983 (and prior to that of its affiliated companies) until it was acquired by the Company in March 2005. He also served as Agis' Chief Executive Officer from its establishment through December 2000 and from that date to March 2005 as its President.

Ms. Brown joined the Company in September 2004 as Vice President and Corporate Controller. She was named Executive Vice President and Chief Financial Officer in July 2006. Previously, Ms. Brown held various senior positions in finance and operations at Whirlpool Corporation from 1998 to August 2004.

Mr. Farrington was named Senior Vice President and Chief Information Officer in October 2006. He formerly served as Chief Information Officer for F. Dohmen Co. in addition to serving as a division President for JASCORP LLC., from March 2003 to October 2006. Prior to that position, Mr. Farrington held various senior positions in information technology and finance at Dell, Inc. from 1999 to 2003.

Mr. Hendrickson was named Executive Vice President – Global Operations and Supply Chain in March 2007. He served as Executive Vice President and General Manager, Perrigo Consumer Healthcare from August 2003 to March 2007. He served as Executive Vice President of Operations from October 1999 to August 2003. He is Chairman of the Board of Directors of the Consumer Healthcare Products Association and a member of the Associate Board of the National Association of Chain Drug Stores.

Mr. Kingma joined the Company in August 2003 as Vice President, General Counsel and Secretary. He was named Executive Vice President in May 2006. Previously, Mr. Kingma held various positions at Pharmacia Corporation from 1991 through August 2003. His last position with Pharmacia Corporation was Vice President and Associate General Counsel, Global Specialty Operations.

Mr. Kochan was named Executive Vice President, U.S. Generics in March 2007. He served as Senior Vice President of Business Development and Strategy from March 2005 to March 2007. Mr. Kochan was Vice President, Business Development of Agis Industries (1983) Ltd. from July 2001 until the acquisition of Agis by Perrigo in March 2005.

Mr. Lebel was named Executive Vice President and General Manager, Perrigo Israel in March 2005. He served as Agis' Chief Executive Officer from August 2003 to March 2005 and was its Vice President and Chief Financial Officer from January 2001 to August 2003 and Finance Manager and Controller from October 1988 to January 2001.

Mr. Needham was named Senior Vice President, Commercial Business Development in March 2005. He served as Senior Vice President of International from November 2004 to March 2005. Previously he served as Managing Director of Perrigo's U.K. operations from May 2002 to November 2004 and he served as Vice President of Marketing from 1993 to 2002.

Mr. Papa joined the Company in October 2006 as President and Chief Executive Officer. Previously, Mr. Papa served from December 2004 to October 2006 as Chairman and Chief Executive Officer of the Pharmaceutical and Technologies Services segment of Cardinal Health, Inc. Prior to that position, he served as President and Chief Operating Officer of Watson Pharmaceuticals.

Mr. Stewart was named Senior Vice President, Global Human Resources in September 2004. He served as Vice President, Human Resources from July 1993 to September 2004.

Mr. Tomshack was named Senior Vice President, Consumer Healthcare Sales in August 1992.

Dr. Yu joined the Company in November 2006 as Senior Vice President, Global Quality and Compliance. Previously, Dr. Yu served from October 2005 to October 2006 as Vice President, Quality at CV Therapeutics Inc. Prior to that position, he served as Global Head of Quality & Compliance for Forest Laboratories, Inc.

PART II.

(Dollar and share amounts in thousands, except per share amounts)

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

The Company's common stock was first quoted and began trading on The NASDAQ Stock Market® on December 17, 1991 under the symbol PRGO. In association with the acquisition of Agis, the Company's common stock also began trading on the Tel Aviv Stock Exchange on March 16, 2005. As a result of The NASDAQ's bifurcation of its National Market into the National Global Market and the NASDAQ Global Select Market, the Company's stock is now traded on the NASDAQ Global Select Market (NASDAQ).

Set forth below are the high and low prices for the Company's common stock as reported on NASDAQ for the last eight quarters:

	Fiscal Year			
	2007		2006	
NASDAQ	High	Low	High	Low
First Quarter	$17.34	$14.63	$15.45	$13.25
Second Quarter	$18.69	$16.22	$15.19	$12.76
Third Quarter	$18.15	$16.09	$16.76	$14.74
Fourth Quarter	$20.65	$17.69	$17.11	$14.42

The number of record holders of the Company's common stock as of August 17, 2007 was 1,406.

The graph below shows a five-year comparison of cumulative total return for the Company with the cumulative total returns for the NASDAQ Composite Index and the NASDAQ Pharmaceutical Index. Data points are, for the Company, the last day of each fiscal year and, for the indices, June 30 of each year. The last day of our fiscal year for fiscal years 2002 through 2007 is noted in each of the columns below. The graph assumes an investment of $100 at the beginning of the period and the reinvestment of any dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG PERRIGO COMPANY, THE NASDAQ STOCK MARKET (U.S.) INDEX, AND THE NASDAQ PHARMACEUTICAL INDEX



$350
$300
$250
$200
$150
$100
$50
$0
DOLLARS
Perrigo Company
NASDAQ Composite
NASDAQ Pharmaceutical
6/29/02
6/28/03
6/26/04
6/25/05
7/1/06
6/30/07

	6/29/2002	6/28/2003	6/26/2004	6/25/2005	7/1/2006	6/30/2007
PERRIGO COMPANY	$100	$122	$147	$111	$128	$157
NASDAQ STOCK MARKET (U.S.)	$100	$110	$139	$142	$156	$191
NASDAQ PHARMACEUTICAL	$100	$146	$161	$147	$165	$169

* $100 invested on June 29, 2002 in stock or index - including reinvestment of dividends.
Indexes calculated on month-end basis.

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $16,476, $15,613 and $11,935, or $0.178, $0.168 and $0.155 per share, during fiscal 2007, 2006 and 2005, respectively. The declaration and payment of dividends and the amount paid, if any, are subject to the discretion of the Board of Directors and depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

On February 8, 2007, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 8, 2009. The previous repurchase plan was approved on February 15, 2006 and expired on February 17, 2007. The Company has a 10b5-1 plan that allows brokers selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase in accordance with the Michigan Business Corporation Act, under which the Company is incorporated.

The table below lists the Company's repurchases of shares of common stock during its most recently completed quarter:

Fiscal 2007	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Value of Shares Available for Purchase
				$57,160
April 1 to May 5	43	$17.88	17	$56,856
May 6 to June 2	6	$19.51	-	$56,856
June 3 to June 30	33	$19.84	-	$56,856
Total	82		17	

(1) Private party transactions accounted for the purchase of 26 shares in the period from April 1 to May 5, 6 shares in the period from May 6 to June 2 and 33 shares in the period from June 3 to June 30.

Item 6. Selected Financial Data.

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes to these statements included in Item 8 of this report. The consolidated statement of income data set forth below with respect to the fiscal years ended June 30, 2007, July 1, 2006 and June 25, 2005 and the consolidated balance sheet data at June 30, 2007 and July 1, 2006 are derived from and are qualified by reference to, the audited consolidated financial statements included in Item 8 of this report and should be read in conjunction with those financial statements and notes. The consolidated statement of income data for the Company set forth below with respect to the fiscal years ended June 26, 2004 and June 28, 2003 and the consolidated balance sheet data for the Company at June 25, 2005, June 26, 2004 and June 28, 2003 are derived from audited consolidated financial statements of the Company not included in this report. Certain amounts have been reclassified to conform to the current year presentation. The acquisition of Agis in March 2005 materially impacts the comparability of information contained in this table.

	Fiscal Year				
	2007[1][2]	2006[1]	2005[1][3]	2004	2003[4]
Statement of Income Data					
Net sales	$1,447,428	$1,366,821	$1,024,098	$898,204	$834,100
Cost of sales	1,045,803	969,080	763,709	630,240	596,076
Gross profit	401,625	397,741	260,389	267,964	238,024
Operating expenses					
Distribution	28,426	27,334	18,680	15,154	15,563
Research and development	66,480	52,293	38,419	27,721	23,315
Selling and administration	199,037	197,936	140,581	122,193	117,096
Subtotal	293,943	277,563	197,680	165,068	155,974
Write-off of in-process research and development	8,252	-	386,800	-	-
Restructuring	879	8,846	6,382	-	-
Unusual litigation	-	-	-	-	(3,128)
Total	303,074	286,409	590,862	165,068	152,846
Operating income (loss)	98,551	111,332	(330,473)	102,896	85,178
Interest, net	16,020	15,207	1,976	(1,018)	861
Other income, net	(6,523)	(9,810)	(1,756)	(2,069)	(1,941)
Income (loss) before income taxes	89,054	105,935	(330,693)	105,983	86,258
Income tax expense	15,257	34,535	22,290	25,416	32,210
Net income (loss)	$73,797	$71,400	$(352,983)	$ 80,567	$ 54,048
Earnings (loss) per share					
Basic	$0.80	$0.77	$(4.57)	$1.15	$0.77
Diluted	$0.79	$0.76	$(4.57)	$1.11	$0.76
Weighted average shares outstanding					
Basic	92,230	92,875	77,313	70,206	69,746
Diluted	93,807	94,105	77,313	72,289	71,158
Dividends declared per share	$0.178	$0.168	$0.155	$0.13	$0.05

	June 30, 2007	July 1, 2006	June 25, 2005	June 26, 2004	June 28, 2003
Balance Sheet Data					
Cash and investment securities	$ 79,415	$ 45,751	$ 34,468	$171,700	$ 93,827
Working capital, excluding cash and investment securities	259,808	239,996	233,797	113,043	118,828
Property and equipment, net	331,072	319,358	323,801	227,641	218,778
Goodwill	196,218	152,183	150,293	35,919	35,919
Other intangible assets	156,587	132,426	147,967	4,163	150
Restricted cash	422,000	400,000	400,000	-	-
Total assets	1,925,154	1,750,624	1,704,976	759,094	643,970
Long-term debt, less current portion	650,762	621,717	656,128	-	-
Shareholders' equity	754,469	640,744	590,837	536,232	448,424

(1) See Item 7 for Management's discussion of results of operations.
(2) Includes the results of operations for Glades for the three months ended June 30, 2007.
(3) Includes the results of operations for Agis for the three months ended May 31, 2005.
(4) Includes unusual litigation income related to settlement agreements with certain defendants of a civil antitrust lawsuit.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

OVERVIEW

Significant Factors Impacting Earnings

The following factors impacted earnings in fiscal 2007, some of which may impact future operations:

In March 2007, the Company acquired certain generic prescription dermatological products from Glades Pharmaceuticals, Inc. (Glades). In connection with this acquisition, the Company recorded an $8,252 charge in the third quarter of fiscal 2007 for the write-off of in-process research and development. This amount is included in the Company's unallocated corporate expenses. The operating results related to these products are included in the Company's consolidated results of operations beginning in the fourth quarter of fiscal 2007 and include a $4,573 charge to cost of sales equal to the step-up in the value of inventory acquired, as this inventory was sold in the fourth quarter of fiscal 2007.

In November 2006, the Company initiated a voluntary retail-level recall of certain lots of its acetaminophen 500mg caplets containing raw material purchased from a third party supplier. The total cost of the recall is estimated to be approximately $6,500, the majority of which was recorded in the first three quarters of fiscal 2007. The charge included sales returns and refunds, handling of on-hand inventories, disposal of inventory and management of consumer inquiries. This recall is essentially complete.

The Company continued to be impacted in fiscal 2007 by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the diversion and misuse of pseudoephedrine in the production of methamphetamine, an illegal drug. Sales of these products in fiscal 2007 were $63,000 lower than in fiscal 2006. The Company monitors this issue continuously and, consequently, recorded an additional charge of approximately $1,900 in fiscal 2007 for estimated obsolete inventory on hand.

In June 2006, the Company made a decision to exit two unprofitable product lines and, as a result, incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the fair value of the affected assets. In fiscal 2007, the Company recorded a net restructuring charge of $879 that included employee termination benefits and plant shut-down costs, partially offset by a gain on the sale of a plant.

The Company recorded a charge of $2,750 in the first quarter of fiscal 2006 as the Company initiated a retail-level recall of all affected lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap. The Company recorded income of $550 in the fourth quarter fiscal 2007 for the reduction of the associated accrual as this recall is essentially complete.

In fiscal 2006, the Company entered into a five-year supply, purchase and license agreement with another pharmaceutical company pursuant to which the Company will produce API. Certain intellectual property assets were sold to the other pharmaceutical company under the terms of the agreement. The Company has also entered into a collaboration agreement with that company pursuant to which the two companies will collaborate on the development and manufacture of two drug products. Revenues related to this agreement had a significant positive impact on gross profit in the second half of fiscal 2006, fiscal 2007 and are expected to continue to contribute significantly to gross profit in fiscal 2008.

Dividend Increase and Share Repurchase Program

In recognition of the Company's financial strength and future prospects, the Board of Directors has continued to approve the payment of dividends to its shareholders. Starting in the second quarter of fiscal 2007, the Company increased its quarterly dividend rate from $0.0425 to $0.045 a share. The Company paid $16,476 in fiscal 2007 for dividends.

In February 2007, the Company's board of directors authorized the repurchase of up to $60,000 of common stock through February 8, 2009. The Company intends to continue its repurchase program in order to reduce dilution in comparative financial information.

RESULTS OF OPERATIONS

The Company's consolidated statements of income expressed as a percent of net sales is presented below:

	Fiscal Year		
	2007	2006	2005
	%	%	%
Net sales	100.0	100.0	100.0
Cost of sales	72.3	70.9	74.6
Gross profit	27.7	29.1	25.4
Operating expenses			
Distribution	2.0	2.0	1.8
Research and development	4.6	3.8	3.8
Selling and administration	13.7	14.5	13.7
Subtotal	20.3	20.3	19.3
Write-off of in-process research and development	0.5	-	37.8
Restructuring	0.1	0.6	0.6
Total	20.9	20.9	57.7
Operating income (loss)	6.8	8.2	(32.3)
Interest and other, net	0.6	0.4	-
Income (loss) before income taxes	6.2	7.8	(32.3)
Income tax expense	1.1	2.5	2.2
Net income (loss)	5.1	5.3	(34.5)

Consumer Healthcare

	Fiscal Year		
	2007	2006	2005
Net sales	$1,037,305	$994,231	$933,280
Gross profit	$236,999	$250,741	$248,369
Gross profit %	22.8%	25.2%	26.6%
Operating expenses	$167,420	$171,897	$161,799
Operating expenses %	16.1%	17.3%	17.3%
Operating income	$ 69,579	$ 78,844	$ 86,570
Operating income %	6.7%	7.9%	9.3%

Net Sales

Fiscal 2007 net sales increased 4% or $43,074 compared to fiscal 2006. The increase was comprised of $29,100 of international sales and $13,900 of domestic sales. The increase in international sales resulted from approximately $2,700 of new product sales, higher unit sales of existing products as well as $6,900 from favorable foreign currency exchange. The domestic increase resulted from approximately $66,000 of new product sales in the smoking cessation, gastrointestinal and nutrition categories along with a $20,400 increase from higher unit sales of analgesics and cough/cold categories. These combined domestic increases were partially offset by a $51,200 decrease in unit sales of existing products in the gastrointestinal, smoking cessation and nutrition product categories along with a decline in sales of the combination of pseudoephedrine-containing and phenylephrine-containing products, including replacement products, of approximately $22,000 in fiscal 2007 compared to fiscal 2006.

The Company continued to be impacted by the legislative and market changes related to products containing pseudoephedrine, which have resulted from concerns over the use of pseudoephedrine in the production of methamphetamine, an illegal drug. Net sales of these products, excluding sales of pseudoephedrine replacement products, were approximately $29,000 in fiscal 2007, $63,000 lower than fiscal 2006.

Fiscal 2006 net sales increased 7% or $60,951 compared to fiscal 2005. The increase resulted primarily from $77,000 of new product sales in the cough/cold, analgesic, smoking cessation and vitamin categories, $42,000 of sales of topical OTC products produced at the New York facility acquired in conjunction with the Agis acquisition, as well as existing product growth of $20,000 from analgesic and vitamin products. These increases were partially offset by a decline of $90,000 in sales of pseudoephedrine-containing products in fiscal 2006 compared to fiscal 2005.

Gross Profit

Fiscal 2007 gross profit decreased 5% or $13,742 compared to fiscal 2006. The decrease was due primarily to higher costs for production and quality assurance, the unfavorable margin impact from lower unit sales of pseudoephedrine-containing products and the acetaminophen product recall (described below). These decreases were partly offset by the gross profit on increased sales volume attributed to new products and international sales.

On November 9, 2006, the Company initiated a voluntary retail-level recall of certain lots of its acetaminophen 500 mg caplets containing raw material purchased from a third party supplier. The total cost of the recall is estimated to be approximately $6,500, the majority of which was recorded in the first three quarters of fiscal 2007. The charge included sales returns and refunds, handling of on-hand inventories, disposal of inventory and management of consumer inquiries. This recall is essentially complete.

Fiscal 2006 gross profit increased 1% or $2,372 compared to fiscal 2005. The slight increase in gross profit was primarily a result of increased sales volume attributable to new products and an adjustment of $2,100 to reduce the associated accruals related to the charge of $8,300 that unfavorably impacted fiscal 2005 for the loratadine syrup recall. These factors were largely offset by lower unit sales of pseudoephedrine-containing products and higher inventory obsolescence costs, including a charge of approximately $8,800 for estimated obsolete pseudoephedrine inventory on hand. The decrease in gross profit percent for fiscal 2006 was due primarily to lower unit sales of pseudoephedrine-containing products, which were typically sold at a margin higher than the average product in the Consumer Healthcare segment, and inventory obsolescence costs related to pseudoephedrine.

Operating Expenses

Fiscal 2007 operating expenses decreased 3% or $4,477 compared to fiscal 2006. The decreases were primarily due to lower employee-related costs and a reduction in bad debt expense, which were partially offset by an increase in research and development costs and the impairment of a note receivable.

Fiscal 2006 operating expenses increased 6% or $10,098 compared to fiscal 2005. The increase was primarily due to the inclusion of expenses related to the New York facility, a litigation settlement charge of $3,000, higher costs for employee-related programs and amortization of intangible assets. Restructuring charges of $8,846 and $6,382 were recorded for fiscal 2006 and fiscal 2005, respectively. The restructurings are described below.

In June 2006, as a result of an ongoing review of its Consumer Healthcare operating strategies, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives and, as a result, incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the estimated fair value of the affected assets. This action resulted in the sale of one Michigan plant and the closure of an additional Michigan plant, both in the second quarter of fiscal 2007. The Company recorded a gain of $1,276 in the second quarter of fiscal 2007 based on the cash proceeds from the sale of the plant. The gain is included in the restructuring line of the income statement. The Company also recorded a $1,500 note receivable from the buyer of the plant. This amount, reflecting further gain on the sale of the plant, has been deferred and will be recognized as the note is repaid over the next five years. As of June 30, 2007, a gain of $100 has been recognized related to this note receivable. As of June 30, 2007, the net book value of the assets associated with the second plant is included in the assets held for sale line item on the Company's consolidated balance sheet. In addition, the Company incurred a charge of $2,255 in fiscal 2007 for employee-related and plant shutdown costs. The employee-related charge was $1,578 for termination benefits for 72 employees, all of which was paid as of June 30, 2007.

In connection with the acquisition of Agis, the Company approved a restructuring plan and recorded a charge to the Company's Consumer Healthcare segment. The implementation of the plan began on March 24, 2005 and was completed in July 2006. Certain assets related to the streamlining of operations were written down to their fair value resulting in an impairment charge of $3,232. Fair value was determined using discounted future cash flows. In addition, the Company terminated 22 employees performing in certain executive and administrative roles. Accordingly, the Company recorded a charge for employee termination benefits of $3,150.

Charges for both of the restructuring plans were included in the restructuring line of the consolidated statements of income.

Rx Pharmaceuticals

	Fiscal Year		
	2007	2006	2005
Net sales	$137,797	$120,941	$ 32,565
Gross profit	$ 57,621	$ 49,684	$ 6,820
Gross profit %	41.8%	41.1%	20.9%
Operating expenses	$ 33,766	$ 33,109	$ 17,512
Operating expenses %	24.5%	27.4%	53.8%
Operating income (loss)	$23,855	$16,575	$(10,692)
Operating income (loss) %	17.3%	13.7%	(32.8)%

Net Sales

Net sales for fiscal 2007 increased 14% or $16,856 compared to fiscal 2006. This increase was due primarily to an increase in service and royalty revenues of approximately $15,200, new product sales of approximately $6,500 along with additional sales of products acquired from Glades Pharmaceuticals, Inc. These increases were partially offset by pricing pressure on current products sold under ANDA's and an increase in expense for customer-related programs of $5,000. Fiscal 2006 was unfavorably impacted by a mesalamine product recall (described below) that decreased sales $1,350.

Fiscal 2007 results include an increase in expense related to the Company's customer programs in the Rx Pharmaceuticals segment as noted above. Customer programs are common in the industry and include such items as rebates and chargebacks. The determination of the liability for these programs involves a significant amount of estimation. The Company has a methodology by which it accrues and validates its accrual of these expenses. This methodology includes several variables: inventory reports supplied by wholesalers that indicate inventory levels, detailed computations using historical payments and estimates of sell-through to retailers with varying contract prices. The Company has been monitoring its methodology and made material changes to certain of these estimates in the second quarter of fiscal 2007. The changes to the estimates are intended to further enhance the accuracy and reliability of the calculation of the liability and to reduce the risk of incremental charges for customer programs.

Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Fiscal 2006 also included $8,967 for non-product revenues and royalties.

Gross Profit

Gross profit for fiscal 2007 increased 16% or $7,937 compared to fiscal 2006. The increase was due primarily to the increase in service and royalty revenues, the absence of the mesalamine product recall and profit related to products acquired from Glades Pharmaceuticals. These increases were partially offset by pricing pressure on current ANDA products, the increase in expense for customer programs and a charge to cost of sales of $4,573 equal to the step-up in the value of inventory resulting from the Glades purchase.

Gross profit included amortization of product-related intangible assets, acquired by purchasing Agis, of $6,336 for fiscal 2006 and $1,596 for fiscal 2005. Fiscal 2005 gross profit also included charges to cost of sales of $5,546 for the step-up in the value of inventory. The gross profit percent for fiscal 2006 was favorably impacted by non-product revenues and royalties while fiscal 2005 was unfavorably impacted by the charge to cost of sales for the step-up in the value of inventory.

In the first quarter of fiscal 2006, the Company initiated a voluntary retail-level recall of all affected lots of mesalamine rectal suspension, an anti-inflammatory agent used to treat mild to moderate ulcerative colitis, following reports of leakage related to the bottle closure cap. The recall was not safety related and there have been no reports of injury or illness related to the leakage of this product. The costs to write off the value of the Company's on-hand inventories and the costs of return and disposal, estimated to be $2,750, were recorded in the first quarter of fiscal 2006.

Operating Expenses

Fiscal 2007 operating expenses increased 2% or $657 compared to fiscal 2006. The increase was due primarily to higher spending for research and development of $3,000, which was mostly offset by a decrease in employee related expenses of $2,500.

Fiscal 2006 operating expenses increased over fiscal 2005 primarily due to the inclusion of a full year of Agis results. Fiscal 2006 spending for research and development was $16,453 compared to $9,886 in fiscal 2005. Operating expenses as a percent of net sales were higher in fiscal 2005 as the Company was establishing its Rx Pharmaceuticals business.

API

	Fiscal Year		
	2007	2006	2005
Net sales	$122,143	$110,713	$ 23,412
Gross profit	$ 54,634	$ 50,260	$ (2,379)
Gross profit %	44.7%	45.4%	(10.2)%
Operating expenses	$ 35,735	$ 24,321	$ 4,785
Operating expenses %	29.2%	22.0%	20.4%
Operating income (loss)	$ 18,899	$ 25,939	$ (7,164)
Operating income (loss) %	15.5%	23.4%	(30.6)%

Net Sales

Net sales for fiscal 2007 increased 10% or $11,430 compared to fiscal 2006. This increase was due to sales of new products of approximately $1,300, as well as an increase of approximately $14,100 related to customer and product mix changes, partially offset by the absence in fiscal 2007 of $4,000 in non-product revenue attributable to the sale of intellectual property. The net sales of API are highly dependent on the level of competition in the marketplace for a specific material. The current trend of increased sales may not continue due to this dependency.

The API segment was established as a result of the Agis acquisition in fiscal 2005. Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Fiscal 2006 net sales included $4,000 for non-product revenues.

Gross Profit

Gross profit for fiscal 2007 increased 9% or $4,374 compared to fiscal 2006. The increase was due primarily to increased volume attributable to new products and changes in customer and product sales mix. The gross profit for fiscal 2006 included approximately $4,000 in revenue related to the sale of intellectual property as well as a charge to cost of sales of $1,747, equal to the step-up in the value of inventory resulting from the Agis acquisition. The net decrease from the absence of this fiscal 2006 activity partially offsets the increase in gross profit.

Fiscal 2006 and fiscal 2005 gross profit included charges to cost of sales of $1,747 and $12,542, respectively, associated with the step-up in the value of inventory acquired. The gross profit percent for fiscal 2006 was favorably impacted by non-product revenues while fiscal 2005 was unfavorably impacted by the charge to cost of sales associated with the step-up in the value of inventory acquired.

Operating Expenses

Operating expenses for fiscal 2007 increased 47% or $11,414 compared to fiscal 2006. The increase was primarily due to increased spending for research and development and higher commissions on sales of certain products.

Fiscal 2006 operating expenses increased over fiscal 2005 due to the inclusion of a full year of Agis results. Fiscal 2006 spending for research and development was $7,400. Operating expenses as a percent of net sales were higher in fiscal 2006 compared to fiscal 2005 primarily due to increased expenses for third-party commissions and employee-related costs.

Other

The Other category includes two operating segments: Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products. Neither of these operating segments individually meets the quantitative thresholds required to be a reportable segment.

	Fiscal Year		
	2007	2006	2005
Net sales	$150,183	$140,936	$ 34,841
Gross profit	$ 52,372	$ 47,056	$ 7,579
Gross profit %	34.9%	33.4%	21.8%
Operating expenses	$ 44,180	$ 43,539	$ 12,169
Operating expenses %	29.4%	30.9%	34.9%
Operating income (loss)	$8,192	$3,517	$(4,590)
Operating income (loss) %	5.5%	2.5%	(13.2)%

Net Sales and Gross Profit

Net sales for fiscal 2007 increased 7% or $9,247 compared to fiscal 2006, due primarily to changes in the foreign exchange rate and changes in customer and product mix. Gross profit for fiscal 2007 increased 11% or $5,316 compared to fiscal 2006. The gross profit for fiscal 2006 included a charge to cost of sales of $2,697, equal to the step-up in the value of inventory resulting from the Agis acquisition. The remainder of the gross profit increase was primarily due to changes in the foreign exchange rate.

These operating segments were established as a result of the Agis acquisition in fiscal 2005. Fiscal 2006 included the first full year of Agis results while fiscal 2005 included only one quarter of Agis results. Gross profit included charges to cost of sales of $2,697 and $4,407 for the step-up in the value of inventory for fiscal 2006 and fiscal 2005, respectively.

Operating Expenses

Fiscal 2007 operating expenses increased 1% or $641 compared to fiscal 2006 primarily due to an increase in sales commissions, partially offset by lower administrative expenses.

Fiscal 2006 operating expenses increased over fiscal 2005 due to the inclusion of a full year of Agis results. Operating expenses as a percent of net sales were lower in fiscal 2006 compared to fiscal 2005 primarily due to lower employee-related expenses and other administrative costs, as well as lower costs for promotional activities.

Unallocated Expenses

	Fiscal Year		
	2007	2006	2005
Operating expenses	$ 21,974	$ 13,543	$394,597
Operating income (loss)	$ (21,974)	$ (13,543)	$(394,597)

Unallocated expenses are comprised of certain corporate services not allocated to the segments and expenses related to the integration of the Agis acquisition. Fiscal 2007 also included a charge of $8,252 related to the write-off of in-process research and development in connection with the Glades acquisition. Fiscal 2006 included a full year of expenses for corporate services while fiscal 2005 included only one quarter of these expenses. Fiscal 2005 also included a charge of $386,800 for the one-time write-off of in-process research and development in connection with the Agis acquisition. Acquisition integration expenses were $2,734 for fiscal 2006 and $5,560 for fiscal 2005.

Interest and Other (Consolidated)

Fiscal 2007 interest expense was $36,098 compared to $36,889 for fiscal 2006. Fiscal 2007 interest income was $20,078 compared to $21,682 for fiscal 2006. Other income, net was $6,523 for fiscal 2007 compared to $9,810 for fiscal 2006. Fiscal 2006 other income, net included a gain of $4,666 from the sale of an equity investment.

Fiscal 2006 interest expense was $36,889 compared to $9,189 for fiscal 2005. Interest expense in fiscal 2006 compared to fiscal 2005 increased as the debt incurred with the financing of the Agis acquisition was outstanding for all of fiscal 2006 compared to only one quarter in fiscal 2005. Fiscal 2006 interest income was $21,682 compared to $7,213 for fiscal 2005. Other income, net was $9,810 for fiscal 2006 compared to $1,756 for fiscal 2005. Fiscal 2006 other income, net included a gain of $4,666 from the sale of an equity investment. The additional increase in fiscal 2006 was due to higher income from equity-method investees and gains on sales of investment securities.

Income Taxes (Consolidated)

The effective tax rate was 17.1%, 32.6% and 6.7% for fiscal 2007, 2006 and 2005, respectively. The Company's international expansion has changed the relative composition of U.S. and foreign income resulting in a lower effective tax rate than the Company had historically experienced. This tax rate will fluctuate from year to year and quarter to quarter depending on the composition of income before tax. Approximately 75% of income before tax in fiscal 2007 was contributed by foreign entities with a tax rate lower than the U.S. statutory rate. See Note L to the consolidated financial statements for the Company's effective tax rate reconciliation. A significant portion of the 75% relates to activities in Israel. The Israel statutory tax rate in FY07 was 29% unless other benefits were obtained from the government.

Certain of the Company's Israel subsidiaries have been granted approved enterprise status under the Law for the Encouragement of Capital Investments (1959). Income derived from such entities is entitled to various tax benefits beginning in the year the subsidiary first generates taxable income. These benefits apply to an entity depending on certain elections. Certain subsidiaries have elected alternative tax benefits and are entitled to tax exemption for ten years. The period of benefits for these subsidiaries expires between 2008 and 2014. Certain other subsidiaries have elected investment grant benefits and are entitled to tax exemption for two years followed by a reduced tax rate of 10% to 25% for the five following years. The period of benefits for these subsidiaries, some of which have not started, expire not later than 2016. Once the benefits period expires, income from these subsidiaries will be taxed at the applicable statutory rate.

These benefits are generally granted with the understanding that cash dividends will not be distributed from the affected income. Should dividends be distributed out of tax exempt income, the subsidiary would be required to pay a 10% to 25% tax on the distribution. The Company does not currently intend to cause distribution of a dividend which would involve additional tax liability in the foreseeable future; therefore, no provision has been made for such tax.

Certain other conditions apply to maintain entitlement to these tax benefits. Failure to comply with these conditions may cancel the benefits, in whole or in part, and repayment of the amount of tax benefits with interest may be required. All affected subsidiaries are currently in compliance with these conditions.

The effective tax rate for fiscal 2007 also included the impact of the newly enacted Tax Relief and Healthcare Act of 2006 (the Act) in the U.S. Among other provisions, the Act provides for the restoration of the research and development tax credit, applied retroactively to January 1, 2006. Accordingly, tax expense in the second quarter of fiscal 2007 was reduced approximately $1,300 to reflect the one-time impact of the retroactive application of the Act.

Forty-four percent of income before tax in fiscal 2006 was contributed by foreign entities, generally Israeli, with a tax rate lower than the U.S. statutory rate. Additionally, due to the sale of an equity investment that resulted in a capital gain, the Company released a valuation allowance of $1,090 on a capital loss carry forward, which reduced income tax expense in fiscal 2006. The Company recorded additional year-to-date tax expense of $867 in fiscal 2006 as certain deferred tax assets and liabilities were adjusted as a result of reductions in statutory tax rates in Israel.

The effective tax rate for fiscal 2005 was impacted by the non-deductible charge to earnings of $386,800 for the write-off of in-process research and development related to the Agis acquisition.

In August 2005, the Company was notified by the IRS that it has resolved all tax years through fiscal 2004. Additionally, the Israeli Tax Authority is currently auditing the Company for years ended December 2003, December 2004 and May 2005. The Company believes it has appropriately accrued for probable income tax exposures for all tax years that remain open.

Financial Condition, Liquidity and Capital Resources

Cash and investment securities increased $33,664 to $79,415 at June 30, 2007 from $45,751 at July 1, 2006. Working capital increased $53,476 to $339,223 at June 30, 2007 from $285,747 at July 1, 2006.

Net cash provided from operating activities increased $2,392 or 2% to $128,923 for fiscal 2007 compared to $126,531 for fiscal 2006 due primarily to the change in inventory related to a strategic build-up of inventories that occurred earlier in the fiscal year, fiscal 2006 employee bonuses that were paid in fiscal 2007 and increased sales volume, partially offset by lower payments for income taxes.

Net cash used for investing activities increased $76,726 or 158% to $125,434 for fiscal 2007 compared to $48,708 for fiscal 2006 primarily due to higher capital expenditures, the Glades asset acquisition and a net increase in the purchase of investment securities.

Capital expenditures for property and equipment for fiscal 2007 of $45,014 were for normal equipment replacement and productivity enhancements. Capital expenditures for fiscal 2008 are expected to be $40,000 to $50,000. The annual capital expenditures for fiscal 2006 were $36,427.

Net cash provided from financing activities increased $86,632 to $9,597 for fiscal 2007 compared to net cash used for financing activities of $77,035 for fiscal 2006. The increased cash from financing activities was primarily due to increased net borrowings of long-term debt to fund the Glades asset acquisition and the Company's working capital requirements.

The Company has a common stock repurchase program. Purchases are made on the open market, subject to market conditions and are funded by available cash or borrowings. On February 8, 2007, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 8, 2009. The previous repurchase plan was approved on February 15, 2006 and expired on February 17, 2007. The Company has a 10b5-1 plan that allows a broker selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase. The Company repurchased 1,361 shares of common stock for $22,464 during fiscal 2007. The Company repurchased 1,923 and 190 shares of common stock for $28,330 and $3,021 during fiscal 2006 and 2005, respectively.

The Company paid dividends of $16,476, $15,613 and $11,935, or $0.178, $0.168 and $0.155 per share, during fiscal 2007, 2006 and 2005, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

Dividends paid for the years ended June 30, 2007 and July 1, 2006 are as follows:

Declaration Date	Record Date	Payable	Dividend Declared
Fiscal 2007			
May 2, 2007	May 25, 2007	June 19, 2007	$0.0450
February 8, 2007	February 23, 2007	March 20, 2007	$0.0450
November 10, 2006	November 24, 2006	December 19, 2006	$0.0450
August 11, 2006	August 25, 2006	September 19, 2006	$0.0425
Fiscal 2006			
May 12, 2006	May 26, 2006	June 20, 2006	$0.0425
February 15, 2006	February 24, 2006	March 21, 2006	$0.0425
October 28, 2005	November 25, 2005	December 20, 2005	$0.0425
August 5, 2005	August 26, 2005	September 20, 2005	$0.0400

Credit Facilities

The Company had long-term debt, less current maturities, of $650,762 at June 30, 2007. The Company has approximately $118,000 available from its primary sources of credit described below. The Company's need for cash includes support of seasonal working capital demands, investment in capital assets, dividend payments, repurchases of common stock, interest payments and acquisition opportunities. Cash, cash equivalents, investment securities, cash flows from operations and borrowings available under its credit facilities are expected to be sufficient to finance the known and/or foreseeable liquidity and capital needs of the Company.

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the credit agreement. Both loans bear an interest rate of Alternative Base Rate or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. Actual rates for fiscal 2007 ranged from 5.75% to 5.95%. Additionally, the credit agreement provides for a short term swingline loan with a maximum commitment of $25,000 with a negotiable rate of interest which was 5.87% as of June 30, 2007.

The obligations under the credit agreement are guarantied by certain subsidiaries of the Company and the Company will guaranty obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans is October 30, 2011. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings before Interest, Taxes and Depreciation (EBITDA) ratios. The Company was in compliance with all loan covenants as of June 30, 2007.

During the fourth quarter of fiscal 2005, the Company entered into two interest rate swap agreements to reduce the impact of fluctuations in interest rates on the aforementioned term and revolving commitments. These interest rate swap agreements are contracts to exchange floating rate for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest. The Company does not use derivative financial instruments for speculative purposes.

The interest rate swap agreements fix the interest rate at 4.77% on an initial notional amount of principal of $50,000 on the revolving loan and $100,000 on the term loan. The interest rate swap agreements expire on March 16, 2010. Changes in the fair value of the swap agreement, net of tax, are reported as a component of other comprehensive income.

The counterparty to the interest rate swap agreement is a commercial bank that has other financing relationships with the Company. While the Company is exposed to credit loss in the event of nonperformance by the counterparty, the Company does not anticipate nonperformance and a material loss would not be expected from such nonperformance.

Additionally, on March 16, 2005, the Company's Israel holding company subsidiary entered into a letter of undertaking to obtain a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to deposit $400,000 in an uninsured account with the lender as security for the loan. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or with consent from the bank. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company.

The Company's Israel subsidiary has a debenture for $46,143 with a fixed interest rate of 5.6%. The debenture is guarantied by the Company. The principal of the loan is linked to the increase in the Israel consumer price index (CPI) and is payable in three annual installments, the first of which will be made in December 2007. Prior to the Agis acquisition, the subsidiary executed an interest rate swap in the notional amount of approximately $15,000 to exchange the aforementioned terms for linkage to the dollar with the addition of variable interest based on LIBOR plus 2%. In fiscal 2006, the subsidiary entered into partial termination agreements on the interest rate swaps in the notional amount of $13,000, leaving a swap agreement with a net notional amount of $2,000 in place at June 30, 2007. The subsidiary has also entered into a hedge in the notional amount of approximately $2,000 to protect against extreme changes in LIBOR. These transactions have not been formally designated as hedging instruments by management and are recorded in current liabilities at their fair value of $90 at June 30, 2007 and $271 at July 1, 2006. The change in fair value was $202 recorded in interest income, $862 recorded in interest expense and $289 recorded interest income for fiscal 2007, 2006 and 2005, respectively.

The Company's Israel subsidiary has provided a guaranty to a bank to secure the debt of a 50% owned joint venture for $500, not to exceed 50% of the joint venture's debt.

Contractual Obligations

The Company's enforceable and legally binding obligations as of June 30, 2007 are set forth in the following table. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including the duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, the enforceable and legally binding obligations actually paid in future periods may vary from the amounts reflected in the table.

	Payment Due by Period				
	2008	2009-2010	2011-2012	After 2012	Total
Operating leases (a)	$ 10,960	$ 16,449	$ 9,921	$ 7,453	$ 44,783
Purchase obligations (b)	198,285	-	-	-	198,285
Long-term debt (c)	42,406	58,924	239,055	401,353	741,738
Other non-current contractual liabilities reflected on the consolidated balance sheet:					
Deferred compensation and benefits (d)	-	-	-	29,744	29,744
Supply agreement (e)	1,000	2,000	-	-	3,000
Other	858	1,034	726	1,298	3,916
Total	$253,509	$78,407	$249,702	$439,848	$1,021,466

(a) Used in normal course of business principally for warehouse facilities and computer equipment.
(b) Consists of commitments for both materials and services and also includes purchase price commitment of $12,000 related to Qualis acquisition.
(c) Long-term debt includes interest payments, net of interest received on restricted cash deposit, which were calculated using the effective interest rate at June 30, 2007.
(d) Includes amounts associated with non-qualified plans related to deferred compensation, executive retention and post employment benefits. Of this amount, $26,341 has been funded by the Company and is recorded in other non-current assets on the balance sheet. These amounts are assumed payable after five years, although certain circumstances, such as termination, would require earlier payment.
(e) Consists of payments related to a supply agreement for a generic prescription drug product.

Critical Accounting Policies

Determination of certain amounts in the Company's financial statements requires the use of estimates. These estimates are based upon the Company's historical experiences combined with management's understanding of current facts and circumstances. Although the estimates are considered reasonable, actual results could differ from the estimates. The accounting policies, discussed below, are considered by management to require the most judgment and are critical in the preparation of the financial statements. These policies are reviewed by the Audit Committee. Other accounting policies are included in Note A of the consolidated financial statements.

Revenue Recognition and Customer-Related Accruals – The Company records revenues from product sales when the goods are shipped to the customer. For customers with Free on Board (FOB) destination terms, a provision is recorded to exclude shipments estimated to be in-transit to these customers at the end of the reporting period. A provision is recorded and accounts receivable are reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. A liability is recorded as revenues are recognized for estimated customer program liabilities, as discussed below.

The Company maintains customer-related accruals that consist primarily of chargebacks, rebates and shelf stock adjustments. Certain of these accruals are recorded in the balance sheet as current liabilities and others are recorded as a reduction in accounts receivable.

A chargeback relates to an agreement the Company has with a wholesaler, pharmaceutical buying group or retail customer that will ultimately purchase product from a wholesaler for a contracted price that is different than the Company's price to the wholesaler. The wholesaler will issue an invoice to the Company for the difference in the contract prices. The accrual for chargebacks is based on historical chargeback experience and estimated wholesaler inventory levels, as well as expected sell-through levels by wholesalers to retailers.

Rebates are payments issued to the customer when certain criteria are met which may include specific levels of product purchases, introduction of new products or other objectives. The accrual for rebates is based on contractual agreements and estimated purchasing levels by customers with such programs. Medicaid rebates are payments made to states for pharmaceutical products covered by the program. The accrual for Medicaid rebates is based on historical trends of rebates paid and current period sales activity.

Shelf stock adjustments are credits issued to reflect decreases in the selling price of a product and are based upon estimates of the amount of product remaining in a customer's inventory at the time of the anticipated price reduction. In many cases, the customer is contractually entitled to such a credit. The accrual for shelf stock adjustments is based on specified terms with certain customers, estimated launch dates of competing products and estimated declines in market price.

The following table summarizes activity for the fiscal years ended June 30, 2007, July 1, 2006 and June 25, 2005 in the balance sheet for customer-related accruals:

	Fiscal Year		
	2007	2006	2005
Customer-Related Accruals			
Balance, beginning of period	$ 54,456	$ 48,378	$ 13,212
Acquisition of Agis	-	-	25,526
Provision recorded	207,504	158,210	41,982
Credits processed	(210,304)	(152,132)	(32,342)
Balance, end of the period	$ 51,656	$ 54,456	$ 48,378

Allowance for Doubtful Accounts – The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. The allowance for doubtful accounts was $9,421 at June 30, 2007 and $11,178 at July 1, 2006.

Inventory – The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, products on quality hold, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $36,210 at June 30, 2007 and $42,509 at July 1, 2006.

Income Taxes – The Company's effective income tax rate is based on income, statutory tax rates, special tax benefits and tax planning opportunities available to us in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating tax positions. Tax positions are reviewed quarterly and balances are adjusted as new information becomes available.

The Company has established valuation allowances against a portion of the non-U.S. net operating losses and state-related net operating losses to reflect the uncertainty of its ability to fully utilize these benefits given the limited carryforward periods permitted by the various jurisdictions. The evaluation of the realizability of the Company's net operating losses requires the use of considerable management judgment to estimate the future taxable income for the various jurisdictions, for which the ultimate amounts and timing of such realization may differ. The valuation allowance can also be impacted by changes in the tax regulations.

Significant judgment is required in determining the Company's contingent tax liabilities. The Company has established contingent tax liabilities using management's best judgment and adjusts these liabilities as warranted by changing facts and circumstances. A change in tax liabilities in any given period could have a significant impact on the Company's results of operations and cash flows for that period.

Goodwill – Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. The estimates associated with the goodwill impairment tests are considered critical due to the judgments required in determining fair value amounts, including projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. The goodwill related to the Agis acquisition has been allocated to the API and Rx Pharmaceuticals segments and is tested for impairment annually in the third quarter of the fiscal year. The current year testing resulted in no impairment charge related to the API and Rx Pharmaceuticals segments. The Company's API business is heavily dependent on new products currently under development. Although not anticipated at this time, the termination of certain key product development projects could have a materially adverse impact on the future results of the API segment, which may include a charge for goodwill impairment. Goodwill allocated to the Consumer Healthcare segment is tested annually for impairment in the second quarter of the fiscal year and also resulted in no impairment charge in the current year. Goodwill was $196,218 at June 30, 2007 and $152,183 at July 1, 2006.

Other Intangible Assets – Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. Most of these assets are related to the acquisition of Agis and are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships. For intangible assets subject to amortization, an impairment analysis is performed whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized if the carrying amount of the asset is not recoverable and its carrying amount exceeds its fair value. Other intangible assets had a net carrying value of $156,587 at June 30, 2007 and $132,426 at July 1, 2006.

Product Liability and Workers' Compensation – The Company maintains accruals to provide for claims incurred that are related to product liability and workers' compensation. In estimating these accruals, management considers actuarial valuations of exposure based on loss experience. These actuarial valuations include significant estimates and assumptions, which include, but are not limited to, loss development, interest rates, product sales, litigation costs, accident severity and payroll expenses. Changes in these estimates and assumptions may result in additional accruals. The accrual for product liability claims was $2,641 at June 30, 2007 and $1,937 at July 1, 2006. The accrual for workers' compensation claims was $1,391 at June 30, 2007 and $1,919 at July 1, 2006.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is exposed to market risks due to changes in currency exchange rates and interest rates.

The Company is exposed to interest rate changes primarily as a result of interest income earned on its investment of cash on hand and interest expense on borrowings used to finance acquisitions and working capital requirements. As of June 30, 2007, the Company had invested cash and cash equivalents and investment securities of approximately $79,000 and short and long-term debt, net of restricted cash, of approximately $256,000.

The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to hedge its underlying economic exposure, particularly related to the management of interest rate risk. Because of the use of certain derivative financial instruments, the Company believes that a significant fluctuation in interest rates in the near future will not have a material impact on the Company's consolidated financial statements. These instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Derivative financial instruments are not used for speculative purposes. Gains and losses on hedging transactions are offset by gains and losses on the underlying exposures being hedged.

The Company has operations in the U.K., Israel, Germany and Mexico. These operations transact business in their local currency and foreign currencies, thereby creating exposures to changes in exchange rates. Significant currency fluctuations could adversely impact foreign revenues; however, the Company cannot predict future changes in foreign currency exposure.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS **PAGE**

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Perrigo Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, the Company's internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2007. The framework used in carrying out our evaluation was the *Internal Control — Integrated Framework* published by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. In evaluating our information technology controls, we also used the framework contained in the *Control Objectives for Information and related Technology* (COBIT), which was developed by the Information Systems Audit and Control Association's (ISACA) IT Governance Institute, as a complement to the COSO internal control framework.

Based on the evaluation under these frameworks, management has concluded that internal controls over financial reporting were effective as of June 30, 2007. The results of management's assessment have been reviewed with the Company's Audit Committee.

Management's assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 has been audited by BDO Seidman, LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Perrigo Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Perrigo Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Perrigo Company and subsidiaries maintained effective internal control over financial reporting as of June 30, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Perrigo Company and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Perrigo Company and subsidiaries as of June 30, 2007 and July 1, 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2007 and our report dated August xx, 2007 expressed an unqualified opinion thereon.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 22, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Perrigo Company
Allegan, Michigan

We have audited the accompanying consolidated balance sheets of Perrigo Company and subsidiaries as of June 30, 2007 and July 1, 2006 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 2007. Our audits also included the financial statement schedule for the three years in the period ended June 30, 2007 as listed in Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Perrigo Company and subsidiaries at June 30, 2007 and July 1, 2006 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the financial statement schedule presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Perrigo Company and subsidiaries' internal control over financial reporting as of June 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated August 22, 2007 expressed an unqualified opinion thereon.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 22, 2007

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share amounts)

	Fiscal Year		
	2007	2006	2005
Net sales	$ 1,447,428	$ 1,366,821	$ 1,024,098
Cost of sales	1,045,803	969,080	763,709
Gross profit	401,625	397,741	260,389
Operating expenses			
Distribution	28,426	27,334	18,680
Research and development	66,480	52,293	38,419
Selling and administration	199,037	197,936	140,581
Subtotal	293,943	277,563	197,680
Write-off of in-process research and development	8,252	-	386,800
Restructuring	879	8,846	6,382
Total	303,074	286,409	590,862
Operating income (loss)	98,551	111,332	(330,473)
Interest, net	16,020	15,207	1,976
Other income, net	(6,523)	(9,810)	(1,756)
Income (loss) before income taxes	89,054	105,935	(330,693)
Income tax expense	15,257	34,535	22,290
Net income (loss)	$ 73,797	$ 71,400	$ (352,983)
Earnings (loss) per share			
Basic	$ 0.80	$ 0.77	$ (4.57)
Diluted	$ 0.79	$ 0.76	$ (4.57)
Weighted average shares outstanding			
Basic	92,230	92,875	77,313
Diluted	93,807	94,105	77,313
Dividends declared per share	$ 0.178	$ 0.168	$ 0.155

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	June 30, 2007	July 1, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 30,305	$ 19,018
Investment securities	49,110	26,733
Accounts receivable	282,045	240,130
Inventories	295,114	302,941
Current deferred income taxes	41,400	52,058
Assets held for sale	2,746	-
Prepaid expenses and other current assets	18,340	16,298
Total current assets	719,060	657,178
Property and equipment		
Land	27,681	30,724
Buildings	238,471	228,714
Machinery and equipment	397,944	347,469
	664,096	606,907
Less accumulated depreciation	333,024	287,549
	331,072	319,358
Restricted cash	422,000	400,000
Goodwill	196,218	152,183
Other intangible assets	156,587	132,426
Non-current deferred income taxes	54,908	43,143
Other non-current assets	45,309	46,336
	$ 1,925,154	$ 1,750,624
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 164,318	$ 179,740
Notes payable	11,776	20,081
Payroll and related taxes	46,226	54,153
Accrued customer programs	48,218	49,534
Accrued liabilities	47,333	45,335
Accrued income taxes	29,460	14,132
Current deferred income taxes	17,125	8,456
Current portion of long-term debt	15,381	-
Total current liabilities	379,837	371,431
Non-current liabilities		
Long-term debt	650,762	621,717
Non-current deferred income taxes	103,775	81,923
Other non-current liabilities	36,311	34,809
Total non-current liabilities	790,848	738,449
Shareholders' equity		
Preferred stock, without par value, 10,000 shares authorized	-	-
Common stock, without par value, 200,000 shares authorized	519,419	516,098
Accumulated other comprehensive income	56,676	3,593
Retained earnings	178,374	121,053
Total shareholders' equity	754,469	640,744
	$ 1,925,154	$ 1,750,624
Supplemental Disclosures of Balance Sheet Information		
Allowance for doubtful accounts	$ 9,421	$ 11,178
Allowance for inventory	$ 36,210	$ 42,509
Working capital	$ 339,223	$ 285,747
Preferred stock, shares issued	-	-
Common stock, shares issued	93,395	92,922

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

	Common Stock Issued		Accumulated Other Comprehensive Income (loss)	Comprehensive Income (loss)	Retained Earnings
	Shares	Amount			
Balance at June 26, 2004	70,882	$ 103,646	$ 2,892	$ 82,177	$ 429,694
Net loss	-	-	-	(352,983)	(352,983)
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of tax			(3,198)	(3,198)	-
Foreign currency translation adjustments			(1,275)	(1,275)	-
Change in fair value of investment securities, net of tax			(106)	(106)	-
Issuance of common stock under:					
Agis acquisition	21,945	410,812	-	-	-
Stock options	815	7,031	-	-	-
Restricted stock plan	451	-	-	-	-
Compensation for stock options	-	6,547	-	-	-
Compensation for restricted stock	-	1,509	-	-	-
Stock options exchanged for Agis stock options	-	574	-	-	-
Cash dividends, $0.155 per share	-	-	-	-	(11,935)
Tax effect from stock transactions	-	650	-	-	-
Purchases and retirements of common stock	(190)	(3,021)	-	-	-
Balance at June 25, 2005	93,903	527,748	(1,687)	(357,562)	64,776
Net income	-	-	-	71,400	71,400
Net income - stub period				490	490
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of tax			5,530	5,530	-
Foreign currency translation adjustments			(319)	(319)	-
Change in fair value of investment securities, net of tax			69	69	-
Issuance of common stock under:					
Stock options	905	8,056	-	-	-
Restricted stock plan	37	-	-	-	-
Compensation for stock options	-	5,491	-	-	-
Compensation for restricted stock	-	3,994	-	-	-
Cash dividends, $0.168 per share	-	-	-	-	(15,613)
Tax effect from stock transactions	-	(861)	-	-	-
Purchases and retirements of common stock	(1,923)	(28,330)	-	-	-
Balance at July 1, 2006	92,922	516,098	3,593	77,170	121,053
Net income	-	-	-	73,797	73,797
Accumulated other comprehensive income (loss):					
Change in fair value of derivative financial instruments, net of tax			(1,126)	(1,126)	-
Foreign currency translation adjustments			53,074	53,074	-
Change in fair value of investment securities, net of tax			(1,415)	(1,415)	-
Adjustment from adoption of FAS 158, net of tax			2,550	-	-
Issuance of common stock under:					
Stock options	1,496	15,362	-	-	-
Restricted stock plan	338	-	-	-	-
Compensation for stock options	-	3,793	-	-	-
Compensation for restricted stock	-	5,160	-	-	-
Cash dividends, $0.178 per share	-	-	-	-	(16,476)
Tax effect from stock transactions	-	1,470	-	-	-
Purchases and retirements of common stock	(1,361)	(22,464)	-	-	-
Balance at June 30, 2007	93,395	$ 519,419	$ 56,676	$ 124,330	$ 178,374

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Fiscal Year		
	2007	2006	2005
Cash Flows (For) From Operating Activities			
Net income (loss)	$ 73,797	$ 71,400	$ (352,983)
Adjustments to derive cash flows			
Write-off of in-process research and development	8,252	-	386,800
Depreciation and amortization	58,032	56,604	34,813
Asset impairment	2,034	7,783	3,232
Share-based compensation	8,953	9,485	8,056
Deferred income taxes	(1,371)	(5,804)	(9,834)
Acquisition related expenses incurred by acquiree	-	-	(10,002)
Sub-total	149,697	139,468	60,082
Changes in operating assets and liabilities, net of asset and business acquisitions and restructuring			
Accounts receivable	(36,812)	(31,085)	(16,903)
Inventories	18,786	(31,681)	40,528
Accounts payable	(19,186)	38,312	(6,736)
Payroll and related taxes	(4,956)	12,173	(21,515)
Accrued customer programs	(1,316)	7,868	7,966
Accrued liabilities	2,063	(14,476)	8,820
Accrued income taxes	15,272	(10,277)	9,932
Other	5,375	16,229	(4,530)
Sub-total	(20,774)	(12,937)	17,562
Net cash from operating activities	128,923	126,531	77,644
Cash Flows (For) From Investing Activities			
Purchase of securities	(335,016)	(60,773)	(157,353)
Proceeds from sales of securities	312,521	51,492	334,465
Issuance of note receivable	(1,000)	(3,000)	-
Additions to property and equipment	(45,014)	(36,427)	(26,824)
Proceeds from sales of property and equipment	2,613	-	-
Acquisition of assets	(59,538)	-	(5,562)
Acquisition of a business, net of cash	-	-	(381,570)
Acquisition-related dividends	-	-	(12,574)
Increase in restricted cash	-	-	(400,000)
Net cash for investing activities	(125,434)	(48,708)	(649,418)
Cash Flows (For) From Financing Activities			
Borrowings (repayments) of short-term debt, net	(8,295)	(5,287)	6,421
Borrowings of long-term debt	130,000	60,000	648,000
Repayments of long-term debt	(90,000)	(95,000)	(63,000)
Increase in deferred debt issue costs	-	-	(959)
Tax effect of stock transactions	1,470	(861)	650
Issuance of common stock	15,362	8,056	7,031
Repurchase of common stock	(22,464)	(28,330)	(3,021)
Cash dividends	(16,476)	(15,613)	(11,935)
Net cash from (for) financing activities	9,597	(77,035)	583,187
Net increase in cash and cash equivalents	13,086	788	11,413
Cash and cash equivalents, at beginning of period	19,018	16,707	8,392
Effect of exchange rate changes on cash	(1,799)	1,523	(3,098)
Cash and cash equivalents, at end of period	$ 30,305	$ 19,018	$ 16,707
Supplemental Disclosures of Cash Flow Information			
Cash paid/received during the year for:			
Interest paid	$ 33,577	$ 34,741	$ 5,248
Interest received	$ 20,079	$ 21,464	$ 7,038
Income taxes paid	$ 12,896	$ 47,133	$ 23,433
Income taxes refunded	$ 11,316	$ 7,939	$ 4,407

See accompanying notes to consolidated financial statements.

PERRIGO COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except per share amounts)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company, through several wholly owned subsidiaries, manufactures and sells consumer healthcare products, generic prescription drugs, API and consumer products primarily in the U.S., Israel, Europe and Mexico. In the U.S., these subsidiaries consist primarily of L. Perrigo Company, Perrigo Company of South Carolina Inc. and Perrigo New York Inc. Outside the U.S., these subsidiaries consist primarily of Perrigo Israel Pharmaceuticals, Ltd., Chemagis Ltd., Quimica y Farmacia S.A. de C.V., Wrafton Laboratories Limited and Perrigo U.K. Limited. As used herein, the "Company" means Perrigo Company, its subsidiaries and all predecessors of Perrigo Company and its subsidiaries.

Basis of Presentation

The Company's fiscal year is a fifty-two or fifty-three week period, which ends the Saturday on or about June 30. Fiscal year 2007 was comprised of 52 weeks and ended June 30, 2007. Fiscal year 2006 was comprised of 53 weeks and ended July 1, 2006. Fiscal year 2005 was comprised of 52 weeks and ended June 25, 2005.

On March 17, 2005, the Company acquired all of the outstanding shares of Agis Industries (1983) Ltd. (Agis), an Israeli public company. Results of operations for Agis for the three months ended May 31, 2005 are included in the Company's consolidated results of operations for the fourth quarter ended June 25, 2005.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. The Company consolidates results of operations and financial position of its U.K., Mexico, Germany, and Israel subsidiaries on a twelve-month period ending in May. All material intercompany transactions and balances have been eliminated in consolidation. The Company owns noncontrolling interests in a Chinese company and an Israeli company. These investments are accounted for using the equity method and are recorded in other non-current assets. The Company's equity in earnings (losses) of these investees is not material and is included in other income, net.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, which affect the reported earnings, financial position and various disclosures. Although the estimates are considered reasonable, actual results could differ from the estimates.

International

The Company translates its foreign operations' assets and liabilities denominated in foreign currencies into U.S. dollars at current rates of exchange as of the balance sheet date and income and expense items at the average exchange rate for the reporting period. Translation adjustments resulting from exchange rate fluctuations are recorded in the cumulative translation account, a component of accumulated other comprehensive income (loss). Gains or losses from foreign currency transactions are included in other income, net.

Revenues

Revenues from product sales are recognized when the goods are shipped to the customer. When title and risk pass to the customer is dependent on the customer's shipping terms. If the customer has shipping terms of FOB shipping point, title and risk pass to the customer as soon as the freight carrier leaves the Company's shipping location. If the customer has shipping terms of FOB destination, title and risk pass to the customer upon receipt of the order at the customer's location. A provision is recorded to exclude shipments estimated to be in-transit to customers at the end of the reporting period. A provision is recorded and accounts receivable is reduced as revenues are recognized for estimated losses on credit sales due to customer claims for discounts, price discrepancies, returned goods and other items. Revenues from non-product arrangements are recognized as services are rendered.

The Company maintains customer-related accruals that consist primarily of chargebacks, rebates and shelf stock adjustments. A liability is recorded as revenues are recognized for estimated customer program liabilities. The liability is generally estimated based on contractual requirements and historical performance of the customers involved in the program. Changes in these estimates and assumptions related to customer programs may result in additional accruals. Customer-related accruals were $51,656 at June 30, 2007 and $54,456 at July 1, 2006.

Shipping and handling costs billed to customers are included in net sales. Conversely, shipping and handling expenses incurred by the Company are included in cost of sales.

Financial Instruments

The carrying amount of the Company's financial instruments, consisting of cash and cash equivalents, available-for-sale securities, accounts receivable, accounts payable, notes payable and variable rate long-term debt approximates their fair value. See Note H for the fair value disclosure of the Company's restricted cash and fixed rate long-term debt.

Derivative Instruments

The Company has adopted Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138, (SFAS 133). Under the provisions of SFAS 133, all derivatives are recognized on the balance sheet at their fair value. Changes in fair value are recognized periodically in earnings or accumulated other comprehensive income (loss) within shareholders' equity, depending on the intended use of the derivative and whether the derivative has been designated by management as a hedging instrument. Changes in fair value of derivative instruments not designated as hedging instruments are recognized in earnings in the current period. The Company enters into certain derivative financial instruments, when available on a cost-effective basis, to mitigate its risk associated with changes in interest rates and foreign currency exchange rates.

The Company executes interest rate swap agreements to manage its exposure to changes in interest rates related to its long-term borrowings. Certain swap agreements are designated by management as cash flow hedges and the Company formally documents all relationships between hedging instruments and hedged items as well as the risk management objectives and strategies for undertaking various hedging relationships. All cash flow hedges are linked directly to specific transactions and the Company assesses effectiveness at inception and on a quarterly basis. When it is determined that a derivative instrument is not highly effective, the transaction is terminated or the transaction is no longer deemed probable of occurring, the Company discontinues hedge accounting. For all interest rate swaps not designated as hedges, changes in fair value are recorded in current period earnings.

The Company uses foreign currency put, call and forward contracts to assist in managing foreign currency exchange rate risk. These instruments are recognized at fair value, with all changes in fair value recorded in current period earnings, as these transactions have not been designated by management as hedging instruments under SFAS 133.

All derivative instruments are managed on a consolidated basis to efficiently net exposures and thus take advantage of any natural offsets. Gains and losses related to the derivative instruments are expected to be largely offset by gains and losses on the original underlying asset or liability. The Company does not use derivative financial instruments for speculative purposes. See Note H for further derivative disclosures.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of demand deposits and other short-term investments with maturities of three months or less at the date of purchase.

Investment Securities

The Company determines the appropriate classification of all investment securities as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classification as of each balance sheet date in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values are classified and accounted for as available-for-sale. The Company assesses whether temporary or other-than-temporary gains or losses on its investment securities have occurred due to increases or declines in fair value or other market conditions. Because the Company has determined that all of its investment securities are available-for-sale, unrealized gains and losses are reported, net of tax, as a component of accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on investment securities are determined using the specific identification method. Amortization of premiums and discounts are included in interest income.

Accounts Receivable

The Company maintains an allowance for customer accounts that reduces receivables to amounts that are expected to be collected. In estimating the allowance, management considers factors such as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance, historical experience with write-offs and the level of past-due amounts. Changes in these conditions may result in additional allowances. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. The allowance for doubtful accounts was $9,421 at June 30, 2007 and $11,178 at July 1, 2006.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method. Inventory related to research and development is expensed at the point when it is determined the materials have no alternative future use.

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of the inventory and its estimated market value. In estimating the allowance, management considers factors such as excess or slow moving inventories, product expiration dating, current and future customer demand and market conditions. Changes in these conditions may result in additional allowances. The allowance for inventory was $36,210 at June 30, 2007 and $42,509 at July 1, 2006.

Long-Lived Assets

Property and equipment are recorded at cost and are depreciated primarily using the straight-line method for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects. Useful lives for financial reporting range from 5 to 15 years for machinery and equipment and 10 to 45 years for buildings. Maintenance and repair costs are charged to earnings, while expenditures that increase asset lives are capitalized.

Goodwill is tested for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest impairment exists. The test for impairment requires the Company to make several estimates about fair value, most of which are based on projected future cash flows. Changes in these estimates may result in the recognition of an impairment loss. For fiscal 2007 and 2006, the required annual testing resulted in no impairment charge. See Footnote F for further information. Goodwill was $196,218 at June 30, 2007 and $152,183 at July 1, 2006.

Other intangible assets subject to amortization consist of developed product technology, distribution and license agreements, customer relationships and trademarks. Most of these assets are related to the acquisition of Agis and are amortized over their estimated useful economic lives using the straight-line method. An accelerated method of amortization is used for customer relationships. The Company acquired approximately $23,600 in developed product technology in connection with the Glades Pharmaceuticals Inc. acquisition in March 2007 – see Footnote B for further information. Other intangible assets were $156,587 at June 30, 2007 and $132,426 at July 1, 2006.

The Company periodically reviews all other long-lived assets that have finite lives and that are not held for sale for impairment by comparing the carrying value of the assets to their estimated future undiscounted cash flows.

Share-Based Awards

Share-based compensation awards are recognized at fair value in accordance with SFAS 123(R), "Accounting for Share-Based Payment."

Income Taxes

Deferred income tax assets and liabilities are recorded based upon the difference between the financial reporting and the tax reporting basis of assets and liabilities using the enacted tax rates. To the extent that available evidence raises doubt about the realization of a deferred tax asset, a valuation allowance is established.

Provision has not been made for U.S. or additional foreign taxes on undistributed post-acquisition earnings of foreign subsidiaries because those earnings are considered permanently reinvested in the operations of those subsidiaries.

Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted average number of shares of common stock outstanding during each period. It excludes both the dilutive effects of additional common shares that would have been outstanding if the shares issued under stock incentive plans had been exercised and the dilutive effect of restricted shares and restricted share units, to the extent those shares and units have not vested. Diluted earnings per share are calculated including the effects of shares and potential shares issued under stock incentive plans, following the treasury stock method.

New Accounting Standards

In June 2007, the Financial Accounting Standards Board (FASB) ratified the consensus reached by the Emerging Issues Task Force (EITF) on EITF Issue 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards". EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. The EITF should be applied prospectively to the income tax benefits of dividends on equity-classified employee share-based payment awards that are declared in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company does not expect EITF 06-11 to have a material effect on its consolidated results of operations or its financial position.

In June 2007, the FASB ratified the consensus reached by the EITF on Issue 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities". The scope of this Issue is focused on the accounting for non-refundable advance payments for goods that will be used or services that will be performed in future research and development activities. The FASB concluded that these types of payments should be deferred and capitalized until the goods have been delivered or the related services have been rendered. The EITF is effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Company does not expect EITF 07-3 to have a material effect on its consolidated results of operations or its financial position.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FAS 115," which permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this statement is to provide entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have a material impact on its consolidated results of operations or its financial position.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)". SFAS 158 requires companies to recognize a net liability or asset and an offsetting net of tax adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other postretirement benefit plans. SFAS 158 requires prospective application, and the recognition and disclosure requirements are effective for the Company's fiscal year ended June 30, 2007. This adoption of the statement did not have a material impact on its financial position and had no impact on its results of operations. Additionally, SFAS 158 requires companies to measure plan assets and obligations at their year-end balance sheet date. This requirement is effective for the Company's fiscal year ending June 27, 2009. Since the Company's measurement date currently aligns with its year-end balance sheet date, this requirement will have no impact on the Company's consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements". This statement clarifies the definition of fair value, establishes a framework for measuring fair value and expands the disclosures on fair value measurements. SFAS 157 is effective beginning in the first quarter of the Company's fiscal year ending June 27, 2009. The Company has not yet determined if the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). SAB 108 provides guidance on how prior year misstatements should be taken into consideration when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB 108 became effective during the Company's 2007 fiscal year. The adoption of SAB 108 had no impact on the Company's consolidated results of operations or financial position.

In June 2006, the FASB issued Interpretation 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109, Accounting for Income Taxes" (FIN 48), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation requires that the Company recognize in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006 with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Management is in the final stages of evaluating the impact of the adoption of this interpretation. Currently, it is not expected to have an impact on the Company's consolidated results of operations or net financial position on July 1, 2007, although balance sheet reclassifications between current and non-current could be significant.

In June 2006, the FASB ratified the consensus reached by the EITF on EITF Issue 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)". The scope of this Issue includes taxes that are externally imposed on a revenue producing transaction between a seller and a customer. The EITF concluded that a company should disclose its accounting policy (i.e., gross or net presentation) regarding the presentation of such taxes. If taxes included in gross revenues are significant, a company should disclose the amount of such taxes for each period for which an income statement is presented. The EITF was effective as of the third quarter of fiscal 2007 and had no impact on the Company's consolidated financial statements. The Company records such taxes on a net basis.

NOTE B – BUSINESS ACQUISITIONS

Qualis, Inc. – On March 7, 2007, the Company announced that it entered into a purchase agreement to acquire Qualis, Inc., a privately-owned manufacturer of store brand pediculicide products, for $12,000. The majority of the assets to be acquired in this transaction consist of the intangible assets attributable to the products acquired, which include primarily store brand over-the-counter product formulations that compare to Rid® and Nix® brand products. The transaction closed on July 3, 2007. Accordingly, the acquired opening balance sheet and ongoing results of operations will be included in the Company's consolidated financial statements beginning in the first quarter of fiscal 2008.

Glades Pharmaceuticals, Inc. – On March 26, 2007, the Company acquired certain generic prescription dermatological products from Glades Pharmaceuticals, Inc. (Glades) for approximately $57,000 in cash plus $2,500 of consideration for future research and development collaborations. The operating results related to these products are included in the Rx Pharmaceuticals segment of the Company's consolidated results of operations beginning in the fourth quarter of fiscal 2007.

The total allocated purchase price for accounting purposes through June 30, 2007 was $37,538. In addition, the Company has placed $22,000 in an escrow account pending the resolution of a contingency with respect to a single product. At June 30, 2007, these escrow funds are included in restricted cash. This contingency is required to be resolved within two years of the purchase date. Upon satisfactory resolution of the contingency, the total purchase price would be increased to $59,538; otherwise, the $22,000 will be returned to the Company. The $37,538 allocated purchase price includes the fair value assigned to the Company's license to market and distribute the product during the period until the escrow funds are released. The Company has allocated the current purchase price of $37,538 as follows:

Intangible assets – developed product technology	$	23,617
Intangible assets – in-process research and development		8,252
Inventory		5,669
Total assets acquired	$	37,538

Management assigned fair value to the identifiable intangible assets by estimating the discounted forecasted cash flows of the products acquired. The average estimated useful life of the developed product technology is 12 years and will be amortized on a straight-line basis. The amount allocated to in-process research and development was charged to operations in the third quarter of fiscal 2007. The valuation of in-process research and development related to projects which were assigned fair values by discounting forecasted cash flows directly related to the products expected to result from the subject research and development. Assumptions used in the in-process research and development valuation included a discount rate of 11% and commencement of net cash inflows that varied between one and three years, depending on the project. As of the date of acquisition, the technological feasibility of the acquired in-process technology had not yet been established and the technology had no future alternative uses and therefore was required to be expensed as of the acquisition date. Over the next two years, the Company estimates that it will incur additional costs related to efforts necessary to develop the acquired, incomplete technology into commercially viable products that could be as much as or more than $500. If the Company is unable to develop these in-process projects into commercially viable products or obtain approval from the United States Food and Drug Administration (FDA) as required, the Company's future revenues and net income will be adversely impacted.

A step-up in the value of inventory of $4,573 was recorded in the allocation of the purchase price based on valuation estimates. The total amount allocated to inventory of $5,669, which includes the step-up amount, was charged to cost of sales in the fourth quarter of fiscal 2007 as the inventory was sold.

Agis – On March 17, 2005, the Company acquired all of the outstanding shares of Agis. Agis was included in the accompanying consolidated balance sheet as of June 25, 2005. The operating results of Agis for the three months ended May 31, 2005 were included in the Company's consolidated results of operations for fiscal 2005. For purposes of consolidation, Agis' fiscal year begins June 1 and ends May 31, the same period followed for the Company's U.K. and Mexico operations. Prior to being acquired, Agis' net sales for the year ended December 31, 2004 were approximately $405,000.

The acquisition was accounted for under the purchase method of accounting with Agis considered as the acquiree for accounting purposes. The purchase price was allocated to the fair value of assets acquired, identifiable intangible assets and liabilities assumed from Agis. For convenience purposes, the acquisition was recorded as of February 28, 2005 and those balances were reported in the Company's March 26, 2005 consolidated balance sheet. Fair value was estimated by various techniques including analysis of expected future cash flows and market comparisons. The excess of the purchase price over the fair value of net assets acquired, amounting to $114,374, was recorded as goodwill in the consolidated balance sheet. Goodwill is not amortized but is tested for impairment at least annually in the third quarter of the Company's fiscal year. Goodwill initially assigned to the reportable segments was as follows: $65,608 to Rx Pharmaceuticals and $48,766 to API.

The total purchase consideration exchanged for all of the outstanding shares of Agis was calculated as follows:

Shares of Agis common stock outstanding at closing date	27,394	
Exchange ratio per merger agreement	0.8011	
Shares of Perrigo common stock issued at the closing date	21,945	
Multiplied by Perrigo's average stock price for the five day period beginning two business days before and ending two business days after November 14, 2004	$18.72	$410,812
Shares of Agis common stock outstanding at the closing date	27,394	
Cash consideration paid per share	$14.93	408,990
Estimated fair value of Perrigo stock options exchanged for Agis stock options outstanding at the closing date		574
Perrigo's estimated acquisition costs		11,482
Purchase price for accounting purposes		831,858
Agis' net debt outstanding at the closing date		8,974
Total purchase consideration		$840,832

The total purchase price for accounting purposes of $831,858 excluded assumed net debt. The Company adjusted the allocation of the purchase price and goodwill in subsequent periods for changes in tax-related assets and liabilities, additional termination liabilities for the Company's New York facility and a final evaluation of certain assets and liabilities.

In connection with the acquisition, the Company accrued $2,727 for restructuring costs, consisting of employee termination benefits for 60 employees and certain lease termination costs.

At the acquisition date, the purchase price was allocated as follows:

Cash	$ 38,902
Investment securities	33,115
Inventory	137,053
Other current assets	138,236
Property and equipment	104,521
Other non-current assets	36,139
Intangible assets	529,100
Goodwill	114,374
Total assets acquired	1,131,440
Notes payable	9,285
Current maturities of long-term debt	20,000
Other current liabilities	160,314
Other non-current liabilities	25,889
Deferred income taxes	31,848
Long-term debt	52,246
Total liabilities assumed	299,582
Total purchase price	$ 831,858

A step-up in the value of inventory of $28,154 was recorded in the allocation of the purchase price based on valuation estimates. In the fourth quarter of fiscal 2005, $23,392 was charged to cost of sales based on the estimated related sales of the acquired inventory, with the remaining amount charged to cost of sales in the first quarter of fiscal 2006.

Intangible assets were valued as follows:

	Amount	Estimated Useful Life
In-process research and development	$ 386,800	-
Developed product technology	117,100	16 years
Distribution and license agreements	15,300	13 years
Customer relationships	4,900	4 years
Trademarks	5,000	15 years
	$ 529,100	

The amount allocated to in-process research and development, $386,800, was charged to operations as of the acquisition date. The valuation of in-process research and development related to numerous ongoing projects which were assigned fair values by discounting forecasted cash flows directly related to the products expecting to result from the subject research and development. Assumptions used in the valuation included a discount rate of

17.5% and commencement of net cash inflows that varied between one and ten years depending on the project. As of the date of acquisition, the technological feasibility of the acquired technology had not yet been established and the technology had no future alternative uses and therefore was required to be expensed as of the acquisition date. The acquired in-process technology related to the development of generic prescription drug products and API. The Company estimated, as of the acquisition date, that additional costs related to efforts necessary to develop the acquired, incomplete technology into commercially viable products could be as much as or more than $70,000 over the next 10 years. If the Company is unable to develop commercially viable products or obtain FDA approval as required, the Company's future revenues and net income will be adversely impacted. The write-off of in-process research and development is not deductible for tax purposes.

The following unaudited pro forma financial information presents results as if the acquisition had occurred at the beginning of the respective periods:

	Fiscal Year	
	2005	2004
(Unaudited)		
Net sales	$1,337,193	$1,288,638
Net income	23,888	61,273
Basic earnings per share	0.26	0.66
Diluted earnings per share	0.25	0.65

These pro forma results were prepared in accordance with the requirements of SFAS 141, "Business Combinations". The pro forma results include certain adjustments such as the charge to cost of sales associated with the step-up value of inventory acquired and additional amortization related to intangible assets arising from the acquisition, additional compensation expense and interest expense on acquisition debt. Since the write-off of in-process research and development is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in this unaudited pro forma information. The pro forma results are not necessarily indicative of the results of operations that actually would have resulted had the acquisition occurred at the beginning of the respective periods or of results of operations of future periods.

NOTE C – EARNINGS (LOSS) PER SHARE

A reconciliation of the numerators and denominators used in the basic and diluted earnings (loss) per share (EPS) calculation follows:

	Fiscal Year		
	2007	2006	2005
Numerator:			
Net income (loss) used for both basic and diluted EPS	$73,797	$71,400	$(352,983)
Denominator:			
Weighted average shares outstanding for basic EPS	92,230	92,875	77,313
Diluted effect of share-based awards	1,577	1,230	-
Weighed average shares outstanding for diluted EPS	93,807	94,105	77,313

Share-based awards outstanding that are anti-dilutive were 2,724 for fiscal 2007, 4,485 for fiscal 2006 and 6,428 for fiscal 2005. These share-based awards were excluded from the diluted EPS calculation. The weighted average shares for fiscal 2005 include a proportionate number of shares issued for the acquisition of Agis. The denominator for basic EPS is used for calculating diluted EPS for fiscal 2005 because potentially dilutive share-based awards are not applicable when a loss is reported.

NOTE D – INVESTMENT SECURITIES

At June 30, 2007, all of the Company's investments in debt and equity securities were classified as available-for-sale, and, as a result, were reported at fair value. The following is a summary of the Company's available-for-sale securities, all of which are classified as short-term:

	June 30, 2007	July 1, 2006
Equity securities	$ 1,435	$ 850
Debt securities issued by foreign governments	2,667	3,233
Corporate debt securities	43,758	20,964
Other debt securities	1,250	1,686
Total	$49,110	$26,733

As of June 30, 2007, the fair value of available-for-sale investment securities approximated amortized cost. Unrealized gains and losses are not material and are included in other comprehensive income (loss). The gross realized gains and losses on the sale of these securities is determined using the specific identification method.

	Fiscal Year		
	2007	2006	2005
Proceeds from the sale of investment securities	$312,521	$51,492	$334,465
Gross realized gain	$ 620	$ 366	$ 265
Gross realized loss	$ 2,048	$ 46	$ 89

The following table summarizes the contractual maturities of debt securities at June 30, 2007:

Less than 1 year	$ 41,729
Due in 1 to 5 years	3,025
Due after 5 years	2,921
Total	$ 47,675

NOTE E – INVENTORIES

Inventories are summarized as follows:

	June 30, 2007	July 1, 2006
Finished goods	$135,974	$148,603
Work in process	77,241	70,974
Raw materials	81,899	83,364
	$295,114	$302,941

The Company maintains an allowance for estimated obsolete or unmarketable inventory based on the difference between the cost of inventory and its estimated market value. The inventory balances stated above are net of an inventory allowance of $36,210 at June 30, 2007 and $42,509 at July 1, 2006.

NOTE F – GOODWILL

Goodwill allocated to the Rx Pharmaceuticals and API segments is tested for impairment annually in the third quarter of the fiscal year. The current year testing resulted in no impairment charge related to these segments. The Company's API business is heavily dependent on new products currently under development. Although not anticipated at this time, the termination of certain key product development projects could have a materially adverse impact on the future results of the API segment, which may include a charge for goodwill impairment. The goodwill allocated to the Consumer Healthcare segment is tested annually for impairment in the second quarter of the fiscal year. The current year testing resulted in no impairment charge related to the Consumer Healthcare segment.

There were no acquisitions, dispositions or impairments of goodwill during both fiscal 2007 and 2006. Changes in the carrying amount of goodwill, by reportable segment, are as follows:

	Consumer Healthcare	Rx Pharma-ceuticals	API	Total
Balance as of June 25, 2005	$ 35,919	$ 65,608	$ 48,766	$150,293
Goodwill adjustment	-	(1,931)	(729)	(2,660)
Currency translation adjustment	8,533	(2,271)	(1,712)	4,550
Balance as of July 1, 2006	44,452	61,406	46,325	152,183
Goodwill adjustment	-	2,394	23,941	26,335
Currency translation adjustment	2,596	8,626	6,478	17,700
Balance as of June 30, 2007	$ 47,048	$72,426	$76,744	$196,218

During the first quarter of fiscal 2007, the Company recorded an adjustment to goodwill for the Rx Pharmaceuticals and API segments. This adjustment was to record a deferred tax liability for income and withholding taxes related to pre-acquisition earnings in an approved enterprise zone in Israel. In accordance with EITF 93-7, "Uncertainties Related to Income Taxes in a Purchase Business Combination" (EITF 93-7), the Company treated this item as an uncertain tax position at the time of the acquisition. Until the first quarter of fiscal 2007, the Company was unable to reasonably estimate the liability that was required. Certain factors still remain that could change the ultimate liability and result in subsequent changes in goodwill. Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries, except for Israel taxes on pre-acquisition approved enterprise earnings because those earnings are considered permanently reinvested in the operations of those subsidiaries.

Currency translation in fiscal 2006 for the Consumer Healthcare segment includes both the current year impact and an adjustment for previous periods. Additionally, in fiscal 2006, the Company recorded adjustments to goodwill, originally established in connection with the Agis acquisition, for changes in tax-related assets and liabilities, additional termination liabilities for the Company's New York facility and a final evaluation of certain assets and liabilities.

NOTE G – INTANGIBLE ASSETS

Intangible assets and related accumulated amortization consist of the following:

	June 30, 2007		July 1, 2006	
	Gross	Accumulated Amortization	Gross	Accumulated Amortization
Developed product technology / formulation	$154,923	$21,490	$117,615	$10,656
Distribution and license agreements	19,790	5,983	18,755	3,765
Customer relationships	4,900	4,018	4,900	2,698
Trademarks	10,235	1,770	9,503	1,228
Total	$189,848	$33,261	$150,773	$18,347

The Company recorded a charge for amortization expense of $14,602, $13,515 and $3,764 for fiscal 2007, 2006 and 2005, respectively, for intangible assets subject to amortization.

Estimated amortization expense increased significantly from the prior year due to the intangible assets acquired in both the Glades and Qualis acquisitions. The future expense below assumes that the contingency related to the Glades acquisition, discussed in Note B, is satisfactorily resolved within the next two years. The estimated amortization expense for each of the following five years is as follows:

Fiscal Year	Amount
2008	$ 15,700
2009	16,200
2010	14,300
2011	14,300
2012	14,300

NOTE H - CREDIT FACILITIES, DERIVATIVES AND GUARANTIES

Total borrowings outstanding were $677,919 at June 30, 2007 and $641,798 at July 1, 2006. Total borrowings are presented on the balance sheet as follows:

	June 30, 2007	July 1, 2006
Short-term debt:		
Swingline loan	$ 11,776	$ 19,195
Bank loans – Mexico subsidiary	-	886
Current portion of long-term debt	15,381	-
Total	27,157	20,081
Long-term debt, less current maturities:		
Revolving line of credit	120,000	80,000
Term loan	100,000	100,000
Letter of undertaking – Israel subsidiary	400,000	400,000
Debenture – Israel subsidiary	30,762	41,717
Total	650,762	621,717
Total debt	$677,919	$641,798

On March 16, 2005, the Company and certain foreign subsidiaries entered into a credit agreement with a group of banks which provides an initial revolving loan commitment of $250,000 and an initial term loan commitment of $100,000, each subject to increase or decrease as specified in the credit agreement. Both loans bear an interest rate of Alternative Base Rate or LIBOR plus an applicable margin determined by the Company's leverage ratio over the trailing four quarters. Actual rates for fiscal 2007 ranged from 5.75% to 5.95%. Additionally, the credit agreement provides for a short term swingline loan with a maximum commitment of $25,000 with a negotiable rate of interest which was 5.87% as of June 30, 2007.

The obligations under the credit agreement are guarantied by certain subsidiaries of the Company and the Company will guaranty obligations of foreign subsidiary borrowers. In some instances, the obligations may be secured by a pledge of 65% of the stock of foreign subsidiaries. The maturity date of the term and revolving loans is October 30, 2011. Restrictive loan covenants apply to, among other things, minimum levels of interest coverage and debt to Earnings before Interest, Taxes and Depreciation (EBITDA) ratios. The Company was in compliance with all loan covenants as of June 30, 2007.

During the fourth quarter of fiscal 2005, the Company entered into two interest rate swap agreements to reduce the impact of fluctuations in interest rates on the aforementioned term and revolving commitments. These interest rate swap agreements are contracts to exchange floating rate for fixed rate interest payments over the life of the agreements without the exchange of the underlying notional amounts. The notional amounts of interest rate swap agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest. The Company does not use derivative financial instruments for speculative purposes.

The interest rate swap agreements fix the interest rate at 4.77% on an initial notional amount of principal of $50,000 on the revolving loan and $100,000 on the term loan. The interest rate swap agreements expire on March 16, 2010. Changes in the fair value of the swap agreement, net of tax, are reported as a component of other comprehensive income (loss).

The counterparty to the interest rate swap agreement is a commercial bank that has other financing relationships with the Company. While the Company is exposed to credit loss in the event of nonperformance by the counterparty, the Company does not anticipate nonperformance and a material loss would not be expected from such nonperformance.

The Company accounts for derivatives in accordance with SFAS 133, which establishes accounting and reporting standards requiring that derivative instruments (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability measured at fair value. Additionally, changes in the derivative's fair value shall be recognized currently in earnings unless specific hedge accounting criteria are met. If hedge accounting criteria are met, the changes in a derivative's fair value are recorded in shareholders' equity as a component of other comprehensive income (loss). These deferred gains and losses are recognized in income in the period in which the hedge item and hedging instrument are settled.

In accordance with SFAS 133, the Company has designated the above interest rate swaps as cash flow hedges and has formally documented the relationship between the interest rate swaps and the variable rate borrowings, as well as its risk management objective and strategy for undertaking the hedge transaction. This process includes linking the derivative to the specific liability on the balance sheet. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative used in the hedging transaction is highly effective in offsetting changes in the cash flows of the hedged item. As of June 30, 2007, the interest rate swaps discussed above were considered by management to be highly effective and no amount of gain or loss was recorded in earnings due to hedge ineffectiveness for fiscal 2007 and 2006.

On March 16, 2005, the Company's Israel holding company subsidiary entered into a letter of undertaking and obtained a loan in the sum of $400,000. The loan has a ten-year term with a fixed annual interest rate of 5.025%.

The Company may prepay the loan after 12 interest payments upon 30 days written notice. The lender may demand prepayment or the Company may prepay the loan in whole or in part upon 90 days written notice on the interest payment date that is 24 months after the loan date and every 12 months subsequent to this date. The terms require the Company to maintain a deposit of $400,000 in an uninsured account with the lender as security for the loan. The deposit is included in the balance sheet as a non-current asset. This deposit has a fixed 4.9% yield. The Company does not have the right to withdraw any amounts from the deposit account including any interest earned until the loan has been paid in full or unless it receives consent from the lender. Earned interest is released to the Company on each interest payment date so long as all interest due on the loan has been paid by the Company. As of June 30, 2007, the fair values of the letter of undertaking and the corresponding deposit were $387,168 and $387,109, respectively. As of July 1, 2006, the fair values of the letter of undertaking and the corresponding deposit were $382,638 and $382,550, respectively. Fair values were calculated by discounting the future cash flows of the financial instruments to their present value, using interest rates currently offered for borrowings and deposits of similar nature and remaining maturities.

The Company's Israel subsidiary has a debenture for $46,143 with a fixed interest rate of 5.6%. The debenture is guarantied by the Company. The principal of the loan is linked to the increase in the Israel Consumer Price Index (CPI) and is payable in three annual installments, the first of which will be made in December 2007. Prior to the Agis acquisition, the subsidiary executed an interest rate swap in the notional amount of approximately $15,000 to exchange the aforementioned terms for linkage to the dollar with the addition of variable interest based on LIBOR plus 2%. In fiscal 2006, the subsidiary entered into partial termination agreements on the interest rate swaps in the notional amount of $13,000, leaving a swap agreement with a net notional amount of $2,000 in place at June 30, 2007. The subsidiary has also entered into a hedge in the notional amount of approximately $2,000 to protect against extreme changes in LIBOR. These transactions have not been formally designated as hedging instruments by management and are recorded in current liabilities at their fair value of $90 at June 30, 2007 and $271 at July 1, 2006. The change in fair value was $202 recorded in interest income, $862 recorded in interest expense and $289 recorded in interest income for fiscal 2007, 2006 and 2005, respectively.

The Company has entered into foreign currency put, call and forward contracts to assist in managing currency risks. These derivatives have not been formally designated as hedging instruments by management and are recorded in current assets at their fair market value of $774 at June 30, 2007 and $410 at July 1, 2006. The change in fair value was $298 and $796 recorded in interest income and $444 recorded in interest expense for fiscal 2007, 2006 and 2005, respectively.

The Company's Israel subsidiary has provided a guaranty to a bank to secure the debt of a 50% owned joint venture for $500, not to exceed 50% of the joint venture's debt. The estimated fair value of the guaranty is insignificant. The joint venture is accounted for using the equity method of accounting.

The annual maturities of short-term and long-term debt are as follows:

2008	$ 27,157
2009	15,381
2010	15,381
2011	-
2012	220,000
Thereafter	400,000

NOTE I - POST EMPLOYMENT PLANS

Qualified Profit-Sharing and Investment Plans

The Company has a qualified profit-sharing and investment plan under section 401(k) of the Internal Revenue Code, which covers substantially all domestic employees in Michigan, South Carolina and New York. Contributions to the plan are at the discretion of the Board of Directors. Additionally, the Company matches a portion of employees' contributions. The Company's contributions to the plan were $9,055, $7,180 and $7,267 in fiscal 2007, 2006 and 2005, respectively.

The Company had an additional qualified investment plan under section 401(k) of the Internal Revenue Code, which covered non-union employees in New York. Contributions to the plan were at the discretion of the Board of Directors. Additionally, the Company matched a portion of employees' contributions. The Company's contributions to the plan were $415 and $146 for fiscal 2006 and 2005, respectively. This plan was merged with the plan described above as of July 1, 2006.

Pension Benefit Plan

The union employees of the Company's Germany subsidiary are covered by a defined benefit pension plan. The Company accrues expected costs of benefits during the employees' years of service and the plan is not funded. The liability associated with the plan at June 30, 2007, which is recorded in other non-current liabilities, was $946. Net periodic benefit expense was $103, $68 and $16 for fiscal 2007, 2006 and 2005, respectively.

Multi-Employer Pension Plan

The Company's New York subsidiary participates in a multi-employer pension plan in association with its union employees. The Company's contributions to the plan were $110, $116 and $27 for fiscal 2007, 2006 and 2005, respectively. The Company has not recorded any withdrawal liability as the Company does not have any current plans to terminate its participation in this plan.

Israeli Post Employment Benefits

Israeli labor laws and agreements require the Company to pay benefits to employees dismissed or retiring under certain circumstances. Severance pay is calculated on the basis of the most recent employee salary levels and the length of employee service. The Company's Israeli subsidiaries also provide retirement bonuses to certain managerial employees. The Company makes regular deposits to retirement funds and purchases insurance policies to partially fund these liabilities. The deposited funds may be withdrawn only upon the fulfillment of requirements pursuant to Israeli labor laws. At June 30, 2007, the liability related to these post employment benefits, which is recorded in other non-current liabilities, was $21,315. The Company has funded $18,524 of this amount, which is recorded in other non-current assets. The Company's contributions to the above plans were $1,777, $2,760 and $643 for fiscal 2007, 2006 and 2005, respectively.

Deferred Compensation Plans

The Company has non-qualified plans related to deferred compensation and executive retention that allow certain employees and directors to defer compensation subject to specific requirements. Although the plans are not formally funded, the Company owns insurance policies with a cash surrender value of $7,817 as of June 30, 2007 that are intended as a long-term funding source for these plans. The assets, which are recorded in other non-current assets, are not a committed funding source and may, under certain circumstances, be subject to claims from creditors. The deferred compensation liability, which is recorded in other non-current liabilities, was $6,776 at June 30, 2007 and $5,659 at July 1, 2006.

Postretirement Medical Benefits

The Company provides certain healthcare benefits to eligible U.S. employees and their dependents who meet certain age and service requirements when they retire. Generally, benefits are provided to eligible retirees after age 65 and to their dependents. Increases in the Company contribution for benefits are limited to increases in the CPI. Additional healthcare cost increases are paid through participant contributions. The Company accrues the expected costs of such benefits during a portion of the employees' years of service. The plan is not funded. Under current plan provisions, the plan is not eligible for any federal subsidy related to the Medicare Modernization Act of 2003 Part D Subsidy. The unfunded accumulated projected benefit obligation was $2,039 at June 30, 2007 and $5,714 at July 1, 2006. The significant decrease in the benefit obligation in fiscal 2007 was due primarily to a reduction in the participation rate assumed. In accordance with FAS 158, which became effective for the Company in the fourth quarter of fiscal 2007, an adjustment was made of approximately $3,900 to reduce the accrued benefit obligation to a level equal to the accumulated projected benefit obligation. The offset was recorded as an adjustment to accumulated other comprehensive income, net of tax. Net periodic benefit expense was $307, $434 and $425 in fiscal 2007, 2006 and 2005, respectively.

NOTE J - SHAREHOLDERS' EQUITY

In January 2003, the Board of Directors adopted a policy of paying regular quarterly dividends. The Company paid dividends of $16,476, $15,613 and $11,935, or $0.178, $0.168 and $0.155 per share, during fiscal 2007, 2006 and 2005, respectively. The declaration and payment of dividends and the amount paid, if any, is subject to the discretion of the Board of Directors and will depend on the earnings, financial condition, capital and surplus requirements of the Company and other factors the Board of Directors may consider relevant.

The Company has a common stock repurchase program. Purchases are made on the open market, subject to market conditions and are funded by available cash or borrowings. On February 8, 2007, the Board of Directors approved a plan to repurchase shares of common stock with a value of up to $60,000. This plan will expire on February 8, 2009. The previous repurchase plan was approved on February 15, 2006 and expired on February 17, 2007. The Company has a 10b5-1 plan that allows a broker selected by the Company to repurchase shares on behalf of the Company at times when it would ordinarily not be in the market because of the Company's trading policies. The amount of common stock repurchased in accordance with the 10b5-1 plan on any given day is determined by the plan's formula which is generally based on the market price of the Company's stock. All common stock repurchased is retired upon purchase. The Company repurchased 1,361 shares of common stock for $22,464 during fiscal 2007. The Company repurchased 1,923 and 190 shares of common stock for $28,330 and $3,021 during fiscal 2006 and 2005, respectively.

Share-Based Compensation Plans

All share-based compensation for employees and directors is granted under the 2003 Long-Term Incentive Plan, as amended, other than certain grants pursuant to employment agreements. The plan has been approved by the Company's shareholders and provides for the granting of awards to its employees and directors for up to 10,928 shares of common stock. The purpose of the plan is to attract and retain individuals of exceptional managerial talent and encourage these individuals to acquire a vested interest in the Company's success and prosperity. The awards that are granted under this program primarily include non-qualified stock options, incentive stock options, restricted shares and restricted share units. Awards granted under the plan vest and may be exercised and/or sold from one to ten years after the date of grant based on a vesting schedule.

Share-based compensation expense was $8,953 for fiscal 2007, $9,485 for fiscal 2006 and $8,056 for fiscal 2005. The income tax benefit recognized was $1,531 for fiscal 2007, $3,092 for fiscal 2006 and $3,190 for fiscal 2005. As of June 30, 2007, unrecognized share-based compensation expense was $27,881 and will be recognized over approximately 5 years. Proceeds from the exercise of stock options and excess income tax benefits attributable to stock options exercised are credited to common stock.

A summary of activity related to stock options is presented below:

	For the year ended June 30, 2007			
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Beginning options outstanding	6,434	$13.09		
Granted	3,834	$18.80		
Exercised	(1,466)	$10.20		
Terminated / forfeited	(166)	$15.15		
Ending options outstanding	8,636	$16.08	7.24	$30,428
Options exercisable	3,377	$13.39	5.90	$20,917

The aggregate intrinsic value for options exercised during the year was $12,423 for fiscal 2007, $6,017 for fiscal 2006 and $7,295 for fiscal 2005. The weighted average fair value per share at the grant date for options granted during the year was $5.60 for fiscal 2007, $5.12 for fiscal 2006 and $7.08 for fiscal 2005. The fair values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Fiscal Year		
	2007	2006	2005
Dividend yield	0.8%	0.9%	0.8%
Volatility, as a percent	22.5%	28.0%	32.0%
Risk-free interest rate	5.5%	4.1%	3.7%
Expected life in years after vest date	3.0	3.0	3.0

Volatility used in the valuation model was based on historical volatility. The risk-free interest rate was based on the yield of U.S. government securities with a maturity date that coincides with the expected term of the option. The expected life in years after vest date was estimated based on past exercise behavior of employees.

A summary of activity related to non-vested restricted shares is presented below:

	For the year ended June 30, 2007	
	Number of Non-Vested Shares	Weighted Average Grant Date Fair Value
Beginning non-vested shares outstanding	419	$16.03
Granted	349	$16.31
Vested	(192)	$20.25
Cancelled	(11)	$15.32
Ending non-vested shares outstanding	565	$14.78

The weighted average fair value per share at the date of grant for restricted shares granted during the year was $16.31 for fiscal 2007, $14.10 for fiscal 2006 and $17.22 for fiscal 2005. The total fair value of restricted shares that vested during the year was $3,325 for fiscal 2007, $1,422 for fiscal 2006 and $424 for fiscal 2005.

NOTE K – ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of all changes in shareholders' equity during the period other than from transactions with shareholders. Accumulated other comprehensive income (loss) and fiscal year activity consists of the following:

	Fair value of derivative financial instruments, net of tax	Foreign currency translation adjustments	Fair value of investment securities, net of tax	Adjustment to initially apply FAS 158, net of tax	Accumulated other comprehensive income (loss)
Balance as of June 25, 2005	$(3,198)	$1,617	$(106)	$ -	$(1,687)
Additions (reductions)	5,530	(319)	69	-	5,280
Balance as of July 1, 2006	2,332	1,298	(37)	-	3,593
Additions (reductions)	(1,126)	53,074	(1,415)	2,550	53,083
Balance as of June 30, 2007	$ 1,206	$ 54,372	$ (1,452)	$2,550	$ 56,676

The adjustment to accumulated other comprehensive income (loss) related to the adoption of FAS 158 is excluded from other comprehensive income as reflected in the Company's consolidated statement of shareholders' equity for fiscal 2007. The fiscal 2007 foreign currency translation adjustment of $53,074 was driven primarily by the large fluctuation in the exchange rate between the Israeli shekel and U.S. dollar during the year.

NOTE L - INCOME TAXES

	Fiscal Year		
	2007	2006	2005
Pre-tax income (loss):			
U.S.	$22,006	$59,270	$ 68,355
Foreign	67,049	46,665	(399,048)
Total	$89,055	$105,935	$(330,693)
Provision for income taxes:			
Current:			
Federal	$ 1,311	$ 22,640	$ 37,023
State	550	1,650	3,796
Foreign	14,767	16,153	(6,177)
Subtotal	16,628	40,443	34,642
Deferred:			
Federal	3,498	(684)	(13,086)
State	464	129	(2,051)
Foreign	(5,333)	(5,353)	2,785
Subtotal	(1,371)	(5,908)	(12,352)
Total	$ 15,257	$ 34,535	$ 22,290

A reconciliation of the provision based on the Federal statutory income tax rate to the Company's effective income tax rate is as follows:

	Fiscal Year		
	2007	2006	2005
	%	%	%
Provision at Federal statutory rate	35.0	35.0	(35.0)
State income taxes, net of Federal benefit	0.7	1.7	0.5
Foreign tax rate differences	(3.5)	5.8	(0.1)
Expenses not deductible for tax purposes/ deductions not expensed for book, net	(0.7)	(2.2)	(0.2)
Approved enterprise benefit	(10.8)	(5.8)	(0.3)
Non-deductible write-off of in-process research and development	-	-	40.9
Inventory basis step-up	-	(0.9)	0.9
Intangible amortization	(2.7)	(3.4)	-
Research and development credit	(3.2)	(0.5)	(0.2)
Other	2.3	2.9	0.2
Effective income tax rate	17.1	32.6	6.7

Provision has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries, except for Israel taxes on pre-acquisition approved enterprise earnings, because those earnings are considered permanently reinvested in the operations of those subsidiaries. It is not practicable to estimate the amount of tax that might be payable on the eventual remittance of such earnings.

In August 2005, the Company was notified by the IRS that it has resolved all tax years through fiscal 2004. Additionally, the Israeli Tax Authority is currently auditing the Company for years ended December 2003, December 2004 and May 2005. The Company believes it has appropriately accrued for probable income tax exposures for all tax years that remain open.

Deferred income taxes arise from temporary differences between the financial reporting and the tax reporting basis of assets and liabilities and operating loss and tax credit carry forwards for tax purposes. The components of the net deferred income tax asset (liability) are as follows:

	Fiscal Year	
	2007	2006
Deferred income tax asset (liability):		
Property and equipment	$(49,620)	$(49,199)
Inventory basis differences	14,304	19,070
Accrued liabilities	18,890	20,206
Allowance for doubtful accounts	3,407	3,371
Research and development	7,255	3,723
State operating loss carry forwards	1,787	3,710
State credit carry forwards	146	164
International operating loss carry forwards	474	1,709
Unearned revenue	3,109	3,087
Share-based compensation	5,299	5,030
Pre-acquisition approved enterprise earnings	(29,373)	-
Other, net	1,337	(1,816)
Subtotal	(22,985)	9,055
Valuation allowance for carry forwards	(1,607)	(4,233)
Net deferred income tax asset (liability)	$(24,592)	$ 4,822

The above amounts are classified in the consolidated balance sheet as follows:

	June 30, 2007	July 1, 2006
Assets	$96,308	$ 95,201
Liabilities	(120,900)	(90,379)
Net deferred income tax asset (liability)	$(24,592)	$ 4,822

At June 30, 2007, the Company had state net operating loss carry forwards of $1,787, state credit carry forwards of $146, and international net operating loss carry forwards of $474. At June 30, 2007, a valuation allowance of $1,159 had been provided for the state net operating loss carry forwards, $134 for state credit carry forwards, and $314 for international net operating loss carry forwards as utilization of such carry forwards within the applicable statutory periods is uncertain. The state net operating loss carry forward expires through 2027, while the international net operating losses have no expiration. The valuation allowances for these net operating loss carry forwards are adjusted annually, as necessary. After application of the valuation allowances described above, the Company anticipates no limitations will apply with respect to utilization of the net deferred income tax assets described above.

Tax Rate Reductions

A newly enacted law that became effective January 1, 2006 reduced the Israel statutory corporate tax rate as follows: 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for 2010 and thereafter.

In July 2007, both the U.K. and Germany enacted a law change to lower their statutory corporate tax rates.

Tax Exemptions in Israel

Certain of the Company's Israel subsidiaries have been granted approved enterprise status under the Law for the Encouragement of Capital Investments (1959). Income derived from such entities is entitled to various tax benefits beginning in the year the subsidiary first generates taxable income. These benefits apply to an entity depending on certain elections. Certain subsidiaries have elected alternative tax benefits and are entitled to tax exemption for ten years. The period of benefits for these subsidiaries expires between 2008 and 2014. Certain other subsidiaries have elected investment grant benefits and are entitled to tax exemption for two years followed by a reduced tax rate of 10% to 25% for the five following years. The period of benefits for these subsidiaries, some of which have not started, expire not later than 2016. Once the benefits period expires, income from these subsidiaries will be taxed at the applicable statutory rate.

These benefits are generally granted with the understanding that cash dividends will not be distributed from the affected income. Should dividends be distributed out of tax exempt income, the subsidiary would be required to pay a 10% to 25% tax on the distribution. The Company does not currently intend to cause distribution of a dividend which would involve additional tax liability in the foreseeable future; therefore, no provision has been made for such tax.

Certain other conditions apply to maintain entitlement to these tax benefits. Failure to comply with these conditions may cancel the benefits, in whole or in part, and repayment of the amount of tax benefits with interest may be required. All affected subsidiaries are currently in compliance with these conditions.

NOTE M - COMMITMENTS AND CONTINGENCIES

The Company leases certain assets, principally warehouse facilities and computer equipment, under agreements that expire at various dates through 2014. Certain leases contain provisions for renewal and purchase options and require the Company to pay various related expenses. Future non-cancelable minimum operating lease commitments are as follows: 2008--$10,960; 2009--$9,178; 2010--$7,271; 2011--$5,066; 2012-- $4,855 and thereafter -- $7,453. Rent expense under all leases was $12,675, $9,664 and $8,394 for fiscal 2007, 2006 and 2005, respectively.

Several Arkansas counties, including Independence County, have filed a lawsuit against the Company and various manufacturers and distributors of products containing pseudoephedrine, which is used to produce methamphetamine, an illegal drug. The Company has been informed that other counties in Arkansas may join in the lawsuit as plaintiffs. Through this lawsuit, the plaintiff counties seek to recoup as damages some of the expenses they have incurred to combat methamphetamine use and addiction. They also seek punitive damages, disgorgement of profits and attorneys fees. The Company believes that any such lawsuit is without merit and intends to vigorously defend against it. At this early stage, the Company cannot predict whether this issue will have a material impact on its results of operations.

In August 2004, the Company reached a settlement with the United States Federal Trade Commission (FTC) and states' attorneys general offices regarding a now terminated agreement between Alpharma, Inc. and the Company related to a children's ibuprofen suspension product. In connection with the Alpharma, Inc. agreement and the related FTC settlement, the Company was named as a defendant in four class action suits that have been consolidated with one another (the Suit), filed on behalf of indirect Company customers (i.e., consumers), alleging that the plaintiffs overpaid for children's ibuprofen suspension product as a result of the Company's agreement with Alpharma, Inc. The Company entered into a settlement agreement to resolve the Suit for a combination of cash and product donations of approximately $1,000. On December 11, 2006, the court granted final approval of the settlement for the Suit. The Company recorded income of $500 in the second quarter of fiscal 2007 for the reduction of the associated accruals and considers all related issues to be closed.

The Company is defending a few remaining individual lawsuits pending in various state and federal courts involving phenylpropanolamine (PPA), an ingredient used in the manufacture of certain OTC cough/cold and diet products. The Company discontinued using PPA in the U.S. in November 2000 at the request of the FDA. These cases allege that the plaintiff suffered injury, generally some type of stroke, from ingesting PPA-containing products. Many of these suits also name other manufacturers or retailers of PPA-containing products. These personal injury suits seek an unspecified amount of compensatory, exemplary and statutory damages. The Company maintains product liability insurance coverage for the claims asserted in these lawsuits. The Company believes that it has meritorious defenses to these lawsuits and intends to vigorously defend them. At this time, the Company cannot determine whether it will be named in additional PPA-related suits, the outcome of existing suits or the effect that PPA-related suits may have on its financial condition or operating results.

In addition to the foregoing discussion, the Company has pending certain other legal actions and claims incurred in the normal course of business. The Company believes that it has meritorious defenses to these lawsuits and/or is covered by insurance and is actively pursuing the defense thereof. The Company believes the resolution of all of these matters will not have a material adverse effect on its financial condition and results of operations as reported in the accompanying consolidated financial statements. However, depending on the amount and timing of an unfavorable resolution of these lawsuits, the Company's future results of operations or cash flow could be materially impacted in a particular period.

The Company's Israeli subsidiary has provided a guaranty to a bank to secure the debt of a 50% owned joint venture for approximately $500, not to exceed 50% of the joint venture's debt, that is not recorded on the Company's condensed consolidated balance sheets as of June 30, 2007.

NOTE N - QUARTERLY FINANCIAL DATA (unaudited)

Fiscal 2007	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)
Net sales	$340,215	$370,629	$362,288	$374,296
Gross profit	94,617	98,325	100,209	108,474
Net income	16,882	21,088	17,056	18,771
Basic earnings per share	0.18	0.23	0.19	0.20
Diluted earnings per share	0.18	0.23	0.18	0.20
Weighted average shares outstanding				
Basic	92,168	91,836	91,643	92,078
Diluted	93,521	93,506	93,298	94,063

Fiscal 2006	First Quarter(5)	Second Quarter(6)	Third Quarter(7)	Fourth Quarter(8)
Net sales	$319,734	$359,697	$332,321	$355,069
Gross profit	86,916	105,570	97,278	107,977
Net income	12,911	25,366	20,861	12,262
Basic earnings per share	0.14	0.27	0.23	0.13
Diluted earnings per share	0.14	0.27	0.22	0.13
Weighted average shares outstanding				
Basic	93,188	92,833	92,683	92,607
Diluted	94,314	93,963	94,044	94,004

(1) Includes pre-tax charges of $1,026 for costs related to acetaminophen product recall and $1,200 for estimate of obsolescence expense for pseudoephedrine-related inventory.

(2) Includes pre-tax charges of $5,000 for costs related to acetaminophen product recall, $642 for restructuring costs and $300 for estimate of obsolescence expense for pseudoephedrine-related inventory.

(3) Includes pre-tax charge of $8,252 for write off of in-process research and development costs, $306 for restructuring costs and $268 for costs related to acetaminophen product recall.

(4) Includes pre-tax charge to cost of sales of $4,573 associated with the step-up in value of inventory related to Glades acquisition, $2,034 related to an impairment of a note receivable, $233 for costs related to acetaminophen product recall, $400 for estimate of obsolescence expense for pseudoephedrine-related inventory and $550 for the reduction of an accrual related to mesalamine rectal suspension product recall.

(5) Includes pre-tax charges of $4,762 associated with the step-up in value of inventory related to Agis acquisition, $2,750 for costs related to mesalamine rectal suspension product recall, and $3,300 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(6) Includes a gain of $4,666 for the sale of the Company's non-controlling interest in Shandex, a Canadian distribution company, and $1,650 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(7) Includes $2,100 due to the reduction of an accrual related to loratadine syrup product recall and $2,050 for estimate of obsolescence expense for pseudoephedrine-related inventory.
(8) Includes pre-tax charge of $8,846 for restructuring costs and $1,800 for estimate of obsolescence expense for pseudoephedrine-related inventory.

NOTE O - SEGMENT INFORMATION

The Company has three reportable segments, aligned primarily by product: Consumer Healthcare, Rx Pharmaceuticals and API along with an Other category. The Consumer Healthcare segment includes the U.S., U.K. and Mexico operations supporting the sale of OTC pharmaceutical and nutritional products worldwide. The Rx Pharmaceuticals segment includes the development and sale of prescription drug products worldwide. The API segment includes the development and manufacturing of API products in Israel and Germany. API products are sold to customers worldwide. The Other category consists of two operating segments, Israel Consumer Products and Israel Pharmaceutical and Diagnostic Products, with sales primarily to the Israeli market, including cosmetics, toiletries, detergents, manufactured and imported pharmaceutical products and medical diagnostic products. Neither of these operating segments meets the quantitative thresholds required to be separately reportable segments. The majority of corporate expenses, which generally represent shared services, are charged to operating segments as part of a corporate allocation. The unallocated portion of these expenses, the one-time write-off of in-process research and development related to the assets acquired from Glades Pharmaceuticals, Inc., and the write-off of in-process research and development and integration costs related to the acquisition of Agis are reported as reconciling items in the table below. The accounting policies of each segment are the same as those described in the summary of significant accounting policies set forth in Note A. Revenues generated outside the U.S. for fiscal 2007, 2006 and 2005 were $478,104, $348,545 and $168,082, respectively, primarily in Israel, the U.K. and Mexico. As of June 30, 2007 and July 1, 2006, the net book value of property and equipment located outside the U.S. was $158,437 and $135,144, respectively. Approximately $109,000 of property and equipment was located in Israel as of June 30, 2007. One customer accounted for 21% of net sales in fiscal 2007, 22% in fiscal 2006 and 26% in fiscal 2005. The API segment and Other category include fiscal 2006 charges of $1,747 and $2,697, respectively, for charges to cost of sales related to the step-up of the value of inventory. The Rx Pharmaceuticals segment, API segment and Other category include fiscal 2005 charges to cost of sales of $5,546, $12,542 and $4,407, respectively, equal to the step-up of the value of inventory.

	Consumer Healthcare	Rx Pharma-ceuticals	API	Other	Unallocated expenses	Total
Fiscal 2007						
Net sales	$1,037,305	$137,797	$122,143	$150,183	-	$1,447,428
Operating income	$69,579	$23,855	$18,899	$8,192	$(21,974)	$98,551
Operating income %	6.7%	17.3%	15.5%	5.5%	-	6.8%
Total assets	$1,134,443	$378,944	$249,860	$161,907	-	$1,925,154
Capital expenditures	$16,615	$8,969	$16,572	$2,858	-	$45,014
Property and equip, net	$206,780	$24,520	$72,364	$27,408	-	$331,072
Depreciation/amortization	$31,239	$10,714	$10,663	$5,416	-	$58,032

Fiscal 2006						
Net sales	$994,231	$120,941	$110,713	$140,936	-	$1,366,821
Operating income	$78,844	$16,575	$25,939	$3,517	$(13,543)	$111,332
Operating income %	7.9%	13.7%	23.4%	2.5%	-	8.1%
Total assets	$1,095,200	$313,600	$185,759	$156,065	-	$1,750,624
Capital expenditures	$18,781	$4,600	$10,272	$2,774	-	$36,427
Property and equip, net	$215,075	$20,367	$57,893	$26,023	-	$319,358
Depreciation/amortization	$30,841	$9,779	$9,518	$6,466	-	$56,604
Fiscal 2005						
Net sales	$933,280	$32,565	$23,412	$34,841	-	$1,024,098
Operating income (loss)	$86,570	$(10,692)	$(7,164)	$(4,590)	$(394,597)	$(330,473)
Operating income (loss) %	9.3%	(32.8)%	(30.6)%	(13.2)%	-	(32.3)%
Total assets	$1,042,033	$310,521	$186,988	$165,434	-	$1,704,976
Capital expenditures	$22,942	$719	$3,118	$45	-	$26,824
Property and equip, net	$227,573	$13,424	$57,590	$25,214	-	$323,801
Depreciation/amortization	$29,471	$2,294	$2,146	$902	-	$34,813

NOTE P - RESTRUCTURING CHARGES

In June 2006, as a result of an ongoing review of its Consumer Healthcare operating strategies, the Company's Board of Directors approved plans to exit two unprofitable product lines, effervescent tablets and psyllium-based laxatives and, as a result, incurred an impairment charge in the Company's Consumer Healthcare segment of $8,846 in the fourth quarter of fiscal 2006 to reflect the difference between carrying value and the fair value of the affected assets. This action resulted in the sale of one Michigan plant and the closure of an additional Michigan plant, both in the second quarter of fiscal 2007. The Company recorded a gain of $1,276 in the second quarter of fiscal 2007 based on the cash proceeds from the sale of the plant. The gain is included in the restructuring line of the income statement. The Company also recorded a $1,500 note receivable from the buyer of the plant. This amount, reflecting further gain on the sale of the plant, has been deferred and will be recognized as the note is repaid over the next five years. As of June 30, 2007, $100 has been recognized related to this note receivable. As of June 30, 2007, the net book value of the assets associated with the second plant is included in the assets held for sale line item on the Company's consolidated balance sheet. In addition, the Company incurred a charge of $2,255 in fiscal 2007 for employee-related and plant shutdown costs. The employee-related charge was $1,578 for termination benefits for 72 employees, all of which was paid as of June 30, 2007.

In connection with the acquisition of Agis, the Company reviewed its Consumer Healthcare segment's operating strategies. As a result, the Company approved a restructuring plan and recorded a charge to the Company's Consumer Healthcare segment. The implementation of the plan began on March 24, 2005 and was completed in July 2006. Certain assets were written down to their fair value resulting in an impairment charge of $3,232. Fair value was determined by the Company using discounted future cash flows. In addition, the Company terminated 22 employees performing in certain executive and administrative roles. Accordingly, the Company recorded employee termination benefits of $3,150. The charges for asset impairment and employee termination benefits are included in the restructuring line of the consolidated statements of income of fiscal 2005. The activity of the restructuring reserve is detailed in the following table:

	Fiscal 2005 Restructuring Employee Termination
Balance at March 26, 2005	$ 3,150
Payments	(998)
Balance at June 25, 2005	2,152
Payments	(2,047)
Balance at July 1, 2006	105
Payments	(105)
Balance at June 30, 2007	$ -

In connection with the Agis acquisition, the Company accrued $2,727 of restructuring costs that were included in the allocation of the purchase price. These restructuring costs consisted of employee termination benefits for 60 employees and certain lease termination costs. The Company accrued an additional amount of $1,206 for employee termination benefits in fiscal 2006. The Company made payments to employees of $497 and recorded a final adjustment to the accrual in fiscal 2007 as no further termination benefits will be paid related to this restructuring. The lease termination accrual was adjusted as a result of a final evaluation of the liability and will be paid out over the next seven years. The activity related to these restructuring costs is as follows:

	Fiscal 2005 Restructuring	
	Employee Termination	Lease Termination
Balance at March 26, 2005	$1,135	$1,592
Payments	(761)	-
Balance at June 25, 2005	374	1,592
Additions	1,206	-
Payments	(709)	-
Adjustments	-	(494)
Balance at July 1, 2006	871	1,098
Payments	(497)	(129)
Adjustments	(374)	-
Balance at June 30, 2007	$ -	$969

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(a) Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of June 30, 2007, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b) of the Securities Exchange Act of 1934. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in ensuring that all material information relating to the Company and its consolidated subsidiaries required to be included in the Company's periodic SEC filings would be made known to them by others within those entities in a timely manner and that no changes are required at this time.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company has included a report of management's assessment of the design and effectiveness of its internal control as part of this Form 10-K. The independent registered public accounting firm of BDO Seidman, LLP also attested to, and reported on, management's assessment of the internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in this Form 10-K under the captions entitled "Management's Report on Internal Control over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

In connection with the evaluation by the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the Company's internal control over financial reporting pursuant to Rule 13a-15(d) of the Securities Exchange Act of 1934, no changes during the quarter ended June 30, 2007 were identified that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III.

Item 10. Directors, Executive Officers and Corporate Governance.

(a) Directors of the Company.
This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Proposal Requiring Your Vote - Election of Directors".

(b) Executive Officers of the Company.
See Part I, Additional Item of this Form 10-K.

(c) Audit Committee Financial Expert.
This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Board and Committee Membership".

(d) Identification and Composition of the Audit Committee.
This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Board and Committee Membership".

(e) Compliance with Section 16(a) of the Exchange Act.
This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Section 16(a) Beneficial Ownership Reporting Compliance".

(f) Code of Ethics.
This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Corporate Governance".

Item 11. Executive Compensation.

This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the headings "Executive Compensation", "Compensation Committee Report" and "Director Compensation".

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Ownership of Perrigo Common Stock". Information concerning equity compensation plans is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Equity Compensation Plan Information".

Item 13. Certain Relationships and Related Transactions, and Director Independence.

This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Certain Transactions" and "Corporate Governance".

Item 14. Principal Accountant Fees and Services.

This information is incorporated by reference to the Company's Proxy Statement for the 2007 Annual Meeting under the heading "Independent Accountants".

PART IV.

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed or incorporated by reference as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements.

2. Financial Schedules.
Schedule II - Valuation and Qualifying Accounts.
Schedules other than the one listed are omitted because the required information is included in the footnotes, immaterial or not applicable.

3. Exhibits:

2(a) Agreement and Plan of Merger dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Perrigo Israel Opportunities Ltd., incorporated by reference from Appendix A to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

3(a) Amended and Restated Articles of Incorporation of Registrant, as amended, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on February 2, 2005.

3(b) Restated Bylaws of Registrant, as amended through March 1, 2005, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on March 3, 2005.

4(a) Registration Rights Agreement, dated as of November 14, 2004, between Registrant and Moshe Arkin, incorporated by reference from Appendix H to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed on February 11, 2005.

10(a)* Registrant's 2003 Long-Term Incentive Plan effective October 29, 2003, as amended, incorporated by reference from the Registrant's Proxy Statement (No. 000-19725) for its 2003 Annual Meeting of Shareholders filed on September 26, 2003.

10(b)* Registrant's Employee Stock Option Plan, as amended, incorporated by reference from the Registrant's Form 10-K (No. 000-19725) filed on September 18, 2002.

10(c)* Registrant's 1989 Non-Qualified Stock Option Plan for Directors, as amended, incorporated by reference from Exhibit B of the Registrant's 1997 Proxy Statement (No. 000-19725) as amended at the Annual Meeting of Shareholders on October 31, 2000.

10(d)* Registrant's Restricted Stock Plan for Directors, dated November 6, 1997, incorporated by reference from Registrant's 1998 Form 10-K (No. 000-19725) filed on October 6, 1998.

10(e)* Employment Agreement, Restricted Stock Agreement, Contingent Restricted Stock Agreement, and Noncompetition and Nondisclosure Agreement, dated April 19, 2000, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on April 26, 2000.

10(f)* Registrant's Executive Retention Plan, dated January 1, 2002, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 30, 2002.

10(g)* Registrant's Nonqualified Deferred Compensation Plan, dated December 31, 2001, as amended, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on January 24, 2002.

10(h)* Registrant's Restricted Stock Plan for Directors II, dated August 14, 2001, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 23, 2001.

10(i)* Registrant's Management Incentive Bonus Plan, effective June 29, 2003, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 23, 2003.

10(j)* Registrant's Management Incentive Bonus Plan, effective June 27, 2004, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 26, 2004.

10(k)* Amendment to Employment Agreement dated as of June 30, 2005, between Registrant and David T. Gibbons, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on July 6, 2005.

10(l)* Employment Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Rafael Lebel, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on March 22, 2005.

10(m) Credit Agreement, dated as of March 16, 2005, among Registrant, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as administrative agent, Bank Leumi USA, as syndication agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as documentation agents, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 5, 2005.

10(n) Letter of Undertaking of Perrigo Israel Holdings Ltd. dated March 16, 2005, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 5, 2005.

10(o) Cash Collateral Pledge Agreement dated as of March 16, 2005 between Perrigo International, Inc., as Pledgor, and Bank Hapoalim B.M, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 5, 2005.

10(p) Guaranty of Perrigo International, Inc. dated March 16, 2005, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 5, 2005.

10(q) Contract, dated as of December 19, 2001, between Arkin Real Estate Holdings (1961) Ltd. and Agis Industries (1983) Ltd., incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 5, 2005.

10(r)* Employment Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Moshe Arkin, incorporated by reference from Appendix I to the Registrant's Proxy Statement/Prospectus included in Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(s)* Form of Non-qualified Stock Option Agreement, incorporated by reference from the Registrant's 10-Q (No. 000-19725) filed on February 2, 2005.

10(t)* Form of Restricted Stock Agreement, incorporated by reference from the Registrant's 10-Q (No. 000-19725) filed on February 2, 2005.

10(u) Undertaking Agreement, dated as of November 14, 2004, among Registrant, Agis Industries (1983) Ltd. and Moshe Arkin, incorporated by reference from Appendix D to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(v) Nominating Agreement, dated as of November 14, 2004, between Registrant and Moshe Arkin, incorporated by reference from Appendix F to the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(w) Lock-Up Agreement, dated as of November 14, 2004, among Moshe Arkin, Registrant and Perrigo Israel Opportunities Ltd., incorporated by reference from Appendix G the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(x) Voting Agreement, dated as of November 14, 2004, between Agis Industries (1983) Ltd. and Michael J. Jandernoa, incorporated by reference from Appendix E the Registrant's Proxy Statement/Prospectus included in the Registrant's Registration Statement on Form S-4 (No. 333-121574), filed and declared effective on February 14, 2005.

10(y)* Amendment to Nominating Agreement, dated as of July 12, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on July 18, 2005.

10(z)* Employment Agreement dated as of July 21, 2005 by and between Perrigo Company and Douglas R. Schrank, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on July 22, 2005.

10(aa)*Amendment No. 2 to Nominating Agreement, dated as of September 10, 2005, between Perrigo Company and Moshe Arkin, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on September 14, 2005.

10(bb) First Amendment to Credit Agreement, dated as of September 30, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 27, 2005.

10(cc) Foreign Subsidiary Borrower Agreement, dated as of September 26, 2005, among Chemagis (Germany) GmbH, Perrigo Company and JPMorgan Chase Bank, N.A., as Administrative Agent, pursuant to the Credit Agreement, dated as of March 16, 2005, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on October 27, 2005.

10(dd)*Amendment to the 2003 Long-Term Incentive Plan, effective as of October 28, 2005, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on November 3, 2005.

10(ee)*Letter Agreement by and between Perrigo Company and Ran Gottfried, dated February 15, 2006 and effective February 16, 2006, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on February 22, 2006.

10(ff)* Perrigo Company Non-qualified Deferred Compensation Plan, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on March 29, 2006.

10(gg)*Form of Long-Term Incentive Award Agreement, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on August 22, 2006.

10(hh)*Employment Agreement dated as of September 8, 2006 by and between Perrigo Company and Joseph C. Papa, incorporated by reference from Registrant's Form 8-K (No. 000-19725) filed on September 12, 2006.

10(ii)* Second Amendment to Employment Agreement dated as of September 9, 2006 by and between Perrigo Company and David T. Gibbons, incorporated by reference from Registrant's Form 8-K (No. 000-19725) filed on September 12, 2006.

10(jj) Second Amendment to Credit Agreement, dated as of October 30, 2006, among Perrigo Company, the Foreign Subsidiary Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, Bank Leumi USA, as Syndication Agent, and Bank of America, N.A., LaSalle Bank Midwest National Association, formerly known as Standard Federal Bank N.A. and National City Bank of the Midwest, as Documentation Agents, incorporated by reference from the Registrant's Form 8-K (No. 000-19725) filed on November 2, 2006.

10(kk) Form of Indemnity Agreement, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on November 9, 2006.

10(ll)* Form of Long-Term Incentive Award Agreement, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on February 1, 2007.

10(mm)*Third Amendment to Employment Agreement dated as of December 27, 2006 by and between Perrigo Company and David T. Gibbons, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on February 1, 2007.

10(nn)*Letter Agreement by and between Perrigo Company and Ben-Zion Zilberfarb, dated February 8, incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K (No. 000-19725) filed on February 22, 2007.

10(oo)*Registrant's 2003 Long-Term Incentive Plan, as amended as of February 7, 2007, incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

10(pp)* Form of Restricted Stock Agreement (Under the Perrigo Company 2003 Long-Term Incentive Plan), incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

10(qq)*Form of Long-Term Incentive Award Agreement (Under the Perrigo Company 2003 Long-Term Incentive Plan), incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

10(rr)* Form of Restricted Stock Agreement (For Approved Section 102 Awards), incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

10(ss)* Form of 2006 Long-Term Incentive Award Agreement, For Approved Section102 Awards (Under the Perrigo Company 2003 Long-Term Incentive Plan), incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

10(tt)* Form of 2006 Long-Term Incentive Award Agreement (Under the Perrigo Company 2003 Long-Term Incentive Plan), incorporated by reference from the Registrant's Form 10-Q (No. 000-19725) filed on May 8, 2007.

21 Subsidiaries of the Registrant.

23 Consent of BDO Seidman, LLP.

24 Power of Attorney (see signature page).

31 Rule 13a-14(a) Certifications.

32 Section 1350 Certifications.

* Denotes management contract or compensatory plan or arrangement.

(b) Exhibits.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(3) above.

(c) Financial Statement Schedules.
The response to this portion of Item 15 is submitted as a separate section of this Report. See Item 15(a)(2) above.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

PERRIGO COMPANY

(in thousands)

Description	Balance at Beginning of Period	Net Bad Debt Expenses	Deductions[1]	Other[2]	Balance at End of Period
Year Ended June 25, 2005:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$ 8,296	$ 621	$379	$1,832	$10,370
Year Ended July 1, 2006:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$10,370	$2,334	$1,526	-	$11,178
Year Ended June 30, 2007:					
Allowances deducted from asset accounts:					
Allowances for uncollectible accounts	$11,178	$(2,693)	$(936)	-	$9,421

(1) Uncollectible accounts charged off, net of recoveries.

(2) Consists of allowances assumed in the acquisition of Agis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K for the fiscal year ended June 30, 2007 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Allegan, State of Michigan on the 23rd of August 2007.

PERRIGO COMPANY

By: /s/ Joseph C. Papa
Joseph C. Papa
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby appoints Joseph C. Papa, Judy L. Brown and Todd W. Kingma and each of them severally, acting alone and without the other, his true and lawful attorney-in-fact with authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments to this Annual Report on Form 10-K for the fiscal year ended June 30, 2007 necessary or advisable to enable Perrigo Company to comply with the Securities Exchange Act of 1934, any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the report as the aforesaid attorney-in-fact executing the same deems appropriate.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K for the fiscal year ended June 30, 2007 has been signed below by the following persons on behalf of the registrant and in the capacities indicated on August 23, 2007.

Signature	Title
/s/ Joseph C. Papa Joseph C. Papa	President and Chief Executive Officer (Principal Executive Officer and Director)
/s/ Judy L. Brown Judy L. Brown	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)
/s/ David T. Gibbons David T. Gibbons	Chairman of the Board
/s/ Moshe Arkin Moshe Arkin	Vice Chairman and Director
/s/ Laurie Brlas Laurie Brlas	Director
/s/ Gary M. Cohen Gary M. Cohen	Director
/s/ Larry D. Fredricks Larry D. Fredricks	Director
/s/ Ran Gottfried Ran Gottfried	Director
/s/ Michael J. Jandernoa Michael J. Jandernoa	Director
/s/ Gary K. Kunkle, Jr. Gary K. Kunkle, Jr.	Director
/s/ Herman Morris, Jr. Herman Morris, Jr.	Director
/s/ Ben-Zion Zilberfarb Ben-Zion Zilberfarb	Director

EXHIBIT INDEX

Exhibit	Document
21	Subsidiaries of the Registrant.
23	Consent of BDO Seidman, LLP.
31	Rule 13a-14(a) Certifications.
32	Section 1350 Certifications.

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State/Country of Incorporation
L. Perrigo Company	Michigan
Perrigo Pharmaceuticals Company	Michigan
Perrigo International Inc.	Michigan
Perrigo Company of South Carolina Inc.	Michigan
Perrigo Sales Corporation	Michigan
Perrigo International Holdings Inc.	Michigan
Perrigo Research and Development Company	Michigan
Perrigo Company of Tennessee Inc.	Tennessee
Perrigo New York, Inc.	Delaware
Clay Park Industries Inc.	New York
Clay Park Distributors Inc.	New York
ChemAgis USA Inc.	New Jersey
Perrigo de Mexico S.A. de C.V	Mexico
Quimica y Farmacia S.A. de C.V.	Mexico
Perrigo do Brasil Ltda.	Brazil
Wrafton Laboratories Limited	United Kingdom
Perrigo U.K. Acquisition Limited	United Kingdom
Wrafton Trustees Limited	United Kingdom
Barum Limited	United Kingdom
Perrigo U.K. Limited	United Kingdom
Perrigo Ventures Limited Partnership	United Kingdom
Perrigo UK FINCO Limited Partnership	United Kingdom
Perrigo Israel Holdings Ltd.	Israel
Perrigo Israel Pharmaceuticals Ltd.	Israel
Chemagis Ltd.	Israel
Perrigo Israel Opportunities II Ltd.	Israel
Elite Soap Manufacturers (1986) Ltd	Israel
Vesteck Ltd.	Israel
Agis Commercial Agencies (1989) Ltd.	Israel
Arginet Investments and Property (2003) Ltd.	Israel
Careline (Pharmagis) Ltd.	Israel
Agis Investments (2000) Ltd.	Israel
Dovechem Ltd.	Israel
Neca Chemicals (1952) Ltd.	Israel
Neca Marketing (1983) Ltd.	Israel
Pharma Clal Ltd.	Israel
Agis Distribution & Marketing (1989) Ltd.	Israel
Neca Cosmetics Products (1990) Ltd.	Israel
Perrigo Laboratories India Private Ltd.	India
ChemAgis B.V.	Netherlands
ChemAgis Germany GmbH	Germany
Perrigo China Business Trustee, LLC	Delaware
Perrigo China Business Trust	China
Perrigo Denmark K/S	Denmark
Perrigo Israel Trading Limited Partnership	Israel

Perrigo Israel LLC	Delaware
Perrigo Netherlands BV	Netherlands
Perrigo Nevada Inc.	Delaware
Perrigo Trading (Shanghai) Co. Ltd.	China
Perrigo Asia Holding Company	Mauritius

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the registration statements for Perrigo Company's 1988 Employee Incentive Stock Option Plan as amended (Registration Nos. 33-46265 and 333-101205), 1989 Non-qualified Stock Option Plan for Directors as amended (Registration Nos. 33-46264 and 333-101204), 2003 Long-Term Incentive Plan (Registration Nos. 333-118194 and 333-136639), L. Perrigo Investment Plan and Trust (Registration No. 33-46262) and Profit-Sharing and Investment Plan (Registration No. 333-141101) of our reports dated August 22, 2007 relating to the consolidated financial statements and schedule and the effectiveness of Perrigo Company's internal control over financial reporting, which appear in this Form 10-K.

By: /s/ BDO Seidman, LLP
BDO Seidman, LLP

Grand Rapids, Michigan
August 22, 2007

Exhibit 31

CERTIFICATION

I, Joseph C. Papa, certify that:

1. I have reviewed this report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 23, 2007

/s/Joseph C. Papa
Joseph C. Papa
President and Chief Executive Officer

Exhibit 31

CERTIFICATION

I, Judy L. Brown, certify that:

1. I have reviewed this report on Form 10-K of Perrigo Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 23, 2007

/s/Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer

Exhibit 32

The following statement is being made to the Securities and Exchange Commission solely for the purposes of Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1349), which carries with it certain criminal penalties in the event of a knowing or willful misrepresentation.

Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549

Re: Perrigo Company

Ladies and Gentlemen:

In accordance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002 (18 USC 1349), each of the undersigned hereby certifies that:

(i) this Annual Report on Form 10-K fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and
(ii) the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of Perrigo Company.

Dated as of this 23rd day of August, 2007.

/s/ Joseph C. Papa
Joseph C. Papa
President and Chief Executive Officer

/s/ Judy L. Brown
Judy L. Brown
Executive Vice President and
Chief Financial Officer


Quality is at The
Core of Our Business
And at The Heart of
Everything We Do.

Executive Officers

Joseph C. Papa
President and Chief Executive Officer

Moshe Arkin
Vice Chairman

Judy L. Brown
Executive Vice President and Chief Financial Officer

Thomas M. Farrington
Senior Vice President and Chief Information Officer

John T. Hendrickson
Executive Vice President, Global Operations and Supply Chain

Todd W. Kingma
Executive Vice President, General Counsel and Secretary

Sharon Kochan
Executive Vice President, U.S. Generics

Refael Lebel
Executive Vice President and General Manager, Perrigo Israel

Jeffrey R. Needham
Senior Vice President, Commercial Business Development

Michael R. Stewart
Senior Vice President, Global Human Resources

James C. Tomshack
Senior Vice President, Consumer Healthcare Sales

Louis W. Yu, Ph.D.
Senior Vice President, Global Quality

Share Information

Perrigo Company common stock is listed on The NASDAQ Global Select Market® and the Tel Aviv Stock Exchange (TASE) under the symbol PRGO. Shares outstanding at June 30, 2007: 93,394,966

Annual Meeting

The Annual Meeting of Shareholders will be held at the Allegan County Area Technical & Education Center, 2891 116th Avenue (M-222), Allegan, Michigan, on October 30, 2007, at 10:00 a.m. (EST)

Independent Accountants

BDO Seidman, LLP
Grand Rapids, Michigan

Fiscal 2007 Cash Dividend Data

Fiscal Quarter	Record Date	Payable Date	Per Share Amount
1st	8/25/06	9/19/06	$0.0425
2nd	11/24/06	12/19/06	$0.0450
3rd	2/23/07	3/20/07	$0.0450
4th	5/25/07	6/19/07	$0.0450

Shareholder Account Information

Shareholders with requests for information regarding their share position, stock certificates, address changes and other related matters should contact:
National City Bank
Corporate Trust Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757

Financial Information

Annual reports, news releases, earnings announcements, dividend announcements, Form 10-K, 10-Q and 8-K reports and other financial information may be obtained by visiting the investor relations section of our Web site: www.perrigo.com/investors

Investor Relations Contacts

Arthur J. Shannon
(269) 686-1709

Ernest J. Schenk
(269) 673-9212

Creative services by
Strategic Communication Advisors
and Anderson Design
Grand Rapids, Michigan

Directors



Moshe Arkin
Vice Chairman,
Perrigo Company
Director since 2005



Laurie Brlas
Senior Vice President,
Chief Financial Officer
and Treasurer,
Cleveland-Cliffs, Inc.
Director since 2003



Gary M. Cohen
Executive Vice President,
Becton, Dickinson and Company
Director since 2003



Larry D. Fredricks
Independent Financial
Consulting, former Director –
Financial Counseling Services,
Deloitte & Touche LLP
Director since 1996



David T. Gibbons
Chairman of the Board,
Perrigo Company
Director since 2000



Ran Gottfried
Consultant and Director
for public and private
companies in Israel
Director since 2006



Michael J. Jandernoa
Former Chairman of the Board,
Perrigo Company
Director since 1981



Gary K. Kunkle, Jr.
Retired Chairman and
Chief Executive Officer,
DENTSPLY International Inc.
Director since 2002



Herman Morris, Jr.
Private practice of law,
Memphis, Tennessee
Director since 1999



Joseph C. Papa
President and Chief
Executive Officer,
Perrigo Company
Director since 2006



Ben-Zion Zilberfarb
Professor of Economics
at Bar-Ilan University
and consultant
Director since 2007



515 Eastern Avenue
Allegan, Michigan 49010
(269) 673-8451
www.perrigo.com

END